KIRKLAND LAKE GOLD LTD.

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2019

March 30, 2020

3120 – 200 Bay Street
Toronto, Ontario M5J 2J1
www.klgold.com

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CAUTIONARY STATEMENT
Forward-Looking Information
This annual information form (“Annual Information Form”) contains “forward-looking statements” within the meaning of applicable United States securities laws and “forward-looking information” within the meaning of applicable Canadian securities legislation (together with the forward-looking statements, “forward-looking information”). Forward-looking information includes, but is not limited to, information with respect to: the Company’s (as defined below) expected production from, and further potential of, the Company’s properties; the future price of minerals, particularly gold; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of ongoing and future exploration activities; mining or processing issues; the timing of sustaining capital projects; assessment of future reclamation obligations; government regulation of mining operations; and environmental risks. Estimates regarding the anticipated timing, amount and cost of exploration and development activities are based on assumptions underlying mineral reserve and mineral resource estimates and the realization of such estimates. Capital and operating cost estimates are based on extensive research of the Company, purchase orders placed by the Company to date, recent estimates of construction and mining costs and other factors. Forward-looking information is characterized by words such as “plan”, “expect”, “budget”, “target”, “schedule”, “estimate”, “forecast”, “project”, “intend”, “believe”, “anticipate” and other similar words or statements that certain events or conditions “may”, “could”, “would”, “might”, or “will” occur or be achieved. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include: the price of gold; potential impacts of infectious diseases, including but not limited to COVID-19; exploration, development and operating risks; health, safety and environmental risks and hazards; risks relating to foreign operations and political risks; uncertainty in the estimation of mineral reserves and mineral resources; replacement of depleted mineral reserves; uncertainty relating to mineral resources; risks related to production estimates and cost estimates; obligations as a public company; risks relating to government regulation; risks related to acquisitions, integration and dispositions; the impact of Australian laws regarding foreign investment; access to additional capital; volatility in the market price of the Company’s securities; the continuation of the Company’s dividend policy; risks related to the Company’s investments; liquidity risk; risks related to community relations; risks relating to equity investments; risks relating to first nations and aboriginal heritage; risks relating to non-governmental organizations; the availability of infrastructure, energy and other commodities; nature and climactic conditions; risks related to information technology and cybersecurity; timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine (as defined below) and the ventilation and paste fill plant project at the Fosterville Mine (as defined below); permitting; risks related to insurance and uninsured risks; the prevalence of competition within the mining industry; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); availability of sufficient power and water for operations; risks associated with tax matters and foreign mining tax regimes; risks relating to activist shareholders; risks relating to potential litigation; risks associated with the mineral tenure regimes in jurisdictions where the Company operates; risks associated with title to the Company’s mining claims and leases; risks relating to the dependence of the Company on outside parties and key management personnel; risks relating to the Company’s counterparties; risks associated with dilution; labour and employment matters; risks in the event of a potential conflict of interest; risks relating to the Company’s disclosure and internal controls; risks relating to global financial conditions; as well as those risk factors discussed or referred to herein and in the Company’s annual management’s discussion and analysis (“MD&A”) as at and for the years ended December 31, 2019 and 2018 available under the Company’s SEDAR profile at www.sedar.com.
Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader

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is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.
Note to United States Investors Concerning Estimates of Mineral Reserves and Mineral Resources
This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ significantly from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”) and contained in Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended.  In particular, under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, Industry Guide 7 applies different standards in order to classify mineralization as a mineral reserve. As a result, the definitions of proven mineral reserves and probable mineral reserves used in NI 43-101, based on the CIM Standards, differ from the definitions used in Industry Guide 7. Under SEC standards, mineralization has historically not been classified as a mineral reserve unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the mineral reserve determination is made. Among other things, all necessary permits would be required to be in hand or the issuance must be imminent in order to classify mineralized material as mineral reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Annual Information Form may not qualify as mineral reserves under SEC standards.
In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, the SEC does not recognize mineral resources and United States companies have historically not been permitted to disclose mineral resources of any category in documents they file with the SEC.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves as defined in NI 43-101 or Industry Guide 7. Further, inferred mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable, or that all or any part of indicated mineral resources or inferred mineral resources will ever be upgraded to a higher category. In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the SEC only permits United States companies to report mineralization that does not constitute mineral reserves by SEC standards as in place tonnage and grade, without reference to unit measures. Investors are cautioned that information contained in this Annual Information Form may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.

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NON-IFRS MEASURES
This AIF makes reference to certain non-IFRS measures including all-in sustaining costs (“AISC”) and AISC per ounce sold and operating cash cost per ounce sold. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers; however, the Company believes that these measures are useful to assist readers in evaluating the total costs of producing gold from current operations.

AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

For more information regarding the non-IFRS measures used by the Company, see the information under the headings “Non-IFRS Financial Measures”, “Free Cash Flow”, “Operating Cash Costs and Operating Cash Costs per Ounce Sold”, “Sustaining and Growth Capital”, “AISC and AISC per Ounce Sold”, “Total Cash Costs and AISC Reconciliation”, “Average Realized Price per Ounce Sold”, “Adjusted Net Earnings and Adjusted Net Earnings per Share”, “Earnings before Interest, Taxes, Depreciation, and Amortization” and “Working Capital” in the Company’s MD&A for the financial year ended December 31, 2019, which sections are incorporated by reference herein. The financial statements and MD&A of the Company are available on SEDAR at www.sedar.com.

GLOSSARY OF TERMS AND UNITS
The following is a glossary of some of the technical terms used in this Annual Information Form.

Term	Definition
3D	Three dimensional.
AAS	Atomic Absorption Spectroscopy.
acQuire	acQuire – Geoscientific Information Management System database software.
Ag	Silver.
As	Arsenic.
Au	Gold.
batholith
A large mass of igneous rock extending to great depth with its upper portion dome-like in shape. It has crystallized below surface, but may be exposed as a result of erosion of the overlying rock. Smaller masses of igneous rocks are known as bosses or plugs.

Bi	Bismuth.
BIOX®	Bacterial oxidation used in agitated tanks for the pre-treatment of certain refractory ores and concentrates ahead of conventional cyanide leach for gold recovery.
break	A mineralized fault.
bullion	A refined metal, such as gold or silver.
Ca	Calcium.
cfm	Cubic feet per minute.
CIL	Carbon in leach.
cm	Centimetre.
crosscut	A horizontal opening driven from a shaft and at right angles to the strike of a vein or rock formation.
Cu	Copper.

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Term	Definition
cut (and uncut)
Assays are ‘cut’ or reduced to a lower, more consistent value to avoid such higher grade assays skewing the average and producing inconsistent results. Assays that are ‘uncut’ include such higher grade assays.

cyanidation	A milling process, using hydrogen cyanide, to extract gold from the host rock.
doré	The final saleable product of a gold mine, usually a bar consisting of gold and silver, prior to refining into bullion.
drift	A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a crosscut which crosses the rock formation.
EL	Exploration Licence.
fault
A break in the Earth’s crust caused by tectonic forces which have moved the rock on one side with respect to the other. Faults may extend many kilometres, or be only a few centimetres in length. Similarly, the movement or displacement along the fault may vary widely.

FAusIMM	Fellow of the Australasian Institute of Mining and Metallurgy
Fe	Iron.
footwall	The wall or rock on the underside of a vein or ore structure.
fracture
A break in the rock, the opening of which affords the opportunity for entry of mineral-bearing solutions. A ‘cross fracture’ is a minor break extending at more-or-less right angles to the direction of the principal fractures.

free-milling gold
Gold is ‘free-milling’ if it can be extracted from ore such that cyanidation can extract approximately 95% of the gold when the ore is ground to size 80% passing 45 microns, without prohibitively high reagent consumption. The highest level of free-milling ore is that from which the gold can be separated by a gravity process.

ft	Feet.
g	Grams.
gangue	Worthless minerals in an ore deposit.
geotechnical	Using geology and geological engineering.
g/t	Gold concentration, gram per tonne of rock
ha	Hectare, being a square of 100 metres on each side.
hangingwall	The wall or rock on the upper side of a vein or ore deposit.
HCl	Hydrogen Chloride.
HNO3	Nitric Acid.
HQ	63.5 mm diameter diamond drill core.
ICP-AES	Induced polarization – geophysical imaging technique
igneous	A type of rock which has been formed from magna, a molten substance from the earth’s core.
in	Inch.
ISO	International Organization for Standardization
K	Potassium.
km	Kilometre.
koz	Kilo ounce.
kt	Kilo tonne.
kV	Kilovolt.
kW	Kilowatt.
lb	Pound.
m	Metre.
µ	Micro.
Ma	Million years.
MAIG	Member of the Australasian Institute of Geoscientists
mill
1)    A plant in which ore is treated for the recovery of valuable metals, or the concentration of valuable minerals into a smaller volume for shipment to a smelter or refinery.
2)    A piece of milling equipment consisting of a revolving drum, for the fine-grinding of ores as a preparation for treatment.

MIN	Mining Licence.
mineralization	The concentration of metals and their chemical compounds within a body of rock.
ML	Megalitre.
mm	Millimetre.
mRL	Metres Reduced Level (Elevation).
muck	Ore or rock that has been broken by blasting.
MVA	Megavolt-ampere.

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Term	Definition
net smelter royalty or NSR
A type of royalty based on a percentage of the proceeds, net of smelting, refining and transportation costs and penalties, from the sale of metals extracted from concentrate and doré by the smelter or refinery.

NPI	Net profit interest.
NQ	47.6 mm diameter diamond drill core.
NQ2	50.6 mm diameter diamond drill core.
opt	Gold concentration, ounce per imperial ton of rock
ore	A mixture of minerals and gangue from which at least one metal can be extracted at a profit.
oz	Troy ounce (31.1034768 g).
paste	Paste fill is a cemented fill material of which tailings is a constituent.
plunge	The vertical angle an ore body makes between the horizontal plane and the direction along which it extends, longitudinally to depth.
ppb	Parts per billion.
PQ	85.0 mm diameter diamond drill core.
raise	A vertical or inclined underground working that has been excavated from the bottom upward.
refractory	Ore that has high melting point and is resistant to milling treatment. Such ore is commonly associated with sulphides.
reserve or mineral reserve
CIM defines a ‘mineral reserve’ as the economically mineable part of a measured or indicated mineral resource demonstrated by at least a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This study must include a financial analysis based on reasonable assumptions of technical, engineering, operating, and economic factors and evaluation of other relevant factors which are sufficient for a person qualified under such instrument, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves. A probable mineral reserve has a lower level of confidence than a proven mineral reserve.

(1) Probable Mineral Reserve. A ‘probable mineral reserve’ is the economically mineable part of an Indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

(2) Proven Mineral Reserve. A ‘proven mineral reserve’ is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

resource or mineral resource
CIM defines a ‘mineral resource’ as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories. An inferred mineral resource has a lower level of confidence than that applied to an indicated mineral resource. An indicated mineral resource has a higher level of confidence than an inferred mineral resource but has a lower level of confidence than a measured mineral resource.

(1) Inferred Mineral Resource. An ‘inferred mineral resource’ is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) Indicated Mineral Resource. An ‘indicated mineral resource’ is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(3) Measured Mineral Resource. A ‘measured mineral resource’ is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

As used herein, “resources” or “mineral resources” do not include reserves.

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Term	Definition
royalty
An amount of money paid at regular intervals, or based on production, by the lessee or operator of an exploration or mining property to the current or former owner of the mineral interests. Generally based on a certain amount per tonne or a percentage of the total production or profits.

RQD	Rock Quality Designation.
S	Sulfur.
SAG	Semi-Autogenous Grinding.
Sb	Antimony.
shaft
A vertical or inclined excavation in rock from surface for the purpose of providing access to an ore body. Usually equipped with a hoist at the top, which lowers and raises a conveyance for handling workers and materials.

shear	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.
shoot	A concentration of mineral values. That part of a vein or zone carrying values of ore grade.
splay	An offshoot of a fault. A split from a major fault.
SQL	Structured Query Language.
stope	An excavation in a mine from which ore is being or has been extracted.
strike	The direction, or bearing, from true north of a vein or rock formation measured on a horizontal surface.
t	(metric) tonne (2204.6 lb or 1.1023 short tons).
tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
tpd	Production rate measured in tonnes per day
TSF	Tailings Storage Facility.
UG	Underground.
unknown ore
Ore encountered during mining that has not been defined through drilling and which is mined before being included in reserves and resources. Due to the erratic nature of the mineralization at most narrow vein gold mines, and the difficulties of defining ore zones in this environment, a significant fraction of ore mined in any period can be unknown ore. Unknown ore often must be mined when encountered to maintain the most efficient and stable mining sequence, and is normally, but not necessarily, lower grade than ore that which has been included in the reserves and resources.

vein	An occurrence of ore with an irregular development in length, width and depth usually from an intrusion of igneous rock.
XRF	X-ray fluorescence analytical technique.
CURRENCY PRESENTATION
This Annual Information Form contains references to Australian dollars, referred to herein as “A$”, United States dollars, referred to herein as “US$”, and Canadian dollars, referred to herein as “C$”.
The closing, high and low exchange rates for one United States dollar in terms of Australian dollars for each of the three years ended December 31, 2019, December 31, 2018, and December 31, 2017 based on the indicative rate of exchange as reported by Thomson Reuters, were as follows:

	Year-Ended December 31
	2019 (A$)	2018 (A$)	2017 (A$)
Closing	1.4243	1.4186	1.2821
High	1.4921	1.4221	1.3824
Low	1.3751	1.2338	1.2314
Average(1)	1.4384	1.3385	1.3039
Note:
(1) Calculated as an average of the applicable daily rates for each period.
On March 27, 2020, the indicative rate of exchange as reported by Thomson Reuters was US$1.00 = A$1.6221 or A$1.00 = US$0.6165.
The closing, high, low and average exchange rates for one United States dollar in terms of Canadian dollars for each of the three years ended December 31, 2019, December 31, 2018, and December 31, 2017, based on the noon spot rate

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of exchange for 2017 and based on the indicative rate of exchange for 2018 and 2019, as reported by Thomson Reuters, were as follows:

	Year-Ended December 31
	2019 (C$)	2018 (C$)	2017 (C$)
Closing	1.2986	1.3637	1.2545
High	1.3637	1.3637	1.3743
Low	1.2986	1.2281	1.2128
Average(1)	1.3266	1.2962	1.2986
Note:
(1) Calculated as an average of the applicable daily rates for each period.
On March 27, 2020, the indicative rates of exchange as reported by Thomson Reuters was US$1.00 = C$1.3977 or C$1.00 = US$0.7155.
The following factors for converting Imperial measurements into metric equivalents are provided:

To Convert from Imperial	To metric	Multiply by
tons (2,000 pounds)	Tonnes (1,000 kilograms)	0.907
ounces (troy)/ton	grams/tonne	34.286

CORPORATE STRUCTURE
Newmarket Gold Inc. (one of the predecessors to the Company) (“Old Newmarket”), was originally incorporated as 565300 B.C. Ltd under the Company Act (British Columbia) on May 27, 1998 and changed its name to Raystar Enterprises Ltd. on August 13, 1998. Old Newmarket transitioned to the Business Corporations Act (British Columbia) (the “BCBCA”) on May 25, 2004. On October 17, 2007, Old Newmarket changed its name to Raystar Capital Ltd., and on October 4, 2013 announced that it had changed its name to “Newmarket Gold Inc.”. On July 7, 2015, Old Newmarket was continued under the Business Corporations Act (Ontario) (“OBCA”).
On July 10, 2015, Old Newmarket amalgamated with Crocodile Gold Corp. (“Crocodile Gold”) pursuant to a plan of arrangement under the OBCA to create an amalgamated entity which was also named Newmarket Gold Inc. (the “Company”). The subsidiaries of Crocodile Gold, became the subsidiaries of the Company.
On November 30, 2016, the Company combined with Kirkland Lake Gold Inc. (“Old Kirkland Lake Gold”) pursuant to a plan of arrangement under the Canada Business Corporations Act (the “CBCA”), as a result of which, Old Kirkland Lake Gold became a wholly-owned subsidiary of the Company (the “Old Kirkland Arrangement”). In connection with the Old Kirkland Arrangement with Old Kirkland Lake Gold, the Company changed its name from Newmarket Gold Inc. to Kirkland Lake Gold Ltd.
Old Kirkland Lake Gold was originally incorporated under the Company Act (British Columbia) (now the BCBCA) on June 29, 1983 and continued under the CBCA on July 27, 1988, at which time the authorized capital was changed to an unlimited number of common shares. Old Kirkland Lake Gold changed its name from “Foxpoint Resources Ltd.” to “Kirkland Lake Gold Inc.” on October 25, 2002 to reflect the nature and location of the Company’s business. On January 26, 2016, Old Kirkland Lake Gold completed the acquisition of St Andrew Goldfields Ltd. (“St Andrew Goldfields”) pursuant to a plan of arrangement under the OBCA (the “St Andrew Arrangement”). As a result, St Andrew Goldfields became a wholly-owned subsidiary of Old Kirkland Lake Gold.

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On December 31, 2017, the Company completed a corporate reorganization of its Australian subsidiaries pursuant to which Newmarket Gold NT Holdings Pty Ltd., an indirectly held wholly-owned subsidiary of the Company, acquired all of the common shares of Newmarket Gold Victorian Holdings Pty Ltd. (“NGVH”).
On December 11, 2017, NGVH entered into a share sale agreement with an affiliate of Arete Capital Partners Ltd. (“Arete”) pursuant to which, on December 22, 2017, Arete acquired all of the issued and outstanding common shares of Leviathan Resources Pty Ltd. and Stawell Gold Mines Pty Ltd., which held the Stawell gold mine located in the State of Victoria, Australia (the “Stawell Gold Mine”).
Subsequent to the financial year ended December 31, 2019, on January 31, 2020, the Company acquired all issued and outstanding common shares (the “Detour Shares”) of Detour Gold Corporation (“Detour”) pursuant to a plan of arrangement under the CBCA (the “Detour Arrangement”). Pursuant to the Detour Arrangement, Detour Gold shareholders received 0.4343 of a common share of the Company (each whole share, a “Common Share”) in exchange for each Detour Share held immediately prior to closing of the Detour Arrangement. In aggregate, the Company issued 77,217,129 Common Shares to former Detour shareholders as consideration for their Detour Shares. In addition, under the Detour Arrangement, all outstanding stock options of Detour held immediately prior to closing of the Detour Arrangement were exchanged for replacement options to acquire Common Shares in accordance with the Detour Arrangement. With the completion of the Detour Arrangement, effective January 31, 2020, Detour became a wholly-owned subsidiary of Kirkland Lake Gold, and the Company is now the owner and operator of the Detour Lake Mine, a large-scale, open-pit gold mine in Northern Ontario (the “Detour Mine”).
The Common Shares trade on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the symbol “KL” and on the Australian Securities Exchange (the “ASX”) under the symbol “KLA”. The Detour Shares, which previously traded on the TSX under the symbol “DGC”, were de-listed from the TSX on February 3, 2020. On February 13, 2020, Detour ceased to be a reporting issuer.
The Company’s registered and head office is located at 3120 – 200 Bay Street, Toronto, Ontario Canada M5J 2J1.
The corporate chart that follows on the next page sets forth the Company’s subsidiaries (collectively, the “Subsidiaries”) as of December 31, 2019, together with the governing law of each of the Subsidiaries and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Company.
As used in this Annual Information Form, unless the context otherwise requires, reference to “Kirkland Lake Gold” or the “Company” means Kirkland Lake Gold Ltd. and the Subsidiaries. Reference to “Old Kirkland Lake Gold” means Kirkland Lake Gold Inc. and its subsidiaries, prior to the completion of the Old Kirkland Arrangement and reference to “Newmarket Gold” means the Company (when it was previously named Newmarket Gold Inc.) and its subsidiaries, prior to the completion of the Old Kirkland Arrangement. Reference to “Detour” means Detour prior to completion of the Detour Arrangement.

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Kirkland Lake Gold Ltd. – Corporate Structure Chart
GENERAL DEVELOPMENT OF THE BUSINESS
Overview of the Business
Kirkland Lake Gold is a senior gold mining, development and exploration company with a diversified portfolio of assets located in the stable mining jurisdictions of Canada and Australia with a significant pipeline of high-quality exploration projects. The production profile of the Company as at December 31, 2019 was anchored by two high-grade, low cost operations including the Macassa mine complex located in northeastern Ontario (the “Macassa Mine”) and the Fosterville gold mine located in the State of Victoria, Australia (the “Fosterville Mine”). In addition, the Company owns the Holt mine (the “Holt Complex”) and the Taylor mine (the “Taylor Mine”) which are situated along the Porcupine-Destor Fault Zone, in northeastern Ontario, and the Cosmo gold mine located in the Northern Territory, Australia (the “Cosmo Gold Mine”). The Company has a strong foundation of quality, low-cost gold production, with its mines producing a total of 974,615 ounces in 2019, at an average operating cash costs per ounce sold of $284 and all-in sustaining costs (“AISC”) per ounce sold of $564. On January 31, 2020, the Company acquired all of the issued and outstanding shares of Detour and as a result acquired the Detour Mine. As a result, the Company is targeting

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production for 2020 of 1,470,000-1,540,000 ounces. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.
Kirkland Lake Gold is dedicated to continued growth in high-margin, low-cost production and mine life through the ongoing conversion of mineral resources to mineral reserves and the idenfication of new mineral resources through a strong commitment to exploration, while at the same time generating high levels of profitability and free cash flow. The Company also strives to enhance shareholder value through the direct return of capital to its shareholders, through its quarterly dividend, as well as through common share repurchases, when appropriate. Kirkland Lake Gold pursues its business plans through a disciplined approach focused on profitable operations, while also maintaining the high standards that the Company’s core values represent.
For further information about Kirkland Lake Gold, refer to its filings with the Canadian Securities Authorities which may be obtained through SEDAR at www.sedar.com, its filings with the SEC which are available on EDGAR at www.sec.gov and on the Company’s website at www.klgold.com.
Recent Developments
On March 22, 2020, in light of the evolving COVID 19 virus, the Company announced a variety of initiatives including the Company’s global COVID 19 response plan; a temporary reduction in operations at the Detour Lake Mine until April 30, 2020; the suspension of non-essential work at all operations, including the suspension of all exploration activities across the Company; and a termination of the Company’s automatic share purchase plan (“ASPP”) effective March 23, 2020.
On March 18, 2020, the Company announced a quarterly dividend of US$0.125 per Common Share to be paid on April 13, 2020 to shareholders of record as of March 31, 2020.
In March 2020, the Company announced locally that it would be suspending all test mining at the Cosmo Mine and test processing at the Union Reefs Mill effective March 31, 2020. Advanced exploration activities had commenced in October 2019 and as a result of such activities it was determined that the Company would not proceed to resume commercial operations at the Northern Territory project.
On February 24, 2020, the Company announced the appointment of Ingrid Hibbard and Peter Grosskopf to the board of directors of the Company (the “Board”).
On February 20, 2020, the Company announced its Q4 2019 and full year 2019 operating and financial results. In addition, the Company announced its mineral reserves and mineral resources estimates as at December 31, 2019 and provided details with respect to its planned value enhancement program which involves the purchase of 20 million Common Shares over the next 12-24 months for cancellation pursuant to its 2019 NCIB (as defined below) and renewed normal course issuer bids in the future. The Company also announced an increase to its quarterly dividend from $0.06 per quarter to $0.125 per quarter, commencing for Q1 2020. The Company declared that the Q1 2020 dividend would be paid on April 13, 2020 to shareholders of record as of March 31, 2020. In addition, the Company announced an amendment to its 2019 NCIB pursuant to which it implemented an ASPP to acquire up to 7,000,000 shares until the expiry of the 2019 NCIB.
On January 31, 2020, the Company announced it had completed the Detour Arrangement pursuant to which, among other things, the Company acquired all of the issued and outstanding Detour Shares. As a result of the Detour Arrangement, the Company issued 77,127,129 Common Shares to former holders of Detour Shares. Upon closing of the Detour Arrangement, existing Kirkland Lake Gold shareholders and former Detour shareholders held 73% and 27% of the issued and outstanding Common Shares, respectively. As a result of the Detour Arrangement, Detour became a wholly-owned subsidiary of the Company and the Detour Shares were de-listed from the TSX on February 3, 2020. The Company also announced that, effective as of January 31, 2020, Pamela Klessig and Raymond Threlkeld had retired as members of the Board.

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On January 28, 2020, the Company announced that its shareholders had overwhelmingly voted in favour of the resolution approving the issuance of Common Shares in connection with the Detour Arrangement at the Company special meeting of shareholders held that day. 155,221,082 Common Shares, representing over 74% of the Company’s issued and outstanding Common Shares, were voted at the meeting, with approximately 98.9% of the votes cast in favour of the resolution.
On January 16, 2020, the Company announced that both independent proxy advisory firms ISS and Glass Lewis had recommended that Kirkland Lake Gold shareholders vote in favour of the Detour Arrangement.
On January 9, 2020, the Company announced record quarterly and full year production totalling 279,742 ounces in the quarter and full year consolidated production of 974,615 ounces.
Three Year History
Financial Year Ended December 31, 2019
On December 18, 2019, the Company announced its full-year guidance for 2020, with consolidated production targeted at 950,000-1,000,000 ounces and operating cash costs per ounce sold and AISC per ounce sold expected to average US$300-US$330 and US$570-US$630, respectively. The Company also announced three-year production guidance for the Macassa Mine and the Fosterville Mine (each as defined below).
On December 17, 2019, the Company announced a quarterly dividend of US$0.06 per Common Share to be paid on January 13, 2020 to shareholders of record as of December 31, 2019.
On November 25, 2019 the Company announced it had entered into an arrangement agreement with Detour, pursuant to which, among other things, it would acquire all of the issued and outstanding Detour Shares pursuant to a court-approved plan of arrangement under the CBCA. Under the terms of the Detour Arrangement, all of the Detour Shares would be acquired by the Company at an exchange ratio of 0.4343 of a Common Share for each Detour Share outstanding at the effective time of the Detour Arrangement.
On November 6, 2019, the Company announced an increase to its quarterly dividend from US$0.04 per Common Share to US$0.06 per Common Share effective Q4 2019.
On October 9, 2019, the Company announced its preliminary production results for the third quarter ended September 30, 2019, including record production at the Fosterville Mine. In particular, it was noted that the Company produced 248,400 ounces for the three-month period and 694,873 ounces for the first nine months of 2019.
On September 26, 2019, the Company announced the appointment of Ms. Elizabeth Lewis-Gray to the Board.
On September 11, 2019, the Company announced a quarterly dividend of US$0.04 per Common Share to be paid on October 11, 2019 to shareholders of record as of September 30, 2019. In addition, the Company announced that it was being added to the S&P/TSX 60 Index effective prior to the open of trading on September 23, 2019.
On August 22, 2019, the Company announced it had acquired 2,000,000 units of Bonterra Resources Inc. (“Bonterra”) by way of private placement and private share purchase agreement. Each unit was comprised of one common share of Bonterra and one-half of one common share purchase warrant, with each full warrant entitling the Company to acquire one common share of Bonterra at a price of C$3.10 until August 20, 2021. Upon completion of the transaction, the Company held approximately 11.32% of the issued and outstanding common shares of Bonterra on a non-diluted basis and approximately 12.48% on a partially-diluted basis.
On July 19, 2019, the Company filed an amended and restated technical report for the Macassa Mine entitled, “Macassa Property, Ontario Canada, Updated 43-101 Technical Report”. The Macassa Technical Report addressed comments raised by the Ontario Securities Commission to include after-tax LOM cash flow and net present value (“NPV”) of the Macassa Mine related to the #4 Shaft project at the Macassa Mine.

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On July 10, 2019, the Company announced its preliminary production results for the second quarter ended June 30, 2019. In particular, it was noted that the Company produced 214,593 ounces for the three-month period and 446,472 ounces for the first half of 2019.
On May 27, 2019, the Company announced that it had received acceptance from the TSX to renew its normal course issuer bid (“2019 NCIB”). Under the 2019 NCIB, the Company may purchase for cancellation up to 20,989,692 Common Shares (representing 10% of the issued and outstanding Common Shares in the public float as of May 22, 2019) over a 12-month period. Under the renewed 2019 NCIB, the maximum number of securities that the Company may purchase on a daily basis, other than block purchase exemptions, is 206,743 Common Shares. During the financial year ended December 31, 2019, the Company purchased 727,200 Common Shares for cancellation under the 2019 NCIB.
On May 9, 2019, the Company announced the appointment of Mr. Jeffrey Parr as the Chairman of the Board.
On May 7, 2019, the Company announced an increase to the quarterly dividend from C$0.04 per Common Share in Q1 2019 to US$0.04 per Common Share in Q2 2019.
On April 5, 2019, the Company announced its preliminary production results for Q1 2019. In particular, it was noted that the Company produced 231,879 ounces during Q1 2019.
On April 1, 2019, the Company filed an updated technical report prepared in accordance with NI 43-101, for each of the Macassa Mine, entitled “Macassa Property, Ontario, Canada, Updated NI 43-101 Technical Report” and the Fosterville Mine, entitled “Report on the Mineral Resources and Mineral Reserves of the Fosterville Gold Mine, Victoria, Australia” both with an effective date of December 31, 2018 and an issue date of April 1, 2019. In addition, the Company announced that it had been granted an extension to its mining licence at the Fosterville Mine, increasing the total area of mining from 17 km2 to 28.5 km2.
On March 25, 2019, the Company announced the retirement of Eric Sprott as Chairman and a member of the Board, effective immediately following the Company’s 2019 annual general meeting of shareholders, to be held on May 7, 2019. The Company further announced that following Mr. Sprott’s retirement, Mr. Jeff Parr would assume the role of interim Chairman of the Board, pending his re-election to the Board at the annual general meeting.
On March 15, 2019, the Company declared its Q1 2019 dividend payment of C$0.04 per Common Share to be paid on April 12, 2019 to shareholders of record as of March 29, 2019.
On February 21, 2019, the Company provided updated three-year production guidance and announced its mineral reserve and mineral resource estimates as at December 31, 2018. On a consolidated basis, the Company reported an increase in mineral reserves of 1,100,000 ounces or 24%, to 5,750,000 ounces at 15.8 g/t.
On January 8, 2019, the Company announced record annual and quarterly production for the full year and three months ended December 31, 2018 with consolidated full year 2018 gold production of 723,477 ounces.
Financial Year Ended December 31, 2018
On December 11, 2018, the Company announced full-year 2019 guidance, as well as its three-year production guidance. The Company also announced an increase to its quarterly dividend payment from C$0.03 per Common Share to C$0.04 per Common Share to be paid on January 11, 2019 to shareholders of record on December 31, 2018.
On November 18, 2018, the Company announced the appointment of David Soares as Chief Financial Officer and Eric Kallio as Senior Vice President, Exploration. In addition, the Company announced that Mr. Duncan King had been promoted to Vice President Mining, Kirkland Lake and that effective January 1, 2019, Mr. John Landmark, the VP Exploration, Australian Operations would assume the role of VP Human Resources. It was also announced that Ms. Tina Ouellette would retire as Executive Vice President, Human Resources in 2019 and that Mr. Doug Cater, Vice President, Canadian Operations would retire effective January 1, 2019.

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On October 30, 2018, the Company announced an increase to its consolidated production guidance from 635,000 ounces to a range of 655,000 to 675,000 ounces for full-year 2018.
On October 9, 2018, the Company announced quarterly gold production of 180,155 ounces for Q3 2018.
On September 28, 2018, the Company announced that, as a result of the completion of a plan of arrangement involving Bonterra and Metanor Resources Inc. (“Metanor”), and pursuant to which, among other things, Bonterra acquired all of the issued and outstanding common shares of Metanor, on completion of the arrangement, the Company held in aggregate 37,540,290 common shares of Bonterra and 6,136,072 common share purchase warrants of Bonterra, exercisable to acquire an additional 9,841,646 common shares of Bonterra. Upon completion of the transaction, the Company held approximately 9.44% of the issued and outstanding common shares of Bonterra on a non-diluted basis and approximately 11.63% on a partially-diluted basis.
On September 18, 2018, the Company announced that it had acquired 14,705,882 common shares of Osisko Mining Inc. (“Osisko”) by way of a private placement financing at a price of C$1.70 per share for total consideration of approximately C$25 million. The Company had previously acquired 17,921,750 common shares of Osisko. Upon completion of the private placement financing, the Company held 32,627,632 common shares of Osisko, representing 13.61% of the issued and outstanding common shares of Osisko as of the date of closing.
On September 17, 2018, the Company announced its Q3 2018 dividend payment of C$0.03 per Common Share to be paid on October 12, 2018 to shareholders of record as of September 28, 2018.
On August 1, 2018, the Company reported improved full-year 2018 production guidance from 620,000 ounces to over 635,000 ounces on a consolidated basis.
On July 10, 2018, the Company announced that Phil Yee, Executive Vice President and Chief Financial Officer would depart the Company following the release of the Company’s Q2 2018 financial results. In addition, the Company announced that gold production for Q2 2018 exceeded target levels for the quarter.
On June 18, 2018, the Company announced its Q2 2018 dividend payment of C$0.03 per Common Share to be paid on July 13, 2018 to shareholders of record as of June 29, 2018.
On May 30, 2018, the Company announced that it had acquired 4,000,000 common shares of Novo Resources Corp. (“Novo”) from Artemis Resources Limited a price of C$5.00 per common share (each, a “Novo Share”) for total consideration of C$20.1 million. Upon completion of the acquisition, the Company held 29,830,268 Novo Shares representing 18.8% of the issued and outstanding Nova Shares on an undiluted basis and 25.4% on a partially diluted basis as of the date of closing.
On May 17, 2018 the Company renewed is normal course issuer bid (the “2018 NCIB”) pursuant to which the Company could purchase up to 16,456,561 Common Shares for cancellation from May 22, 2018 to May 21, 2019. Pursuant to the 2018 NCIB, the Company purchased 1,970,400 Common Shares for cancellation.
On May 1, 2018, the Company reported its Q1 2018 earnings and announced an increase to its quarterly dividend payment from C$0.02 per Common Share to C$0.03 per Common Share, such increase commencing with the Q2 2018 quarterly dividend payable in July 2018.
On April 6, 2018, the Company reported its quarterly production for Q1 2018, noting that Q1 2018 production exceeded target levels for the quarter.
On April 2, 2018, the Company filed an updated technical report that was prepared in accordance with NI 43-101 for the Fosterville Mine for the year ended December 31, 2017.
On March 22, 2018, the Company announced a quarterly dividend payment of C$0.02 per Common Share to be paid on April 13, 2018 to shareholders of record as of March 29, 2018.

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On February 21, 2018, the Company reported its Q4 2017 and year end 2017 operating results, noting record production for both Q4 2017 and year end 2017.
On February 20, 2018, the Company announced updated mineral reserve and mineral resources estimates effective as at December 31, 2017. Consolidated mineral reserves increased by 1,220,000 ounces or 36% to 4,640,000 ounces at 11.1 g/t. Mineral reserves at the Fosterville Mine increased by 1,210,000 ounces to 1,700,000 ounces at 23.1 g/t, representing a 65% increase in mineral reserve ounces from the June 30, 2017 mineral reserve estimate. In particular mineral reserves at the Fosterville Mine Swan Zone more than doubled from the mid-year 2017 update to 1,160,000 ounces at 61.2 g/t. After depleting 190,000 ounces at the Macassa Mine, the Company also announced 2,030,000 ounces of mineral reserves at the Macassa Mine at 21.0 g/t.
On January 17, 2018, the Company announced full-year 2018 guidance, which included increased production, improved unit costs and higher levels of capital and exploration expenditures in support of the Company’s growth objectives. The Company also announced the new shaft project at the Macassa Mine.
On January 11, 2018, the Company announced record annual and quarterly production for the year and three months ended December 31, 2017 with consolidated full-year 2017 gold production of 596,405 ounces.
Financial Year Ended December 31, 2017
On December 31, 2017, the C$61.9 million principal amount of the Company’s 7.5% convertible unsecured subordinated debentures (the “7.5% Debentures”) matured. In connection therewith, the Company issued an aggregate of 4,505,393 Common Shares at a conversion price of C$13.70 per Common Share, repaid C$324,116 of principal in cash with respect to the outstanding 7.5% Debentures that were not converted, and paid an aggregate of C$2,139,968 in interest to the former holders of the 7.5% Debentures.
On December 15, 2017, the Company announced an increase to its quarterly dividend payment from C$0.01 per Common Share to C$0.02 per Common Share to be paid on January 15, 2018 to shareholders of record as of December 29, 2017.
On December 11, 2017, the Company announced that it had entered into a share sale agreement with Arete, pursuant to which Arete would acquire all of the issued and outstanding common shares of Leviathan Resources Pty Ltd. and Stawell Gold Mines Pty Ltd., which held the Stawell Gold Mine. In accordance with the terms of the agreement, the Company would receive US$6.25 million in cash consideration and retain a 2.5% NSR on the property. The transaction closed on December 22, 2017.
On November 30, 2017 the Company completed a secondary listing as a foreign exempt issuer and quotation of its Common Shares on the ASX under the symbol “KLA”.
On November 2, 2017, the Company reported improved full-year 2017 production guidance of 580,000-595,000 ounces and reported that its mineral reserves more than doubled at the Fosterville Mine.
On September 12, 2017, the Company announced its second quarterly dividend payment of C$0.01 per Common Share to be paid on October 16, 2017 to shareholders of record as of September 29, 2017.
On September 11, 2017, the Company filed an updated NI 43-101 technical report on the Fosterville Mine entitled “Report on the Mineral Resources & Mineral Reserves of the Fosterville Mine in the State of Victoria, Australia” effective June 30, 2017 in support of the updated mineral resource and mineral reserve estimates contained in the Company’s press release dated July 27, 2017.
On September 6, 2017, the Company announced that it had acquired 14,000,000 units of Novo by way of a private placement financing at a price of C$4.00 per unit for a total purchase price of C$56,000,000. Each unit was comprised of one Novo Share and one common share purchase warrant of Novo, entitling the Company to acquire a Novo Share at a price of C$6.00 until September 6, 2020. The Company retained an anti-dilution right and a right to appoint a

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nominee to the board of directors of Novo. Upon completion of the offering, the Company held approximately 18.19% of the issued and outstanding Novo Shares on a non-diluted basis and approximately 25.3% on a partially-diluted basis.
On August 31, 2017, the Company acquired 11,830,268 Novo Shares from a third party, representing approximately 9.9% of the issued and outstanding Novo Shares on a non-diluted basis.
On August 16, 2017, the Company completed a secondary listing on the NYSE and the Common Shares began trading under the symbol “KL”. Effective on the day of listing, the Common Shares ceased trading on the OTC Market under the symbol “KLGDF”.
On July 27, 2017, the Company announced results of its mid-year 2017 mineral reserves and mineral resources update for the Fosterville Mine which included a 110% increase in underground mineral reserves to 1,030,000 ounces of gold after depletion of 130,584 ounces of gold in the first six months of 2017. In addition, the Company announced an 83% increase in the underground mineral reserve grade from 9.8 g/t (in the prior mineral reserve and mineral resource estimate effective December 31, 2016) to 17.9 g/t. It was noted that the increase in reserves was supported by down-plunge extensions of high-grade mineralization within the Lower Phoenix gold system, including 532,000 ounces of mineral reserves at an average grade of 58.8 g/t in the Swan Zone.
On July 9, 2017, the Company announced gold production in Q2 2017 of 160,156 ounces, including production at the Fosterville Mine of 77,069 ounces and production at the Macassa Mine of 45,699 ounces.
On June 21, 2017, the Company announced that the approximately C$56.8 million principal amount of its 6% unsecured convertible debentures (the “6% Debentures” and together with the 7.5% Debentures, the “Debentures”) would mature on June 30, 2017 and would be repaid in cash on the maturity date. In addition to the approximately C$56.8 million to be paid to the holders of the 6% Debentures as principal, the Company would pay a total of C$1,705,101 to holders of the 6% Debentures with respect to the accrued unpaid interest up to, but excluding, the maturity date. The repayment of the 6% Debentures was completed on June 30, 2017.
On June 19, 2017, the Company announced the appointment of certain key executive officer positions to its management team, including the promotion of Pierre Rocque from VP, Technical Services to the position of VP, Canadian Operations, the appointment of Ian Holland as VP, Australian Operations, the appointment of Mark Utting as VP, Investor Relations and the appointment of Brian Hagan as VP, Health, Safety and the Environment.
On May 23, 2017, the Company announced the departure of Darren Hall as the Chief Operating Officer of the Company and the resignation of Ryan King as VP, Investor Relations. The Company also announced the appointment of Darin Smith as Director, Corporate Development of the Company.
On May 15, 2017, the Company announced the commencement of a normal course issuer bid (the “2017 NCIB”) effective May 17, 2017 to purchase up to 15,186,571 Common Shares until May 16, 2018. Pursuant to the 2017 NCIB, the Company purchased 5,512,800 Common Shares for cancellation.
On May 5, 2017, the Company announced its shareholders approved the adoption of the Company’s long term incentive plan, deferred share unit plan and amendments to its stock option plan at the annual general and special meeting of shareholders of the Company held on May 4, 2017.
On April 24, 2017, the Company announced its acquisition of 10,357,143 units of Metanor at a price of C$0.70 per unit, for a total purchase price of C$7,250,000 pursuant to a private placement financing. Each unit consisted of one common share of Metanor and one-half of one common share purchase warrant of Metanor, with each full warrant entitling the Company to acquire one common share of Metanor at a price of C$0.90 until April 21, 2019. Upon completion of the financing, the Company held approximately 13.7% of the issued and outstanding common shares of Metanor on an undiluted basis and 19.3% on a partially diluted basis.
On April 12, 2017, the Company announced gold production in Q1 2017 of 130,425 ounces.

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On March 30, 2017, the Company filed updated technical reports for each of the Macassa Mine, the Fosterville Mine, the Holt-Holloway property, the Hislop property and the Northern Territory operations, which includes the Cosmo Mine and the Taylor Mine, each having an effective date of December 31, 2016.
On March 29, 2017, the Company announced that the Board approved a dividend policy recommending the payment of a quarterly dividend of C$0.01 per Common Share (C$0.04 per Common Share annually), with the inaugural quarterly dividend of C$0.01 per Common Share to be paid on July 14, 2017 to shareholders of record as of June 30, 2017.
On January 19, 2017, the Company announced a change in its stock symbol on the OTC Markets to “KLGDF” (OTCQX:KLGDF) and announced that the Company had changed its auditors from PricewaterhouseCoopers LLP to KPMG LLP. KPMG LLP were the auditors of Old Kirkland Lake Gold.
On January 9, 2017, the Company announced that it exceeded its 2016 production guidance with 2016 pro forma gold production of 542,751 ounces.
On January 3, 2017, the Company announced certain executive management appointments, including the appointment of Darren Hall as the Chief Operating Officer, Alasdair Federico as the Executive Vice President, Corporate Affairs and CSR, Jason Gregg as Vice President, Human Resources, Ryan King as Vice President, Investor Relations and John Landmark as Vice President, Exploration, Australia.
DESCRIPTION OF THE BUSINESS
Kirkland Lake Gold is a senior gold mining, development and exploration company with a diversified portfolio of assets located in the stable mining jurisdictions of Canada and Australia with a significant pipeline of high-quality exploration projects.
Principal Markets and Distribution Methods
The gold doré produced at the Company’s operations is refined to market delivery standards by refineries in Australia and Canada. The Company markets its gold bullion through direct sales to gold bullion industry participants, including Asahi Refining Canada Ltd., ABC Refining (Australia) Pty Ltd, Canadian Imperial Bank of Commerce, Royal Bank of Canada and Auramet Trading LLC.
Purchasers
All of the Company’s gold sales are to arm’s length parties.
Production and Services
Mining methods used by the Company vary from long-hole, mechanized cut-and-fill mining to conventional cut-and-fill mining (both overhand and underhand), open pit mining and other equally labour intensive mining methods.
Specialized Skill and Knowledge
Many aspects of the Company’s business require specialized skills and knowledge, including but not limited to areas of geology, mining, engineering, milling and production, mechanical, electrical, and pipefitting installation and repair. Personnel with the requisite skills and knowledge are readily available to the Company to meet its current needs in the current labour market, with the exception of skilled conventional miners. See “Risk Factors − Labour and Employment Matters”.
Competitive Conditions
The precious metal mineral exploration and mining business is competitive in all phases of exploration, development and production. Competition in the mineral exploration and production industry can be significant at times. The

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Company competes with a number of other companies that have resources significantly in excess of those of the Company, in the search for and the acquisition of attractive precious metal mineral properties, qualified service providers, labour, equipment and suppliers. The Company also competes with other mining companies for production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants. The ability of the Company to acquire precious metal mineral properties in the future will depend on its ability to operate and develop its present properties and on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration in the future. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. Factors beyond the control of the Company may affect the marketability of minerals mined or discovered by the Company. See “Risk Factors”.
Raw Materials (Components)
The Company uses critical components such as water, electrical power, explosives, diesel and propane in its business, all of which are readily available.
Business Cycle & Seasonality
The Company’s business is not cyclical or seasonal.
Economic Dependence
The Company’s business is not substantially dependent on any single commercial contract or group of contracts either from suppliers or contractors. However, the Company is increasingly more reliant on its battery supplier for its electric powered underground equipment.
Renegotiation or Termination of Contracts
It is not expected that the Company’s business will be materially affected in the current financial year by the renegotiation or termination of any contracts or sub-contracts.
Environment, Community and Sustainability
The Company’s mining, exploration and development activities are subject to various levels of federal, provincial, state and local laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. To the best of management’s knowledge, the Company’s activities in 2019 were, and continue to be, in compliance in all material respects with such environmental regulations applicable to its mining operations, development, and exploration activities. The Company has implemented an environmental policy, a corporate social responsibility policy, and a health and safety policy in which it accepts its corporate responsibility to practice environmental stewardship, community engagement and development, and provide a safe and healthy workplace for our employees. The Company is also committed to complying with all relevant industry standards, legislation and regulations in the countries where it carries on business and have begun implementation of the best practice under the Toward Sustainable Mining program set out by the Mining Association of Canada at all the Company’s operations.
During 2019, reviews of the environmental and social performance of all of the Company’s operations were led by the Company’s Corporate Social Responsibility and Environment and Sustainability departments. The reviews included inspections of the Company’s mine sites and surrounding areas with key operations personnel, review of monitoring programs and operating procedures and evaluation of the principal environmental and social issues related to each of these operations. The key observations and recommendations from the reviews are reported to the Board and its Health, Safety, Environment and CSR Committee (the “HSE and CSR Committee”). In addition to the periodic reviews, detailed environmental audits are completed at each mine at least once a year. These audits review environmental

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compliance and implementation of best practice procedures and management systems. During 2019, audits were undertaken at the Macassa Mine, Holt Complex, Fosterville Mine and the Northern Territory operations and no material issues were identified. No material social concerns were identified at the Company's mine sites in 2019.
The Company completed its comprehensive Sustainability Report for 2018 in accordance with the Global Reporting Initiative G4 guidelines and improved its disclosure and report quality. The report includes detailed information on the Company’s environmental, social, economic, and health and safety performance. The complete Sustainability Report is available on the Company’s website at www.klgold.com.
As at December 31, 2019, the Company’s environmental rehabilitation provision was US$71,121,000. This provision is reviewed for all sites quarterly and goes through a thorough annual review at year end. The Company provides for the estimated future cost of rehabilitating mine sites and related production facilities on a discounted basis as such activity that creates the rehabilitation obligation occurs. The rehabilitation provision represents the present value of estimated future rehabilitation costs. These provisions are based on the Company’s internal estimates, with consideration of closure plans and rehabilitation requirements established by relevant regulatory bodies.
Employees
As at December 31, 2019, the Company had approximately 1,981 employees and 602 contractors.
Foreign Operations
The Company’s mines and material mineral projects are located in Canada and Australia. Any changes in regulations or shifts in political attitudes in these jurisdictions, or other jurisdictions in which the Company has projects from time to time, are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, government initiatives enacted in response to the COVID 19 pandemic export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits. In addition, prior to the acquisition of the Detour Lake Mine, for the year ended December 31, 2019, the Company produced a total of 974,615 ounces, of which a total of 619,366 ounces were attributable to the Fosterville Mine in Australia. The effect of these factors cannot be accurately predicted. See “Risk Factors”.
Social and Environmental Policies
Protecting the environment and maintaining a social licence with the communities where the Company operates is integral to the success of the Company. The Company’s approach to social and environmental policies is guided by both the legal guidelines in the jurisdictions in which the Company operates, as well as by a combination of Company-specific policies and standards with a commitment to best practice management.
The Company’s current production activities, as well as any future operation or development projects, are subject to environmental laws and regulations in the jurisdictions in which it operates. There are environmental laws in both Canada and Australia that apply to the Company’s operations, exploration, development projects, land holdings and closure. These laws address such matters as protection of the natural environment, employee health and safety, waste disposal, remediation of environmental sites, reclamation, mine safety, control of toxic substances, air and water quality and emissions standards. See “Risk Factors”. Kirkland Lake Gold’s operating mine sites seek to adopt leading practice environmental programs to manage environmental matters and ensure compliance with local and international legislation.
The Company maintains and implements its Environmental Policy, which sets forth the following key commitments of the Company to: (a) meet or exceed all applicable laws and regulations; (b) develop and maintain a comprehensive and effective Environmental Management System; (c) integrate environmental, social, cultural and economic considerations; (d) foster mutually beneficial environmental partnerships with its communities; (e) conduct business in a manner that minimizes potential environmental impacts; (f) instill a behaviour of environmental performance

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responsibility; (g) seek continuous improvement in the management and use of records in environmentally sustainable exploration, mining, processing, waste management and rehabilitation; (h) to communicate openly and honestly with respect to the Company’s performance in a timely manner; (i) maintain appropriate and effective communication with stakeholders; and (j) provide for the reclamation and rehabilitation of areas affected by its operations. To fulfil this commitment to environmental matters, the Company continuously reviews its environmental objectives and targets and measures and reports its performance transparently against such objectives and targets, evaluates environmental risks, takes appropriate action to mitigate such risks and effectively communicates its Environmental Policy to its employees, contractors, suppliers and stakeholders.
The Company has also developed a Social Responsibility Policy, which sets forth the following key commitments of the Company to: (a) meet or exceed all applicable laws, regulations and Company standards; (b) acknowledge all cultural and other human rights relevant to its operations and ensuring that all levels of the workforce understand and respect these rights; (c) integrate social responsibility into its decisions and activities; (d) act ethically and respectfully regarding Indigenous rights, cultural beliefs and aspirations; (e) understand, encourage and promote cross-cultural awareness; (f) engage stakeholders with respect to their concerns and values regarding development, operational and closure aspects of mineral projects; (g) communicate openly and honestly with respect to the Company’s performance in a timely manner; and (h) maintain ongoing dialogue based on transparency, respect and good faith. To fulfil this commitment to social responsibility matters, the Company continuously reviews its social responsibility objectives and targets, measures and reports its performance against such objectives and targets, engages with employees and stakeholders to find improvements that benefit both local economic development and shareholders, identifies and manages significant social impacts, risks and opportunities, and communicates the Social Responsibility Policy to employees, contractors, suppliers and visitors while also making such policy available to the public.
RISK FACTORS
The operations of the Company are subject to significant uncertainty due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. The following risk factors could materially affect the Company’s financial condition and/or future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The risks and uncertainties described below are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business.
Price of Gold
The Company’s profitability and long-term viability depend, in large part, upon the market price of gold. Market price fluctuations of gold could adversely affect the profitability of the Company’s operations and lead to impairments and write downs of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including: global and regional supply and demand for industrial products containing metals generally; changes in global or regional investment or consumption patterns; increased production due to new mine developments and improved mining and production methods; decreased production due to mine closures; interest rates and interest rate expectation; expectations with respect to the rate of inflation or deflation; currency rate fluctuations; availability and costs of metal substitutes; global or regional political or economic conditions; and sales by central banks, holders, speculators and other producers of metals in response to any of the above factors.
There can be no assurance that metal prices will remain at current levels or that such prices will improve. A decrease in the market prices could adversely affect the profitability of the Company’s existing mines and projects as well as its ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Company’s results of operations, cash flows and financial position. A decline in metal prices may require the Company to write-down mineral reserve and mineral resource estimates, which could result in material write-downs of investments in mining properties. Further, if revenue from metal sales declines, the Company may experience liquidity difficulties. Its cash flow from mining operations may be insufficient to meet its operating needs, and as a result the Company could be forced to discontinue production and could lose its interest in, or be forced to sell, some or all of its properties.

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In addition to adversely affecting mineral reserve and mineral resource estimates and the Company’s results of operations, cash flows and financial position, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations, cash flows and financial position.
Infectious Diseases and COVID-19
Outbreaks or the threat of outbreaks of viruses or other infectious diseases or similar health threats, including the novel coronavirus (COVID-19) outbreak, could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labour shortages and shutdowns, decreased demand or the inability to sell precious metals, declines in the price of precious metals, capital markets volatility, or other unknown but potentially significant impacts. At this time the Company cannot accurately predict what effects these conditions will have on mining operations or financial results, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures that have been or may be imposed by the governments of impacted countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Common Shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency could have a material adverse effect on the Company’s business, financial condition and results of operations.
Exploration, Development and Operating Risks
Mining operations are inherently dangerous and generally involve a high degree of risk. Kirkland Lake Gold’s operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of precious and base metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to tailings dams, property, and environmental damage, all of which may result in possible legal liability. Although the Company expects that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geomechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s operations that would have a material adverse effect on its business, financial condition, results of operations and prospects. Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against which it cannot insure or for which it may elect not to insure. The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.
The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Kirkland Lake Gold will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, exploration licences, mining licences, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kirkland Lake Gold not receiving an adequate return on invested

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capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.
Development projects have no operating history upon which to base estimates of future capital and operating costs. For development projects, resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production can often occur.
Mineral exploration is highly speculative in nature. There can be no assurance that exploration efforts will be successful. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through drilling. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of mineral resources or mineral reserves.
The Company’s ability to meet development and production schedules and cost estimates for its development and expansion projects cannot be assured. Without limiting the generality of the foregoing, Kirkland Lake Gold is in the process of undertaking permitting efforts with respect to the #4 Shaft at the Macassa Mine, permitting with respect to its new tailings facility at the Macassa Mine, rehabilitation of the current tailings facility at the Macassa Mine, increased production throughput at the Taylor Mine, refinery upgrade and the granting of certain exploration licences for the Fosterville Mine. Technical considerations, delays in obtaining government approvals and necessary permits, changes in scope and design, the inability to obtain financing and/or the unanticipated costs associated with the development and construction of such projects could lead to further delays and delays in current mining operations in developing certain properties. Such delays could materially affect the financial performance of the Company.
Health, Safety and Environmental Risks and Hazards
Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and/or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licences, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. Personnel involved in the Company’s operations are subject to many inherent risks, including but not limited to, rock bursts, cave-ins, flooding, fall of ground, electricity, slips and falls and moving equipment that could result in occupational illness, health issues and personal injuries. The Company strives to manage all such risks in compliance with local and international standards. The Company has implemented various health and safety measures designed to mitigate such risks, including the implementation of improved risk identification and reporting systems across the Company, effective management systems to identify and minimize health and safety risks, health and safety training and the promotion of enhanced employee commitment and accountability, including a fitness for work program which focuses on fatigue, stress, and alcohol and drug abuse. Such precautions, however, may not be sufficient to eliminate health and safety risks and employees, contractors and others may not adhere to the occupational health and safety programs that are in place. Any such occupational health and personal safety issues may adversely affect the business of the Company and its future operations.
All phases of the Company’s operations are also subject to environmental and safety regulations in the jurisdictions in which it operates. These regulations mandate, among other things, water and air quality standards, noise, surface disturbance, the impact on flora and fauna and land reclamation, and regulate the generation, transportation, storage and disposal of hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that the Company has been or will at all times be in full compliance with all environmental laws and regulations or hold, and be in full compliance with, all required environmental, health and safety permits. In addition,

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no assurances can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and operations. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a project, and any non-compliance therewith may adversely affect the Company’s business, financial condition and results of operations. Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous or existing owners or operators of the properties.
Government environmental approvals and permits are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The costs associated with such instances and liabilities could be significant. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduced levels of production at producing properties or require abandonment or delays in development of its mining properties. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The Company may also be held financially responsible for remediation of contamination at current or former sites, or at third party sites. The Company could also be held responsible for exposure to hazardous substances.
In the context of environmental permits, including the approval of reclamation plans, Kirkland Lake Gold must comply with standards, laws and regulations that may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the regulatory authority. The reclamation liability on any of Kirkland Lake Gold’s properties will be calculated based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its exploration or operating mine sites. The Company may incur costs associated with reclamation activities, which may materially exceed the provisions established by the Company for the activities. In addition, possible additional future regulatory requirements may require additional reclamation requirements creating uncertainties related to future reclamation costs. Should the Company be unable to post required financial assurance related to an environmental remediation obligation, the Company might be prohibited from starting planned operations or required to suspend existing operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. Furthermore, changes to the amount of financial assurance that the Company is required to post, as well as the nature of the collateral to be provided, could significantly increase the Company’s costs, making the maintenance and development of existing and new mines less economically feasible.

Foreign Operations and Political Risk
Kirkland Lake Gold conducts mining, development and exploration and other activities in Canada and Australia. Inherent risks with conducting foreign operations include, but are not limited to: renegotiation, cancellation or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements of particular countries including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices; uncertain political and economic environments; war, terrorism, sabotage and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs.
These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the

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taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company’s financial position or results of operations.
Uncertainty in the Estimation of Mineral Reserves and Mineral Resources
To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company continues to realize its existing identified mineral reserves, convert mineral resources into mineral reserves, increase its mineral resource base by adding new mineral resources from areas of identified mineralized potential, and/or undertake successful exploration or acquire new mineral resources.
The figures for mineral reserves and mineral resources contained in this Annual Information Form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves will be mined or processed profitably. Actual mineral reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretations available at the time. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its mineral reserve estimates from time to time or may render the Company’s mineral reserves uneconomic to exploit. Mineral reserve data is not indicative of future results of operations. If the Company’s actual mineral reserves and mineral resources are less than current estimates or if the Company fails to develop its mineral resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of mineral reserves and mineral resources occurs from time to time and estimates may change depending on further geological interpretation, drilling results and metal prices, which could have a negative effect on the Company’s operations. The category of inferred mineral resource is often the least reliable mineral resource category and is subject to the most variability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven mineral reserves and probable mineral reserves as a result of continued exploration. The Company regularly evaluates its mineral resources and it often determines the merits of increasing the reliability of its overall mineral resources.
Replacement of Depleted Mineral Reserves
Given that mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its mineral resources and mineral reserves at its gold mines and discover, develop, or acquire mineral reserves for production. The Company’s ability to maintain or increase its annual production of gold will depend in significant part on its ability to bring new mines into production and to expand mineral reserves or extend the life of existing mines.
Uncertainty Relating to Mineral Resources
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may be attached to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured or indicated mineral resources as a result of continued exploration.
Production Estimates
Kirkland Lake Gold has prepared estimates of future gold production for its existing and future mines. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve production estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial conditions. The

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realization of production estimates are dependent on, among other things, the accuracy of mineral reserve and resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions (including hydrology), the physical characteristics of ores, the presence or absence of particular metallurgical characteristics, and the accuracy of the estimated rates and costs of mining, ore haulage and processing. Actual production may vary from estimates for a variety of reasons, including the actual ore mined varying from estimates of grade or tonnage; dilution and metallurgical and other characteristics (whether based on representative samples of ore or not); short-term operating factors such as the need for sequential development of ore bodies and the processing of new or adjacent ore stopes from those planned; mine failures or slope failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; plant and equipment failure; the inability to process certain types of ores; labour shortages or strikes; and restrictions or regulations imposed by government agencies or other changes in the regulatory environment. Such occurrences could also result in damage to mineral properties or mines, interruptions in production, injury or death to persons, damage to property of Kirkland Lake Gold or others, monetary losses and legal liabilities in addition to adversely affecting mineral production. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing Kirkland Lake Gold to cease production.
Mineral resources and mineral reserves are reported as general indicators of mine life, however, this should not be interpreted as assurances of mine life or of the profitability of current or future operations.
The Company is currently, and expects to continue to be, dependent on its producing mines for all of its commercial production. In particular, the Macassa Mine and the Fosterville Mine accounted for the majority of the Company’s annual production in 2019 and, in addition to the Detour Mine, are expected to continue to account for a significant portion of its commercial production in the near term. Any adverse conditions affecting mining, processing conditions, expansion plans or ongoing permitting at either the Macassa Mine, the Fosterville Mine, or the Detour Mine, could have a material adverse effect on the Company’s financial performance and results of operations.
Cost Estimates
Capital and operating cost estimates made in respect of Kirkland Lake Gold’s mines and development projects may not prove accurate. Capital and operating cost estimates are based on the interpretation of geological data, feasibility studies, anticipated climatic conditions, market conditions for required products and services, and other factors and assumptions regarding foreign exchange currency rates. Any of the following events could affect the ultimate accuracy of such estimate: unanticipated changes in grade and tonnage of ore to be mined and processed; incorrect data on which engineering assumptions are made; delay in construction schedules, unanticipated transportation costs; the accuracy of major equipment and construction cost estimates; labour negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); and title claims.
Changes in the Company’s production costs could have a major impact on its profitability. Its main production expenses are personnel and contractor costs, materials, and energy. Changes in costs of the Company’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel and diesel) and scarcity of labour, and could result in changes in profitability or mineral reserve estimates. Many of these factors may be beyond the Company’s control.
The Company prepares estimates of future cash costs, operating costs and/or capital costs for each operation and project. There can be no assurance that such estimates will be achieved and that actual costs will not exceed such estimates. Failure to achieve cost estimates and/or any material increases in costs not anticipated by the Company could have an adverse impact on future cash flows, profitability, results of operations and the financial condition of the Company.
Obligations as a Public Company

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The Company’s business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both the Company’s compliance costs and the risk of non-compliance, which could adversely impact the price of the Common Shares.

The Company is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including, but not limited to, the Canadian Securities Administrators, the TSX, and the International Accounting Standards Board, the SEC, NYSE and the ASX. These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, the Government of Canada proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments starting in 2017 for the year ended December 31, 2016 and provides for certain penalties in the event of non-compliance with such act. The Company’s efforts to continue to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

The Company is also subject to corporate governance standards that apply to it as a foreign private issuer listed on the NYSE and registered with the SEC in the United States. Although it substantially complies with NYSE’s corporate governance guidelines, it is exempt from certain NYSE requirements because it is subject to Canadian corporate governance requirements. It may from time to time seek other relief from corporate governance and exchange requirements and securities laws from the NYSE and other regulators. For the fiscal year ending December 31, 2019, the Company was required to document and test its internal control procedures to satisfy the requirements of section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires management to do an annual assessment of the Company’s internal controls over financial reporting and its external auditors to conduct an independent assessment of the effectiveness of the Company’s controls. Future annual assessments may find that internal controls over financial reporting may not be adequate, or the Company may not be able to maintain them as required by SOX. The Company may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time. If it does not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of its financial statements, and this could harm its business and have a negative effect on the trading price or market value of securities of the Company.
If the Company does not implement new or improved controls, or experiences difficulties in implementing them, it could harm its operating results, or it may not be able to meet its reporting obligations. There is no assurance that the Company will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that the Company will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies. Acquisitions can pose challenges in implementing the required processes, procedures and controls in the new operations. Companies that it acquires may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to the Company. If any of its staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that its internal controls over financial reporting will detect this. The effectiveness of its controls and procedures may also be limited by simple errors or faulty judgments. Continually enhancing its internal controls is important, especially as the Company expands, and the challenges involved in implementing appropriate internal controls over financial reporting will increase. Although the Company intends to devote substantial time to ongoing compliance with this, including incurring the necessary costs associated with therewith, it cannot be certain that it will be successful in complying with section 404 of SOX. The Company has documented and tested its internal controls procedure which it believes to be appropriately designed as at December 31, 2019.

Government Regulation
The Company’s business, mining operations and exploration and development activities are subject to extensive federal, state, territorial and local laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection of the environment, reclamation, historic and cultural resource preservation, mine safety and occupational health, control of toxic substances, reporting and other matters. Although the Company believes

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that its exploration activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted, and existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations. See also “Risk Factors – Foreign Operations and Political Risk”.
The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act and anti-bribery laws in jurisdictions in which the Company does business, prohibit companies from making improper payments for commercial advantage or other business purposes. The Company’s policies mandate compliance with these anti-bribery laws, which carry substantial penalties. While the Company does not operate in countries with experienced public and private sector corruption, violations of such laws, or allegations of such violation could have a material adverse effect on the Company’s financial position and results of operations.
Acquisitions, Integration and Dispositions
From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.
As a result of its acquisitions, the Company has assumed liabilities and risks. While the Company conducts due diligence with respect to acquisitions of businesses and assets, there may be liabilities or risks, including liabilities related to the prior operation of the business acquired, that the Company failed, or was unable, to discover in the course of performing its due diligence investigations, which may be significant. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s business, financial condition and results of operations.
If the Company decides to sell certain assets or projects, it may encounter difficulty in finding buyers or executing alternative exit strategies on acceptable terms in a timely manner, which could delay the accomplishment of its strategic objectives. For example, delays in obtaining tax rulings and regulatory approvals or clearances, and disruptions or volatility in the capital markets may impact the Company’s ability to complete proposed dispositions. Alternatively, the Company may dispose of a business at a price or on terms that are less than it had anticipated. After reaching an agreement with a buyer or seller for the disposition of a business, the Company may be subject to necessary regulatory and governmental approvals on acceptable terms as well as satisfaction of pre-closing conditions, which may prevent the Company from completing the transaction. Dispositions may impact the Company’s production, mineral reserves and resources and its future growth and financial conditions. Despite the disposition of divested businesses, the Company may continue to be held responsible for actions taken while it controlled and operated the business. Dispositions may also involve continued financial involvement in the divested business, such as through continuing equity ownership, guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside the Company’s control could affect its future financial results.

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Australian Foreign Investment Law
Pursuant to Australian law, a person acquiring control or direction, directly or indirectly, of 15% or more of the securities of the Company may be required to obtain prior approval from the Australian Foreign Investment Review Board. An investor who fails to obtain such approval may be subject to fines or may be forced to dispose of a portion of the investment. Investors should consult their own legal advisors prior to making any investment in securities of the Company.
Additional Capital
The exploration and development of the Company’s properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations, may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations.
Market Price of Securities
The Common Shares are listed on the TSX, NYSE and the ASX. Securities markets have had a high level of price and volume volatility, and the market price of securities of many resource companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Kirkland Lake Gold include macroeconomic developments locally and globally and market perceptions of the attractiveness of particular industries. There can be no assurance that continued fluctuations in mineral prices will not occur.
As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the Company’s long-term value. In response to periods of volatility in the market price of a company’s securities, shareholders may institute class action securities litigation. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Kirkland Lake Gold.
Dividend Policy
The Company has a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and such policy is reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of the Company.
Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs. There can be no assurance that dividends will continue to be paid in the future or on the same terms as are currently paid by the Company.
Investment Risk
The Company’s investments in securities of other public companies are subject to volatility in the share prices of such companies. Kirkland Lake Gold cannot provide any assurance that an active trading market for any of the subject shares is sustainable. The trading prices of the subject shares could be subject to wide fluctuations in response to various factors beyond the Company’s control, including, quarterly variations in the subject companies’ results of operations, changes in earnings (if any), estimates by analysts, conditions in the industry of such companies and macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. The lack of a liquid market could adversely affect the value that the Company could ultimately realize on such investments.

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Liquidity Risk
The Company has in the past and may in the future seek to acquire additional funding by the sale of Common Shares, the sale of assets or through the assumption of additional debt. Movements in the price of the Common Shares have been volatile in the past and may be volatile in the future. Furthermore, liquidity of the Company’s securities may be impacted by large shareholders.
Community Relations
The Company’s relationships with the communities in which it operates, and other stakeholders are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Publicity adverse to the Company, its operations or extractive industries generally, could have an adverse effect on the Company and may impact relationships with the communities in which Kirkland Lake Gold operates and other stakeholders. While the Company is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk. Further, damage to the Company’s reputation can be the result of the perceived or actual occurrence of any number of events, and could include any negative publicity, whether true or not.
The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to the Company and its activities, whether true or not. While the Company strives to uphold and maintain a positive image and reputation, the Company does not ultimately have control over how it is perceived by others. Reputation loss may lead to increased challenges in developing, maintaining community relations and advancing its projects and decreased investor confidence, all of which may have a material adverse impact on the financial performance and growth of the Company.
First Nations and Aboriginal Heritage
First Nations title claims, and Aboriginal heritage issues may affect the ability of the Company to pursue exploration, development and mining on its properties. The resolution of First Nations and Aboriginal heritage issues is an integral part of exploration and mining operations in Canada and Australia and the Company is committed to managing any issues that may arise effectively. However, in view of the inherent legal and factual uncertainties relating to such issues, no assurance can be given that material adverse consequences will not arise. For instance, there is an increasing level of public concern relating to the perceived effect of mining activities on communities impacted by such activities. The evolving expectations related to human rights, indigenous rights, and environmental protection may result in opposition to the Company’s current and future operations or further development or new development of the Company’s properties. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company’s activities, and may have a negative impact on the Company’s reputation and operations.
Non-Governmental Organizations
Certain non-governmental organizations (“NGOs”) that oppose globalization and resource development are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or other parties generally related to extractive industries or specifically to the Company’s operations, could have an adverse effect on the Company’s reputation, impact the Company’s relationship with the communities in which it operates and ultimately have a material adverse effect on the Company’s business, financial condition and results of operations.
NGOs may lobby governments for changes to laws, regulations and policies pertaining to mining and relevant to the Company’s business activities, which, if made, could have a material adverse effect on the Company’s business, financial condition and results of operations.

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NGOs may organize protests, install road blockades, apply for injunctions for work stoppage, file lawsuits for damages and intervene and participate in lawsuits seeking to cancel the Company’s rights, permits and licences. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material adverse effect on the Company’s business and operations. NGO’s may also file complaints with regulators in respect of the Company’s, and its directors’ and insiders’, regulatory filings. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator in the Company or such directors or insiders and may adversely affect the Company’s prospects of obtaining the regulatory approvals necessary for advancement of some or all of its exploration and development plans or operations and the Company’s business, financial condition and results of operations.
Construction and Development of New Mines
The success of construction projects and the development of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities, the conduct of mining operations (including environmental permits), and the successful completion and operation of ore passes, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements of new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the construction, start-up and ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.
Some of the Company’s projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may change significantly, and economic returns may differ materially from the Company’s estimates.
Commercial viability of a new mine or development project is predicated on many factors. Mineral reserves and mineral resources projected by feasibility studies and technical assessments performed on the projects may not be realized, and the level of future metal prices needed to ensure commercial viability may not materialize. Consequently, there is a risk that start-up of new mine and development projects may be subject to write-down and/or closure as they may not be commercially viable.
Availability and Costs of Infrastructure, Energy and Other Commodities
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Kirkland Lake Gold’s operations, financial condition and results of operations.
The profitability of the Company’s operations will be dependent upon the cost and availability of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, including, but not limited to, diesel, fuel, natural gas, electricity, steel and concrete. Commodity prices fluctuate widely and are affected by numerous factors beyond the control of the Company. If there is a significant and sustained increase in the cost of certain commodities, the Company may decide that it is not economically feasible to continue all of the Company’s commercial production and development activities and this could have an adverse effect on profitability. Higher

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worldwide demand for critical resources like input commodities, drilling equipment, mobile mining equipment, tires and skilled labour could affect the Company’s ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on the Company’s operating costs, capital expenditures and production schedules.
Further, the Company relies on certain key third-party suppliers and contractors for services, equipment, raw materials used in, and the provision of services necessary for, the development, construction and continuing operation of its assets. As a result, the Company’s activities at its mine sites are subject to a number of risks, some of which are outside its control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or a contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen event and failure of a supplier or contractor to perform under its agreement with the Company. The occurrences of one or more of these events could have a material effect on the business, results of operations and financial condition of the Company.
Nature and Climatic Conditions
The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures and rock fragility may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall, which may lead to periodic floods, mudslides, wall instability and seismic activity, which may result in slippage of material.
Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s results of operations and financial position. At the Fosterville Mine, ore is processed by crushing and grinding followed by flotation, bacterial oxidation and CIL circuits. Downtime at the Fosterville BIOX® plant impacts bacterial activity and gold recovery in the BIOX® circuit, which could have a negative effect on the financial condition and results of operation of the mine.
Kirkland Lake Gold has properties located in the Northern Territory, Australia. Typically, the Northern Territory’s tropical wet season is from the end of November to the end of March. During the wet season, the properties may be subject to unpredictable weather conditions such as cyclones, heavy rains, strong winds and flash flooding. Kirkland Lake Gold has undertaken several steps to minimize the effects of the wet season on its operations including sealing roads, accommodating the build-up of mined inventory and planning exploration and mining activities around the wet season. Nonetheless, no assurance can be given that the unpredictable weather conditions will not adversely affect mining and exploration activities. In particular, mining, drilling and exploration activities may be suspended due to poor ground conditions, ore haulage activities may be slowed or delayed as roads may be temporarily flooded, and deposits where the host rock is clayish in nature may have to be mined or processed at slower than anticipated rates and/or mixed with lower grade stockpile ore. Furthermore, the occurrence of physical climate change events may result in substantial costs to respond to the event and/or recover from the event, and to prevent recurrent damage, through either the modification of, or addition to, existing infrastructure at the Company’s operations. The scientific community has predicted an increase, over time, in the frequency and severity of extraordinary or catastrophic natural phenomena as a result of climate change. The Company can provide no assurance that it will be able to predict, respond to, measure, monitor or manage the risks posed as a result.
The Company’s mining and processing operations are, in some instances, energy intensive. While the Company has initiated numerous processes to reduce its overall carbon footprint, such as the use of electric battery powered mining equipment, the Company acknowledges climate change as an international and community concern. Legislation and regulations relating to emission levels and energy efficiency are becoming more rigorous and may result in increased costs at its Canadian and Australian operations. In addition, as climate change is increasingly perceived as an international and community concern, stakeholders may increase demands for emissions reductions and call-upon

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mining companies to better manage their consumption of climate-relevant resources. While the Company has taken measures to manage the use of energy, such regulatory requirements may have an adverse impact on the Company.
Physical climate change events, and the trend toward more stringent regulations aimed at reducing the effects of climate change, could impact the Company’s decisions to pursue future opportunities, or maintain existing operations, which could have an adverse effect on its business and future operations.
The Company can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on its operations and profitability.
Information Technology
The Company is reliant on the continuous and uninterrupted operations of its information technology (“IT”) systems. User access and security of all IT systems are critical elements to the operations of the Company. The Company’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.
The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat, could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.
Although to date the Company has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Social media and other web-based information sharing applications may result in negative publicity or have the effect of damaging the reputation of the Company, whether or not such publicity is in fact verified, truthful or correct. The Company places a great emphasis on ensuring the highest reputational standards, however, it may not have the ability to control how it is perceived by others. Reputational loss may result in challenges in developing and maintaining community and shareholder relations and decreased investor confidence.
Permitting
The Company’s operations are subject to receiving and maintaining permits from appropriate governmental authorities. There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for the Company’s existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating at any particular property. Any of these factors could have a material adverse effect on the Company’s results of operations and financial position.
Insurance and Uninsured Risks

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Kirkland Lake Gold’s business is subject to a number of risks and hazards generally, including: adverse environmental conditions; industrial accidents; labour disputes; unusual or unexpected geological conditions; ground or slope failures; cave-ins; changes in the regulatory environment; and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Kirkland Lake Gold’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.
The businesses and properties of Kirkland Lake Gold are insured against loss or damage, subject to a number of limitations and qualifications. Such insurance will not cover all the potential risks associated with a mining company’s operations. Kirkland Lake Gold may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Kirkland Lake Gold or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards that it may not be insured against or that Kirkland Lake Gold may elect not to insure against because of premium costs or other reasons. The Company may suffer a material adverse effect on its business, results of operations, cash flows and financial position if it incurs a material loss related to any significant event that is not covered, or adequately covered, by its insurance policies.
Competition
The mining industry is intensely competitive in all of its phases and Kirkland Lake Gold competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a global basis. Such competition may result in Kirkland Lake Gold being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect Kirkland Lake Gold’s prospects for mineral exploration and success in the future.
Currency and Gold Price Fluctuations
The Company does not have a foreign exchange hedging program in place. As such, currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a United States dollar price, but most of the Company’s operating and capital expenses are incurred in Australian dollars and Canadian dollars. The appreciation of these currencies against the United States dollar would increase the costs of gold production at such mining operations, which could materially and adversely affect Kirkland Lake Gold’s profitability, results of operations and financial position. Furthermore, the Company does not hedge its future gold sales. As such, a decrease in the price of gold could materially and adversely affect Kirkland Lake Gold’s profitability, results of operations and financial position.
Tax Matters
The Company’s taxes are affected by several factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position, application of tax incentives or similar “holidays” or benefits were to be challenged for any reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition.
The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on the Company’s business. There is no assurance that the Company’s current financial condition will not be materially adversely affected in the future due to such changes.

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Foreign Mining Tax Regimes
Mining tax regimes in foreign jurisdictions are subject to differing interpretations and are subject to constant change. The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, proposed changes to mining tax regimes in foreign jurisdictions could result in significant additional taxes payable by the Company, which would have a negative impact on the financial results of Kirkland Lake Gold.
Activist Shareholders
In recent years, publicly-traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders will not publicly advocate for the Company to make certain corporate governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on the Company’s reputation and divert the attention and resources of the Company’s management and Board, which could have an adverse effect on its business and results of operations. Even if the Company does undertake such corporate governance changes or corporate actions, activist shareholders may continue to promote or attempt to effect further changes, and may attempt to acquire control of the Company to implement such changes. If shareholder activists seeking to increase short-term shareholder value are elected to the Board, this could adversely effect the Company’s business and future operations. Additionally, shareholder activism could create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely effect the Company’s business, future operations, profitability and its ability to attract and retain qualified personnel.
Litigation
All industries, including the mining industry, are subject to legal claims, with and without merit. Legal proceedings may arise from time to time in the course of the Company’s business. Such litigation may be brought in the future against Kirkland Lake Gold or one or more of its Subsidiaries or the Company or one or more of its Subsidiaries may be subject to another form of litigation. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. As of the date hereof, no material claims have been brought against the Company, nor has the Company received an indication that any material claims are forthcoming. However, due to the inherent uncertainty of the litigation process, should a material claim be brought against the Company, the process of defending such claims could take away from the time and effort management of the Company would otherwise devote to its business operations and the resolution of any particular legal proceeding to which the Company or one or more of its Subsidiaries may become subject could have a material adverse effect on the Company’s financial position and results of operations.
Mineral Tenure
In the countries in which the Company operates, the mineral rights, or certain portions of them, are owned by the relevant governments. In such countries, the Company must enter into contracts with the applicable governments, or obtain permits or concessions from them, that allow the Company to hold rights over mineral rights and rights (including ownership) over parcels of land and conduct its operations thereon. The availability of such rights and the scope of operations the Company may undertake are subject to the discretion of the applicable governments and may be subject to conditions. New laws and regulations, or amendments to laws and regulations relating to mineral tenure and land title and usage thereof, including expropriations and deprivations of contractual rights, if proposed and enacted, may affect the Company’s rights to its properties.
In many instances, the Company can initially only obtain rights to conduct exploration activities on certain prescribed areas, but obtaining the rights to proceed with development, mining and production on such areas or to use them for other related purposes, such as waste storage or water management, is subject to further application, conditions or

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licences, the granting of which are often at the discretion of the governments. In many instances, the Company’s rights are restricted to fixed periods of time with limited renewal rights. Delays in the process for applying for such rights or renewals or expansions, or the nature of conditions imposed by government, could have a material adverse effect on the Company’s business, including its existing developments and mines, and the Company’s financial condition and results of operations.
The cost of holding these rights often escalates over time or as the scope of the Company’s operating rights expands. There is no assurance that the mineral rights regimes under which the Company hold properties or which govern its operations thereon will not be changed, amended, or applied in a manner which could have a material adverse effect on the Company business, financial condition and results of operations, that the ongoing costs of obtaining or maintaining the Company’s rights will remain economic and not result in uncompensated delays or that compliance with conditions imposed from time to time will be practicable. Any inability to obtain and retain rights to use lands for the Company’s ongoing operations at all or on a timely basis could have a material adverse effect on the Company’s business, financial condition and results of operations.
Certain of the Company’s properties are subject to royalty and other payment obligations. Failure to meet its payment obligations under these agreements could result in the loss of the Company’s rights.
There is no assurance that the Company will be able to hold or operate on its properties as currently held or operated or at all, or that the Company will be able to enforce its rights with respect to its holdings, which could have a material adverse effect on the Company’s business, financial condition and results of operations.
Title to the Company’s Mining Claims and Leases
The acquisition and maintenance of title to mineral properties is a very detailed and time-consuming process. While the Company has carried out reviews of title to its mining claims and leases, this should not be construed as a guarantee that title to such interests will not be challenged or impugned. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure mine tenure may be severely constrained. Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, royalty transfers or claims, including native land claims, other encumbrances and title may be affected by, among other things, undetected defects. The Company has had difficulty in registering ownership of certain titles in its own name due to the demise of the original vendors of such titles when owned by the Company’s predecessors-in-title. If these challenges are successful, this could have an adverse effect on the development of the Company’s properties as well as its results of operations, cash flows and financial position. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.
Dependence on Outside Parties
Kirkland Lake Gold has relied upon consultants, engineers, contractors and other parties and intends to rely on these parties for exploration, development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish mineral reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract metal from ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. Deficient or negligent work or work not completed in a timely manner could have a material adverse effect on Kirkland Lake Gold.
Counterparty Risk
The Company is exposed to various counterparty risks that could adversely impact the Company’s planned growth, including, but not limited to: financial institutions that hold the Company’s cash, companies that have payables to the Company, the Company’s insurance providers, lenders and other banking counterparties, and companies that have received deposits from the Company for the future delivery of equipment. The Company seeks to limit counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties.

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Dependence on Key Management Personnel
The Company is dependent upon a number of key management personnel. The Company’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. As the Company’s business grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff for operations. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more key employees or the failure to attract and retain new personnel could have a material adverse effect on the Company’s ability to manage and expand the Company’s business.
Labour and Employment Matters
Production at the Company’s mining operations is dependent upon the efforts of its employees and the Company’s operations would be adversely affected if it fails to maintain satisfactory labour relations. Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect the Company’s business. This would have a negative effect on the Company’s business and results of operations; which might result in the Company not meeting its business objectives.
In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.
Furthermore, the Company is reliant on the good character of its employees and is subject to the risk that employee misconduct could occur. Although the Company takes precautions to prevent and detect employee misconduct, these precautions may not be effective and the Company could be exposed to unknown and unmanaged risks or losses, including regulatory sanctions and serious harm to the its reputation. The existence of the Company’s Code of Conduct and Ethics, among other governance and compliance policies and processes, may not prevent incidents of theft, dishonesty or other fraudulent behaviour nor can the Company guarantee compliance with legal and regulatory requirements. If material employee misconduct does occur, the Company’s business, financial condition and results of operations could be adversely affected.
There is a collective bargaining agreement in place at the Fosterville Mine which currently covers approximately [308] employees primarily in mining, processing and maintenance. The agreement was entered into in July 2018 and received approval from the Fair Work Commission in March 2019. Accordingly, the collective bargaining agreement at the Fosterville Mine became effective on March 20, 2019 and will expire on June 30, 2021. Since commencing operations at the Fosterville Mine in 2005, no threats of industrial action or work stoppage have been made, nor are they expected to be made in future.
The Company has sufficient skilled miners to carry on operations. There are currently no material labour shortages with the Company operating near its budgeted manning levels. See “Employees”.
Conflicts of Interest
Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard. In addition, each of the Company’s directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest or which are governed by the procedures set forth in the OBCA and any other applicable law. In the event that the Company’s directors and officers are subject to conflicts of interest, there may be a material adverse effect on its business.

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Disclosure and Internal Controls
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required decisions. The Company has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The Company’s failure to satisfy the requirements of applicable Canadian securities laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm its business and negatively impact the trading price of the common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.
Global Financial Conditions
Global financial conditions continue to be characterized as volatile. In recent years, global markets have been adversely impacted by various credit crises and significant fluctuations in fuel and energy costs and metals prices. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future events, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, mayd adversely affect the Company’s growth and profitability. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, including gold, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities.
MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES
Set forth below under the heading “Material Properties - The Fosterville Mine - Mineral Resources and Mineral Reserves” are the mineral resource and mineral reserves estimates for the Fosterville Mine, effective December 31, 2019. Set forth below under the heading “Material Properties - The Macassa Mine - Mineral Resources and Mineral Reserves” are the mineral resource and mineral reserves estimates for the Macassa Mine, effective December 31, 2019. See “Interest of Experts”.
MATERIAL PROPERTIES
For the purposes of this Annual Information Form, Kirkland Lake Gold has identified its Fosterville Mine and Macassa Mine as its material properties as at December 31, 2019. Subsequent to the financial year ended December 31, 2019, on January 31, 2020, the Company completed the Detour Arrangement and became the owner and operator of the Detour Mine. The Detour Mine will be a material property of the Company for the year ended December 31, 2020. Full technical details concerning the Detour Mine and its related technical report are available under Detour’s SEDAR profile at www.sedar.com.
The following is a description of Kirkland Lake Gold’s material mineral properties as at December 31, 2019.

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The Fosterville Mine
The scientific and technical information included in the below summary has been derived, in part, from, and in some instances are extracts from, the technical report entitled “Updated NI 43-101 Technical Report, Fosterville Gold Mine in the State of Victoria, Australian, prepared for Kirkland Lake Gold Ltd.” (the “Fosterville Technical Report”) dated effective December 31, 2018 and prepared by Troy Fuller, MAIG, and Ion Hann, FAusIMM, each of whom is a “qualified person” pursuant to NI 43-101. All defined terms used in the following summary have the meanings ascribed to them in the Fosterville Technical Report. The below summary is subject to all the assumptions, qualifications and procedures set out in the Fosterville Technical Report. The Fosterville Technical Report was prepared in accordance with NI 43-101. For full technical details of the report, reference should be made to the complete text of the Fosterville Technical Report, which has been filed with the applicable regulatory authorities and is available under the Company’s SEDAR profile at www.sedar.com. The summary set forth below is qualified in its entirety by reference to the full text of the Fosterville Technical Report. The authors of the Fosterville Technical Report have reviewed and approved the scientific and technical disclosure contained in this Annual Information Form related to the Fosterville Mine, other than the information set forth above under the heading “Summary of Mineral Reserve and Mineral Resource Estimates”. See “Interest of Experts”.
Project Description, Location and Access
The Fosterville Mine is located approximately 20km east of the city of Bendigo and 130km north of the city of Melbourne in the State of Victoria, Australia. The regional center of Bendigo (20km to the south-west) has a population of around 114,000 (Australian Bureau of Statistics, 2018), and provides a source of skilled labour. The Fosterville Mine has ready access via two separate sealed roads and a variety of all-weather un-sealed roads linking to regional highways.
The Fosterville Mine and all associated infrastructure, including the tailings dam and waste dumps, are located on Mining Licence 5404, which is 100% owned by Kirkland Lake Gold. Mining Licence 5404 has a total area of 17.16km2 and is valid until August 24, 2035. Subsequent to the effective date of the Fosterville Technical Report, FGM (as defined below) was granted Mining Licence extensions to the north and south of Mining Licence 5404. These extensions increase the total area of the Mining Licence to 28.5km2 and encompass potential resource extensions of the Harrier and Robbin’s Hill gold systems.
Kirkland Lake Gold also holds title, through its wholly owned subsidiary, Fosterville Gold Mine Pty Ltd. (“FGM”), to four surrounding Exploration Licences totalling 1,188km2. Subsequent to the effective date of the Fosterville Technical Report, on February 26, 2019, Exploration Licence 3539 (which encloses the current Mining Licence 5404) expired. The tenement was unable to be renewed under current state legislation and has been placed in moratorium (currently exempt from licence application).
Within Mining Licence 5404, there is a 2.5% gold royalty payable to New Holland Mining Ltd, now Nu Energy Capital Limited, for the areas in the northeastern and southeastern portions of the newly extended Mining Licence 5404. In addition, a 2% net smelter royalty is held by AMARC. AMARC was originally a wholly-owned subsidiary of AMI. AMI was acquired by Centerra Gold Inc. (“Centerra”) in January 2018 and AMARC, which holds the royalty, was subsequently sold to Triple Flag Mining Finance Bermuda Ltd.
Subsequent to the effective date of the Fosterville Technical Report, the State of Victoria, Australia imposed a royalty in the amount of 2.75% of the gold produced under a mineral licence, including Mining Licence 5404, which came into effect on January 1, 2020.
The rehabilitation bond liability was assessed in June 2019 by the Department of Jobs, Precincts and Regions and is proposed to be increased from A$8.27 million to A$9.42M. Consultation with the local community in Bendigo by the regulator was conducted in 2019 prior to final formal acceptance of the review. As of the date hereof, the final acceptance has not been received. Rehabilitation is undertaken progressively at the Fosterville Mine as per the mining Licence conditions and the bond may be reduced on establishment that the land has been rehabilitated in accordance with the Mineral Resources (Sustainable Development) Act 1990 (Victoria). The Fosterville Mine is located near areas of

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moderate environmental significance (Mt Sugarloaf Nature Conservation Reserve), established productive farmland and is adjacent to the locally significant Campaspe River.
The Fosterville Mine is operating under a Risk Based Work Plan approved in March 2019 under the Mineral Resources (Sustainable Development) Act 1990 (Victoria). The newly approved Risk Based Work Plan consolidated the previously approved 2004 Work Plan and all subsequent Work Plan Variations into one Risk Based Work Plan.
Mining Licence 5404 and Mining Licence 4456 were granted prior to enactment of the Native Title Act 1993 (Commonwealth) and as such are not subject to any native title compensation claim, now or after any future renewals. Exploration Licences EL4937, EL6502, EL6503 & EL6504 are subject to an Indigenous Land Use Activity Agreement.

History
Gold was first discovered in the Fosterville area in 1894 with mining activity continuing until 1903 for a total of 28koz of production. Mining in this era was confined to the near-surface oxide material. Aside from a minor tailings retreatment in the 1930s, activity resumed in 1988 with a further tailings retreatment program conducted by Bendigo Gold Associates Pty Ltd, which ceased in 1989. Mining recommenced in 1991 when Brunswick Mining NL and then Perseverance Corporation Ltd. (“Perseverance”) (from 1992) commenced heap-leaching operations from shallow oxide open pits. Between 1988, and the cessation of oxide mining in 2001, a total of 240koz of gold were produced (Roberts et al, 2003).
A feasibility study into a sulfide mining operation was completed by Perseverance in 2003. Work on the plant and open pit mining commenced in early 2004. Commercial sulfide hosted gold production began in April 2005 and up to the end of December 2006 a total of 136,882oz of gold had been produced. Underground development commenced in March 2006 with first production recorded in September 2006. In October 2007, Perseverance announced that it had entered into an agreement with Northgate Minerals Corporation (“Northgate”) pursuant to which Northgate would acquire Perseverance with full control of Perseverance passing to Northgate in February 2008.
Significant open pit production had ceased at the end of 2007; however, minor production from open pits contributed in 2011 and 2012. The 500,000th ounce milestone of sulfide gold production was achieved in April 2011. In August 2011, Northgate entered into a merger agreement with AuRico Gold Inc. (“AGI”) who assumed control of Northgate in October 2011. In March 2012, AGI and Crocodile Gold jointly announced that Crocodile Gold would acquire the Fosterville Mine and the Stawell Gold Mine. Crocodile Gold’s ownership of the Fosterville Mine was achieved on May 4, 2012. In July 2015, Old Newmarket merged with Crocodile Gold to form Newmarket Gold Inc.
On November 30, 2016, Old Kirkland Lake Gold combined with Newmarket Gold Inc. to form a new mid-tier gold company which was renamed “Kirkland Lake Gold Ltd.”. Kirkland Lake Gold has since rapidly increased the output of the Fosterville Mine operation based on its exploration success, in particular, the development of the high grade Eagle and Swan mineralized zones. Gold production has grown year over year, facilitated by increasing grade profiles at depth, with annual mine output expanding from 151,755oz at 7.55g/t Au in 2016 to 619,366oz at 39.6g/t Au in 2019. By June 2019, the Fosterville Mine had produced its 2.0 millionth ounce and as of December 31, 2019, it has achieved total production of 2,392,035 ounces since the construction of the sulfide plant in April 2005.
Geological Setting, Mineralization and Deposit Types
The Fosterville goldfield is located within the eastern Bendigo Zone, which is bound by the Avoca Fault to the west and the Heathcote Fault Zone to the east. The Bendigo Zone contains Ordovician turbidite sequences of sub-greenschist to greenschist metamorphic grade. Gold mineralization is associated with to two main events across the western Lachlan Orogen at ~445Ma and ~380-370Ma, with a possibly another minor event at ~410-400Ma (Phillips et al, 2012). The ~445Ma event is thought to have involved crustal thickening and the circulation of metamorphic fluids through the crust (Vandenberg et al, 2000) and formed gold deposits at Bendigo, Castlemaine, Maldon and Daylesford. The ~380-370Ma event is restricted largely to the Melbourne and eastern Bendigo Zones and is believed to be responsible for some of the emplacement of late gold-in-veins at the Fosterville Mine (Bierlein & Maher, 2001).

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The Fosterville goldfield is hosted by Lower Ordovician Lancefieldian (486~488 Ma) turbidites within the Ordovician Castlemaine Group rocks. The turbiditic sequence comprises This sequence has been weakly metamorphosed to sub-greenschist facies and folded into a set of upright, north-northwest trending and shallowly south plunging open to closed folds. The folding resulted in the formation of a series of bedding parallel laminated quartz (“LQ”) veins and bedding parallel thrust faults.
Gold and associated sulfide mineralization at the Fosterville Mine is controlled by late brittle faulting and fracturing. These brittle faults are generally steeply west-dipping, reverse faults with a series of moderately west-dipping, reverse splay faults formed in the footwall of the main faults. There are also less abundant, moderately southeast and southwest-dipping faults which govern high grade visible gold mineralization along the Eagle and Swan zones. Two main styles of gold mineralization occur at the Fosterville Mine; a sediment-hosted sub-micron refractory style where gold is locked in disseminated arsenopyrite and pyrite crystals which form selvages to quartz–carbonate vein stockworks throughout the 9km long fault system, and a gold-in-vein mineralization style where visible gold is hosted in quartz-carbonate veins that show laminated and stylolitic vein textures as well as brecciation. Gold mineralization is structurally controlled with high-grade zones localized by the geometric relationship between bedding-parallel and oblique faults. Mineralized shoots are typically 4-15m thick and show down-dip and down-plunge dimensions of 50-150m and 300-2,000m+, respectively.
Antimony mineralization, mainly in the form of stibnite, occurs with quartz and varies from replacement and infill of earlier quartz-carbonate stockwork veins, to massive stibnite-only veins up to 0.5m in width. The late stibnite-quartz mineralization occurs in favourable structural locations, such as the Phoenix, Eagle and Swan vein and fault structures and therefore shows a spatial association with visible gold. The occurrence of visible gold has become increasingly significant at the Fosterville Mine and is observed more frequently at greater depth within the Lower Phoenix System. Throughout 2016 to 2019, visible gold was also observed with notably increased frequency, in deeper parts of the Harrier System and also within the nearby Robbin’s Hill exploration target. Visible gold particles are predominantly specks (≤ 3 mm), however more rarely they can be > 5 mm. The width of quartz-carbonate veining that contain visible gold is variable, with widths ranging from a few millimeters to several metres (true thickness). The veins usually have incomplete infill with druse quartz within those voids. Visible gold can be found as specks in narrow linear trends as well as isolated specks without a clear trend.
Exploration
Regional exploration programs and further integration of datasets to date have been successful in providing support and definition for several targets across the tenement package. Subsequent to exploration work detailed in the Fosterville Technical Report, over 6,900 soil geochemical samples have been collected including 3,500 mobile metal ion samples where geology cover obscured target host rocks. An airborne gravity gradiometry survey was also completed across Exploration Licence 6502, and the northern portions of Exploration Licence 6503 and Mineral Licence 5404 providing significant guidance for regional exploration. An airborne electromagnetic (“EM”) survey has also been completed on Exploration Licence 6502 and Exploration Licence 6504 providing tenement wide datasets with processing underway to integrate into gravity inversions. An additional high resolution ground gravity survey was completed over the main target area of interest at Thunder Swamp in Exploration Licence 6502.
Exploration Licence 3539 was required to be relinquished in late February 2019. While all other tenements remain active, Exploration Licences 6694 and 6695 were amalgamated into Exploration Licence 6503 effective November 29, 2019 and due to statutory reductions the newly amalgamated Exploration Licence 6503 now comprises 355.6km2. Late in 2019, a high resolution 3D seismic reflection survey was completed by HiSeis Ltd, across the northern exposed extent of the Fosterville trend and the Robbins Hill mineralisation within Mineral Licence 5404. An area covering 2.5km x 2.5km for a 6km2 block and 179 line kilometres was completed. A total of 18,747 receiver points recording 14,550 vibrator source point sweeps. The survey was collected with geophones at 12.5m spacing’s and vibrator source point sweeps from 6.25m to 12.5m spacing on up to 25m spaced lines. Brute stacks of the unprocessed data show strong reflectors in the top 3km with reflection response data still being seen from 6 - 8km depths. Processing of this data is currently underway in Perth, West Australia by HiSeis and Southern Geoscience Consultants (“HiSeis”). The first preliminary interpretation of the complete dataset is due at the end of March 2020. This data will be peer reviewed by Southern Geoscience Consultants, FGM and HiSeis prior to a final geological interpretation in late April/May.

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Preliminary assessment of refraction tomography of the first 300m depth, a by product of the reflection survey, shows high promise for fold and fault architecture detail. It is anticipated that potentially, fault offsets of less than 10 vertical metres will be able to be identified from this data. Preliminary reflection data which is the primary data collected from the survey, is promising showing fold resolution and closures of less than 30m width. The data is also providing fault information and fault - fold relationships and offsets critical in understanding the distribution of mineralisation at Fosterville. The complete dataset will provide a targeting and interpretation tool for use in 2020 to depths in excess of 3km at the Robbin’s Hill deposit area and strike extents to target with greater drill efficiency in the northern portion of Mineral Licence 5404.
Drilling
Exploration drilling activities undertaken in 2019, were focused on Near-Mine targets within Mining Licence 5404 and on prospective regional targets throughout the expansive Exploration Licence holdings. The intent of the exploration was to replace and increase the mineralized resource at the Fosterville Mine by extending presently known ore shoots and to locate anomalous gold mineralization for further exploration investigation, then subsequent resource evaluation.
Diamond drilling is the primary drilling technique utilized at Fosterville with up to nine underground and six surface diamond rigs in operation over 2019. In addition, a reverse circulation drill rig was employed to test geochemical and geophysical anomalies throughout the property.
Throughout the period from 2016 to 2019, development mapping and continued drilling confirmed the existence of multiple mineralized structures, of various size and continuity in the footwall of the main west-dipping Lower Phoenix (Benu) Fault, which present significant resource growth opportunity. Improved geological understanding of the Lower Phoenix System has highlighted the significance of these favourable settings for mineralization, including: (i) the East-dipping to SSE dipping mineralized structures, namely the Eagle Fault and East Dipping Faults, which commonly contain quartz–stibnite vein assemblages and substantial concentrations of visible gold which are typically enveloped by haloes of disseminated sulfide; (ii) the Low-angled Lower Phoenix Footwall west-dipping structures which typically consist of large laminated quartz veins up to several metres width, indicating a series of multiple mineralizing events, including a later stage quartz-stibnite phase with visible gold; and (iii) the south westerly dipping Swan Fault which is characterized by a one to three metre thick quartz vein, containing visible gold and stibnite and exhibiting various textures and typically enveloped by disseminated sulphide mineralization.
The Swan Fault exists as an oblique structure cross-cutting the eastern limb of the anticline and is bounded by the Eagle Fault down-dip and the Kestrel Syncline at its upper margin. Swan is the highest grade mineralized zone defined at Fosterville to date and contributes 1,560,000oz at an average grade of 38.6g/t Au (1,260,000 tonnes) to the updated December 31, 2019 mineral reserve estimate making up 74.2% of the total Fosterville mineral reserves. Extremely high grades in Swan are coincident with the intersection of the Eagle and Swan Splay Faults.
Continued drill definition of Lower Phoenix structures over 2019, in combination with ore development and production exposure and reconciliation performance has reaffirmed the significance of footwall structures to the Lower Phoenix (Benu) Fault. Furthermore, mineralization on these structures is open down-plunge, providing encouraging future mineral resource and mineral reserve growth potential for the Fosterville operation.
Drilling into the Harrier System during 2016 identified high-grade mineralization containing occurrences of visible gold at depth, primarily associated with the Harrier Base structure. The Harrier Base structure exhibits reverse thrust movement of approximately 60m. Visible gold is hosted within a laminated quartz-carbonate vein assemblage, which may contain minor amounts of stibnite. In the strongest mineralized zones, a broad halo of sulfide mineralization surrounds quartz structures bearing visible gold. The high-grade visible gold mineralization was first recognized at approximately the 4480mRL, a comparable elevation to where visible gold occurrences in the Lower Phoenix System became more prominent. Drilling into the Harrier Anticline zone began in 2019, the down dip target considered to be particularly prospective where the Harrier Base Fault intersects and offsets an anticline hinge. The Harrier Base Anticline mineralization is open to the north and south, up and down dip.

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During 2019, up to six surface diamond drills operated in the Robbin’s Hill area, primarily targeting gold mineralization along the west-dipping Curie Fault, one of the controlling structures for mineralization at Robbins’s Hill. Programs have included infill drilling within the existing mineral resource, and also extension and step out drilling along the Robbin’s Hill mineralization trend. Major sulfide mineralization is concentrated within structures exhibiting significant dilation (veins and faults). Sulfide mineralization is dominated by pyrite and arsenopyrite but can include trace occurrences of stibnite, galena, sphalerite and chalcopyrite. Visible gold occurs at depth with observations thus far hosted by quartz in the Curie Fault, including several specks <2 mm in diameter. Veins in the Curie Fault containing visible gold are dominated by quartz with minor calcite, chlorite, albite, and epidote. Other minerals present that appear to be spatially associated with visible gold mineralization include stibnite and disseminated arsenopyrite-pyrite mineralization in the surrounding host rock. Visible gold is typically associated with laminated textures within the quartz vein.
Regional drilling has focused on emerging gravity targets in Exploration Licence 6502 obscured by Murray Basin sediments. Early results at Thunder Swamp have identified low level gold anomalism associated regionally significant gravity anomalies confirming presence of a gold fertile minerals system. Drilling efforts closer to Fosterville have returned very encouraging results from the Goornong South prospect which remain open and significant gold results at Russell’s Reef which require follow up drilling.
Sampling, Analysis and Data Verification
During 2019, RC drilling samples were collected from a trailer mounted cyclone providing an approximate 2kg two-metre composite sample and one metre sub-samples retained for quality assurance, quality control (“QA/QC”) checks. Where gold mineralization intervals were identified in assays, the corresponding one meter sub-samples were dispatched for multi-element analysis to improve the resolution around the areas of interest. The RC samples collected during 2019 are stored at a FGM-owned sample-handling facility.
In the diamond drill core, all visible sulfide mineralization, quartz vein stockwork and LQ veins plus at least three metres of apparent waste either side is sampled. Samples are cut to geological boundaries and within a length range of 0.05m to 1.3m, with a preferred length of one metre. Infill diamond holes (spaced at 25m or less) can be full-core sampled; the entire core sample is broken with a hammer in the tray and moved directly into the sample bag. All other core is halved using a diamond saw and the upper half of the core dispatched for analysis and the lower half returned to the core tray in its original orientation. PQ core was sampled by cutting a sliver equivalent in volume to half NQ2 core from the top of the core. Recovery of diamond drill core is acceptable where it is determined that over 90% recovery for a run has been achieved. If recovery is proven to be less due to core loss or because of poor ground, the samples may not be used for mineral resource estimation.
All diamond drill core is stored on site within the fenced and gated core handling facility or within the mine compound on the backfilled Falcon Pit storage area. Assay sample pulps are also returned from the laboratory and stored at the core handling facility. All exploration pulps are stored indefinably whereas resource infill drilling are kept for a period of two years.
In underground sampling, an attempt is made to sample every round (3 to 4m nominal advance) in the ore drives where safe to do so. Sample intervals are chosen based on structure, mineralization and lithology, and are a minimum of 0.1m and a maximum of 1.5m in length. Mapping data that was collected at the same time as the samples are used to validate the sample results.
Work undertaken by employees of the Fosterville Mine is limited to core logging and the mark-up, cutting and bagging of samples. All other sample preparation and analysis was conducted off-site at the commercial laboratories. The Fosterville Mine uses independent assay laboratories, which provide assay data in digital form.
Since 2005, On Site Laboratory Services (“OSLS”), a commercial laboratory based in Bendigo, has been the primary provider of analytical services to the operation. The OSLS Bendigo laboratory gained ISO 9001 accreditation in October 2008 with registration ISO9001:2008 (CERT-C33510). National Association of Testing Authorities (“NATA”) accreditation is pending a final audit, due early 2019.

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OSLS use a combined crusher and mill to pulverize the entire sample to a nominal 90% passing 75µm. A 25g sub-sample is analyzed for gold by fire assay with an AAS finish. Au results greater than 80g/t are diluted to 1:10 and tested sing the AAS. A 0.5g sub-sample of the pulp is digested in a HNO3/HCl digest and then analyzed for Ag, As, Bi, Ca, Cu, Fe, K, Sb and S by ICP-AES. A full program of repeats, standards and inter-laboratory check sampling was conducted on the gold analyses.
Gekko Analytical Laboratories (“GAL”) were contracted to provide analytical services for diamond core and underground face samples between April 2015 and April 2016. Analytical techniques include fire assay for gold, titration and atomic absorption spectrometry for antimony, combustion analysis and infrared detection for both sulfur and non-organic carbon. GAL gained NATA, Australia accreditation in October 2015 with accreditation number, 19561.
All samples are dried at approximately 105°C. GAL uses a jaw crusher to crush the sample material to 8mm. The sample is then placed within a Boyd crusher and rotary splitter combination to enable further crushing to 3mm and optional splitting of the sample if it weighs in excess 3kg. Pulverization takes place with up to 3kg of sample to achieve 90% passing 75um. Sizing is reported with Au assays at 1:20 frequency. Approximately 120g of pulverized sample is scooped into a wire and cardboard pulp packet. Two pulp packets are created as a laboratory duplicate at a frequency of 1:10. A 25g scoop of sample is taken from the pulp packet and smelted with 180g flux. A 10g scoop from the pulp is re-fired for comparison if the initial grade was determined at >50g/t. Antimony is analyzed by using an aqua regia digestion with an AAS finish. If the result is over 1% Sb, the sample is then analyzed by an acid digestion and titration. Total sulfur is analyzed using combustion analysis followed by Infrared detection. Non-Carbonate carbon is analyzed by weak acid digest and combustion analysis followed by infrared detection (LECO). During this time the laboratory was audited by Fosterville Mine personnel to assess the preparation and sample handling processes.
With increased sample loads in the second half of 2018, Bureau Veritas Minerals (Adelaide) (“BVM”) provided analytical services of resource definition and exploration samples. Analytical techniques include fire assay for gold. This laboratory is ISO 9001 accredited as well as NATA, Australia accreditation with accreditation number, 1526.
At BVM all samples as received, are dried at approximately 105° C. The sample is then crushed to 3mm in a jaw crusher (with optional splitting of the sample if it weighs in excess 3kg). Pulverization takes place with up to 3kg of sample to achieve 85% passing 75um. Approximately 200g of pulverized sample is scooped into a cardboard pulp packet. Two pulp packets (lab duplicates) are created as a laboratory duplicate at a frequency of 2:50 (or 2 per fire). A 40g sub-sample is analyzed for gold by fire assay with an AAS finish. Au results greater than 5g/t are diluted at a dilution ration of 1:10 and analyzed using the AAS.
QA/QC procedures are completed on samples after being imported into the database. Assays not passing the QA/QC tolerances on blanks, standards, duplicates and repeats are retained in the database but are not available for viewing for resource work within MinePlanTM. Where it is determined the sample itself is compromised, rather than the analysis, then the sample is demoted and its assays are not reported in MinePlanTM or other applications.
Any values falling beyond defined quality parameters are investigated according to laboratory and company procedures. Sufficient proof or suspicion of error requires re-assays on the affected portion of a job, where the original assays are rejected, and the results from the subsequent batch (provided these pass QA/QC processes) are used instead.
In 2018, there were a number of improvements to the process around sample security. Samples are bagged and numbered either on site at the drill rig or at the Fosterville Mine core handling facility. Before samples are sent to laboratories, they are placed in labelled plastic bags in lots of about five and transported using the laboratory’s pick-up vehicles. On arrival at the laboratory, the list of samples sent is matched to the actual samples received and confirmation is sent by either fax or email using a sample consignment system. Since late 2018, these plastic bags are now tied off with tamper tags before transport and chain of custody documentation is completed upon pickup by the analytical laboratory contractor.
Data security is ensured through the use of an ‘acQuireTM/SQL Server’ database of all company exploration drilling information. This database includes all assays, geological and geotechnical information. As well as data interrogation, the database allows automated error checking as new data is entered. The database is backed up in full daily, and

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incrementally eight times a day. Additionally, a full image of the virtual machine environment hosting SQL Server is backed up once daily. Access to the database is controlled by user login permissions.
The drilling carried out by previous owners at Fosterville routinely included QA/QC checks. In addition, sampling QA/QC consultants, SMP Consultants, reviewed the sampling, analytical and data storage procedures used in drilling programs to May 2002 (Crase, 2002). Data system reviews of the exploration database were also undertaken by IO Digital Systems in 2004 and 2006 (Kelemen, 2004; McConville, 2006). The database includes numerous automated data validation methods. The database structure and the use of primary key fields prevent certain types of invalid data (e.g. overlapping sample intervals) from being stored in the database. Also, numerous checks are performed on the data when it is imported (e.g. assay QA/QC performance gates, variation in down-hole surveys from previous survey).
The Qualified Persons preparing the mineral resource estimate for the Fosterville Mine have further validated the data upon extraction from the database prior to resource interpolation. This verification used MinePlanTM drill views as the primary tool to identify data problems. When coupled with the more mechanical check processes ensuring high quality data is entering the database in the first place, these checks were effective in allowing the Qualified Persons to be confident that the data was geologically coherent and of appropriate quality and adequate for use in resource estimations and reserve studies.

Mineral Processing and Metallurgical Testing
Metallurgical test work is ongoing with particular focus on maximizing gravity recoverable gold and also understand and prepare for any future ore that will challenge existing gold recovery methods.
Several newly discovered geological structures at depth, such as Eagle, East Dipping and Swan Faults, have gold in the form of coarse visible gold that frequently occurs with low sulfide mineralization. In 2015, a series of plant trials and mineralogy surveys indicated that the visible gold is being recovered in the flotation concentrates (primarily Flash flotation concentrate) and is recoverable from this concentrate by gravity methods. A gravity gold circuit was commissioned in April 2016. The gravity circuit consists of a Knelson concentrator and Gemeni tables recovering gold from the recirculating load of the concentrate regrind mill. In August 2018, a second Knelson concentrator was commissioned in the SAG mill recirculating load. The SAG mill and regrind mill gravity concentrates are separately tabled, calcined and poured for accounting purposes. Project plans are in place to install an additional, redundant, 30” KC-XD Knelson concentrator in the SAG Mill circuit to ensure primary gravity circuit availability.
In the opinion of the Fosterville Technical Report authors, all deleterious elements are effectively managed and it is considered that their presence does not have a significant impact on economic extraction. No identified processing factors have a significant impact on economic extraction.
Mineral Resource and Mineral Reserves
The mineral resources reported are contained within Mining Licence 5404. Mineral reserves reported are fully contained within Mining Licence 5404. The mineral resource areas of Central, Southern, Harrier and Robbin’s Hill are historically defined resource areas, which were established at different times in the evolution of the project. The Central Area contains multiple mineral resource models, primarily for reasons of data handling.

Previously, all mineral reserves were contained within the Central and Harrier mineral resource areas. Currently, in addition to these, a mineral reserve has been defined within the Robbin’s Hill area. Mineral reserves contained within the Central mineral resource area have been subdivided into Central and Phoenix mineral reserves.

The updated mineral reserves and mineral resources (reported exclusive of mineral reserves) estimates for Fosterville and Robbin’s Hill, as of December 31, 2019, are presented below.

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Summarized Mineral Reserves and Mineral Resources (Exclusive of Mineral Reserves) for Fosterville as at December 31, 2019

	December 31, 2019
Fosterville	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)
Mineral Reserves
Proven	695	31.9	714
Probable	2,300	18.8	1,390
Proven + Probable	3,000	21.8	2,100
Mineral Resources	Exclusive of Mineral Reserves
Measured	2,000	3.7	240
Indicated	10,300	5.6	1,840
Measured + Indicated	12,300	5.3	2,080
Inferred	8,450	6.4	1,740

Summarized Mineral Reserves and Mineral Resources (Exclusive of Mineral Reserves) for Robbin’s Hill as at December 31, 2019

	December 31, 2019
Robbin’s Hill(1)	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)
Mineral Reserves
Proven	-	-	-
Probable	1,240	5.5	218
Proven + Probable	1,240	5.5	218
Mineral Resources	Exclusive of Mineral Reserves
Measured	-	-	-
Indicated	3,460	3.5	386
Measured + Indicated	3,460	3.5	386
Inferred	2,670	4.5	383

(1)
The Robbin’s Hill mineral reserve and mineral resource estimates are reported separately from the Fosterville Mine as it is anticipated that Robbin’s Hill will be a new and separate mining operation feeding the Fosterville Mill.

Mineral Resource Notes:

1.	CIM Standards (2014) were followed in the estimation of mineral resource.

2.	Mineral resources are estimated using a long-term gold price of US$1,300/oz (A$1,765/oz).

3.	Mineral resources are reported exclusive of mineral reserves.

4.
Mineral resources were estimated using cut-off grades 0.7 g/t Au for oxide and 1.0 g/t Au for sulfide mineralization to potentially open-pitable depths of approximately 100m, below which a cut-off grade of 3.0 g/t Au was used.

5.	Mineral resource estimates were prepared under the supervision of Troy Fuller, MAIG, who is a qualified person as defined under NI 43-101.

6.	Totals may not add up due to rounding.

Mineral Reserves Notes:

1.	CIM Standards (2014) were followed in the estimation of mineral reserves.

2.	Mineral reserves were estimated using a long-term gold price of US$1,300/oz (A$1,765/oz).

3.
Cut-off grades were calculated for each mining block and included the costs of: mining, milling, general and administration, royalties and capital expenditures and other modifying factors (e.g. dilution, mining extraction, mill recovery).

4.	Dilution estimates vary by mining methods and ranges from 5% to 50%.

5.	Extraction estimates vary by mining methods and range from 50% to 100%.

6.	Mineral reserves estimates were prepared under the supervision of Ion Hann, FAusIMM, who is a qualified person as defined under NI 43-101.

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7.	Mineral reserves are stated at a mill feed reference point.

8.	Totals may not add up due to rounding.

The Company is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing and political or other relevant factors that would materially affect either the mineral resource estimate or the mineral reserve estimate for the Fosterville Mine.
Mining Methods
Since the completion of the Harrier Open Cut Mine in early December 2007, the sole source of ore had been the underground operations until the second quarter of 2011 when ore feed became available from a series of open pit cut backs on the Harrier Pit, John’s Pit and O’Dwyer’s South Pit. Following the completion of O’Dwyer’s South cut in the fourth quarter of 2012, the sole source of ore has been from the underground operations. The current Life of Mine (“LOM”) plan contains ore sourced from underground operations only.
The underground mine commenced declining in March 2006 with production first recorded in September 2006. Development and stoping have been conducted in the Phoenix, Falcon, Ellesmere, Kink, Vulture, Raven, Robin and Harrier ore bodies since that time. As at January 1, 2019 works are planned to continue in the Phoenix (including Swan, Eagle, et al), Central and Harrier ore bodies.
Access to the underground workings is via two portals, located in the Ellesmere and Falcon open pits, and connected declines that run at an average gradient of 1 in 7 down. Nominal decline dimensions are 5.5m wide by 5.8m high with other access development varying in size but can generally be considered at least 5.5m wide by 5.0m high.
The Phoenix to 4240mRL, Harrier below 4500mRL, Central and Robin ore bodies are accessed from a footwall decline position while the Phoenix below 4240mRL and Harrier ore body above 4500mRL are accessed from the hangingwall. All areas are planned to be extracted using open stoping techniques, primarily in a top down sequence, with the application of Cemented Rock Fill or Paste Fill where applicable and practical. Selection of the specific mining method and extraction sequence within the open stoping regime is based upon previous experience at the Fosterville Mine and expectations of ore zone geometry and geotechnical conditions. A standard level interval of 20 vertical metres can be applied across all mining areas however, this can be and is varied as is required to maximize the extraction of the economic material.
Underground mining is conducted using a conventional fleet of trackless diesel equipment including development jumbos, production drills, loaders, trucks and ancillary equipment. Current operations are undertaken predominately as owner miner, with mining activity undertaken on a continuous roster of 12 hour shifts, 7 days per week.
The December 2018 LOM model, which is based solely on the December 2018 mineral reserve estimate has an expected mine life of six years. Production rates within the Phoenix and Harrier orebodies are expected to increase over the coming years as ventilation upgrades take effect and both areas open up through previous development and sequencing. Peak production output within the plan is >600,000 tonnes and mined ounces per annum. The LOM production schedule assumes some rock and cemented rock fill mainly performed within the high grade Phoenix orebody. The commencement of paste fill in early 2020 will become the predominant backfill medium and will be supplemented by rock and Cemented Rock Fill thereafter. The current LOM plan does not include backfill in the Harrier orebody.
Processing and Recovery Operations
The process plant incorporates the following unit operations:

•	Single stage crushing with a primary jaw crusher;

•	Open stockpile with reclaim tunnel;

•	20ft diameter by 20ft length SAG mill;

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•	A gravity circuit to recover coarse gold from the grinding circuit recirculating load;

•	Flotation circuit to produce a gold bearing sulfide mineral concentrate and a barren residue;

•	8ft diameter by 13ft length flotation concentrate regrind mill;

•	A gravity circuit to recover coarse gold from the flotation concentrate with gravity circuit concentrate being direct smelted;

•	A bacterial oxidation circuit consisting of BIOX® reactors to oxidize the flotation concentrate, releasing gold from the sulfide mineral matrix;

•	A three-stage counter current decantation circuit to separate the gold bearing oxidized solid residue from the solubilized acid oxidation products;

•	A liquor neutralization circuit to neutralize acid and precipitate arsenic as stable basic ferric arsenate and sulfate as calcium sulfate (gypsum) using both ground limestone and lime slurries;

•
A limestone grinding facility comprising a single wet ball mill operated in closed circuit with a hydro-cyclone to produce a ground limestone slurry for pH control in the BIOX® tanks and neutralization of sulfuric and arsenic acids produced from oxidation of gold bearing sulfide minerals;

•	CIL circuit, with a pH adjustment tank at the head of the circuit, to leach gold from oxidized material and load the cyanide soluble gold onto activated carbon;

•
Heated leach circuit to combat preg-robbing capabilities of the non-carbonaceous carbon always present in the Fosterville orebody; a specialized in-house technology developed by Fosterville and currently marketed as HiTECC™ by Outotec;

•	Pressure Zadra elution circuit to remove gold from carbon, followed by electro-winning recovery and smelting to doré;

•	A paste plant facility utilizing combined flotation and neutralization tailings to backfill mining stopes; and

•	A mine water treatment plant to treat excess mine water to a water quality acceptable for reuse through the processing plant.
In the opinion of the authors of the Fosterville Technical Report, there are no processing factors or deleterious elements that could have a significant effect on potential economic extraction at the Fosterville Mine.
Infrastructure, Permitting and Compliance Activities
Infrastructure
The process plant is laid out on either side of a central rack in order to facilitate the distribution of reagents, services and inter-area piping. Individual plant areas are separately bunded to isolate and contain spillage. Storm water and abnormal spillage events report to an existing drainage channel, to the west of the plant area, which discharges to an existing containment dam to the north.
Power is supplied to the site via a terminal station that was constructed by Perseverance in 2005. The terminal station is owned by FGM, operated by SP Ausnet and maintained by Powercor. This station is connected to the 220kV transmission line that runs from Bendigo to Shepparton and traverses the southern end of Ming Licence 5404, approximately 2km south of the processing plant. Power consumption in the processing plant is approximately 7,000kW

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at a power factor of 0.98. A 22kV PowerCor supply runs through the northern part of the mining lease which provides 415V power to operate the tailings dam electrical infrastructure for site water management.
The Fosterville Mine is a non-discharge site with provisions to introduce recycled Class B water from the Bendigo water reclamation plant operated by Coliban Water. A recycled water pipeline was commissioned in April 2005 that has the capacity to supply approximately 2,000ML annually. This supply has the ability to supplement some elements of the processing facility The current arrangement for the provision of water to the Fosterville Mine is secured through a ten-year contract with the North Central Catchment Management Authority, Coliban Water until 2026. A further ten-year contract renewal is available upon written request on expiry.
All other site infrastructure is in place and approved under a Risk Based Work Plan in October 2017 under the Mineral Resources (Sustainable Development) Act 1990 (Victoria).
Permitting
The Fosterville Mine currently operates under the Mining Licence 5404. The Licence was renewed in October 2018 and now has an expiry date in August 2035.
A submission for a variation to extend the Mining Licence 5404 boundary was approved in March 2019, extending the licence area to 2847.72Ha. A Mining Lease application MIN006267, which is adjacent to the south-western border of Mining Licence 5404, was submitted for approval in 2016. Kirkland Lake Gold and the Dja Dja Wurrung Clans Corporation are currently in negotiation regarding the Native Title Agreement.
A Work Plan was approved for the project in February 2, 2004. There have been a number of Work Plan Variations that have been prepared for the project which form addendums to the 2004 Work Plan. An amendment to the Mineral Resources (Sustainable Development) Act 1990 (Victoria) in 2015 introduced the requirement for holders of a Mining Licence to lodge a risk based work plan prior to any further work plan variation approvals. FGM lodged a consolidated risk based work plan in April 2017 and is currently working under PLN-00932 approved in March 2019.
A work plan variation was submitted in July 2019 for approval to extend the existing McCormick’s Waste Rock Dump facility, along with an application to clear areas of native vegetation for a number of capital projects (i.e., car park extension, security gatehouse, southern haul road extension and stores expansion). This work plan variation is still pending approval by the regulators.
In addition to the above, the following projects were approved by means of administrative changes to the Fosterville Mine’s approved work plan in 2019:

•	ASTER Plant

•	Elution Circuit Upgrade and Gold Room expansion

•	Harrier 4490 Exploration Drill Drive

There are a number of requirements relating to rehabilitation and closure both in the Mining Licence conditions and the approved Work Plan. All rehabilitation and closure requirements have been incorporated into the site Rehabilitation Management Plan.
Environmental
The Fosterville Mine produces an excess of mine water from the dewatering of underground operations. Regulatory approval has been gained to treat excess mine water using a water treatment plant, which contains a Reverse Osmosis (“RO”) plant and a precipitation and ion exchange plant. RO technology is a common solution for water treatment, readily available and understood. A by-product of the process is the generation of a concentrated saline solution called brine. The brine produced will be stored in a new evaporation pond, which will be able to withstand seasonal rainfalls without discharge. Construction of the mine water treatment plant commenced during 2018 and commissioning occurred throughout Q4 2019. The plant is now operational. Treated mine water is used within the process circuit, reducing the

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amount of recycled water, which is delivered via pipeline from the Epsom Wastewater Treatment Plant. This assists in reducing the volume of water pumped into mine water storage, therefore improving the water management on site.
Fosterville Mine’s operations generate noise from a variety of sources that have the potential to impact off site receptors. Noise-generating activities include, but are not limited to, heavy vehicle movements, ore processing, operation of fixed plant and ancillary infrastructure, surface and underground blasting, and exploration activities. Noise levels at sensitive receptors vary depending on a range of factors, such as the location and elevation of the receptor, any intervening topography or noise attenuation barriers, climatic conditions, the presence of other non-mine extraneous noise sources and the effectiveness of any additional noise attenuation controls installed by FGM.
During 2019, FGM completed works on the northern diversion drain to improve flow and reduce erosion by adding rip rap walls across the channel to slow water flow and an improved weir crest with rip rap, geotextile and a plunge pool. Works were also completed on the southern diversion drain, with rip rap walls added and the channel shaped to improve flow and reduce erosion.
Storm water dams have been maintained with the ability to contain mine affected runoff from a 1:100 year rainfall event with improved pumping capacity, dam size and diversion of upstream catchment. The operational management plan for storm water management of the catchment continues to be implemented.
During 2019, FGM (in collaboration with Coliban Water) continued to monitor and assess a field trial to assess the viability of using biosolids as a medium for improving soil structure and quality as part of the overall site rehabilitation strategy.
Biosolids are a solid by-product from the sewage treatment processes, which have been treated to make them safe for further use. Biosolids fertilizers have previously been incorporated into a number of soil plots and planted with native species. The trial area is located on a historical in-pit tailings storage facility, which was capped with oxide material and biosolids were then applied in 2018.
In accordance with the Environmental Protection Agency approved Environmental Improvement Plan, the Fosterville Mine is assessed on a quarterly basis to monitor groundcover, species diversity and health rating. Soil health is also monitored on an annual basis. Monitoring to-date has found the incorporation of biosolids has improved the soil quality, where the plots were initially classified as class D soils; they have improved to class C soils. Biosolids plots also have increased species diversity, groundcover percentage and revegetation success at varying concentrations. FGM will continue quarterly monitoring throughout 2020 to assess the success of the biosolids trial.
Flotation and neutralization tails have been stored in the following facilities: TSF1, Hunts and Fosterville In-Pit Facilities, O’Dwyer’s South In-Pit Facility and TSF4. During 2019, FGM had been depositing flotation and neutralization tails into TSF1, Hunts In-Pit Facility, O’Dwyer’s South In-Pit Facility and TSF4. The Fosterville In-Pit Facility has been filled and capped. Capping performance is being monitored by the amount of rainfall infiltration through the cap, and is measured by two lysimeters installed within the cover profile.
All CIL tailings have been stored in plastic lined facilities within and adjacent to the old Fosterville Heapleach pads. The Fosterville CIL tailings precinct includes the following facilities: CIL TSF1, CILTSF2 and CILTSF3; CIL Hardstand 1 and 2; CIL Storm Pond 1 and 2; and CIL Storm Dam 1. Construction of CIL Hardstand 3 commenced in 2018, following work plan approval. Operation of this facility commenced in 2019.
Potentially acid forming materials excavated from open pits have been stored in: McCormick’s Waste Dump, Johns Pit (taken from Johns Pit and Harrier Pit) and Flotation and Neutralization Tailings. The Waste Rock Management Plan was updated in 2019, after which FGM commissioned an external review of the waste rock monitoring results and the management plan. The review supported the waste rock geochemical characterisation work completed to-date, which suggests Fosterville Mine’s waste rock was non-acid-forming and contained a significant inherent Acid Neutralizing Capacity that was available to offset any isolated acid formation.
The review confirmed that the existing management controls identified in the management plan were appropriate. Kinetic column leach testing of the main waste rock lithologies continues to further the understanding of long term

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leaching characteristics. Additional ongoing characterization has begun, with weekly waste rock samples being collected from the Ellesmere saddle for testing of chemical composition and acid-forming potential.
Paste Fill is the use of mine tailings or imported aggregate material to backfill excavated zones created by underground mining operations. The backfill material is prepared on the surface in a dedicated paste plant facility. Thickened mine tailings are mixed with a binder, usually cement, and then pumped underground via bores to fill stopes/voids and help support the underground workings. In preliminary feasibility studies (Outotec, 2017) FGM identified paste fill technology as the preferred option to environmentally and efficiently improve underground stope stability and mining practices. The paste plant project was submitted for approval in November 2018 and a conditioned Work Plan approval was received in March 2019. Construction began during Q2 2019 and acknowledgment that the Work Plan Variation conditions were met was received in October 2019. The paste plant began commissioning in October 2019 and first paste was delivered underground at the Fosterville Mine on 24 January 2020.
Social and Community
Community engagement and consultation on all aspects of the operation continues as an integral part of FGM’s business model. There are a range of forums and consultation methods undertaken, including quarterly Environmental Review Committee meetings, an annual open day, newsletters, information updates, letters and an active Facebook page. Project and/or activity-specific public meetings are also held, where future activities and plans are communicated to community. FGM considers the feedback from these sessions during planning and execution of future projects.
Community engagement activities are undertaken in accordance with the site Community Engagement Plan. FGM prepares an annual sustainability report that is made available to all members of the community and is uploaded to the Kirkland Lake Gold website.
Throughout 2019, FGM held four open town hall meetings in the towns of Axedale and Goornong, located north and south of the operation. These meetings provided the community with information on FGM’s operational activities within Mining Licence 5404 and the exploration programs occurring within FGM’s exploration licences. These engagement events were supported by additional landholder meetings and direct communications to address specific enquiries or requests for information.
Mine Closure (Remediation and Reclamation) Requirements and Costs
The Rehabilitation Bond Liability was assessed in June 2019 by the Department of Jobs, Precincts and Regions (DJPR) and is proposed to be increased from $8,274,000 to $9,423,000. Consultation with the community by the regulator was conducted throughout 2019 prior to final formal acceptance of the review. The final acceptance has not been received to date.
All closure requirements are included in the Fosterville Mine Rehabilitation Management Plan.
Capital and Operating Costs
Capital Costs
Sustaining Capital expenditure over the period 2020-2021 is maintained at levels similar to 2019 with the intention to maintain two main declines/production fronts (Lower Phoenix South and Harrier South). This reflects the development required (decline, level accesses, ventilation raises) to access the subsequent year of production, plant and equipment and required resource definition drilling. The quantities of development used to estimate this cost are derived from 3D computer modelling and design. The sustaining capital cost estimate declines in 2022 as mineral reserves are depleted.
Growth Capital expenditure declines from 2019 - 2021 as major projects are completed. Growth Capital for major projects through this period include a Mine Water Treatment Plant, Ventilation Upgrade, Paste Fill Plant, Refinery Upgrade, Transformer Upgrade, Thiocyanate Removal Plant, Surface Chiller Plant and Drill Drive Development.

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The table below is an excerpt from the Fosterville Technical Report and shows the LOM estimated capital expenditures in Australian dollars, as of December 31, 2018. In 2019, capital costs for the Fosterville Mine were A$232.0 million.

LOM CAPITAL COST ESTIMATES FROM THE DECEMBER 2018 LOM PLAN

Capital Costs (AUD 000’s)	Total (A$ 000's)
Sustaining	408,000
Growth	108,000
Total	516,000
Opex
Annual LOM operating costs per tonne for the Fosterville Mine are estimated to range from A$264 per tonne to A$287 per tonne, averaging A$274 per tonnes over the LOM. The table below is an excerpt from the Fosterville Technical Report and shows the LOM estimated operating expenditures in Australian dollars, as of December 31, 2018. In 2019, operating costs (inclusive of royalties) for the Fosterville Mine were A$132.6 million.
LOM OPERATING COST ESTIMATES FROM THE DECEMBER 2018 LOM PLAN

Operating Costs (AUD 000’s)	Total (A$ 000's)
Operating Expenditure	658,000
Mine	361,000
Mill	177,000
Administration	120,000
Royalties	89,100
Total	747,100
Exploration, Development and Production
The Fosterville Mine has a demonstrated solid production history over a 13 year plus period since the beginning of commercial sulfide gold production in April 2005, and it is the view of the authors of the Fosterville Technical Report that the risk of not achieving projected economic outcomes is low given the operational experience gained over this time period.
The authors of the Fosterville Technical Report recommend that further growth exploration activities within the Mining Licence be pursued. Given the strong understanding of geological controls on mineralization, this has high potential to yield additional mineral resources and mineral reserves. Particular areas that are recommended to focus upon are the down-plunge extensions of the Lower Phoenix system, down plunge and down dip extensions of the Harrier system and the Robbin’s Hill system which is positioned approximately 4km to the north-east of current mine workings.
Exploration of the Lower Phoenix system is technically challenging from surface due to target depths and as such, Kirkland Lake Gold has established a dedicated underground drill platform (Harrier Exploration Drill Drive) to undertake this drilling. The Harrier Drill Drive connected with the Lower Phoenix capital infrastructure in 2019 and has provided a platform to explore extensions of the Phoenix and Lower Phoenix mineral resources. Drilling over 2019 demonstrated that the Lower Phoenix mineralized system extends and is continuous for at least 950m down plunge from the bottom of the Swan Zone, which represents an extremely large exploration target for future drilling. Drilling targeting extensions of the Lower Phoenix and Phoenix systems in 2020 is estimated to cost A$3.6M.

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Continued exploration of the Harrier mineralized system should be pursued. The system is open both down dip and down plunge and the anticline offset position presents and attractive resource growth target with analogies to the high grade Lower Phoenix system. Geological models continue to evolve in this area with incoming data and drilling should target favourable structural settings for high grade visible gold mineralization and extensions of sulfide mineralization. Drilling planned in the Harrier system for 2020 is estimated to cost A$4.5M. Development totalling 531m for an estimated cost of A$6.1M have also been planned for 2020 in Harrier to provide exploration drilling platforms.
Subsequent to the effective date of the Fosterville Technical Report, FGM has been granted mining licence extensions to the north and south of Mining Licence 5404. These extensions increase the total area of the mining licence to 28.5km2 and encompass potential resource extensions of the Harrier and Robbin’s Hill Gold systems. Given the potential of near mine exploration targets, it is recommended that growth drill programs are implemented in pursuit of defining potential mineral resources independent from current mining centers. Growth drill programs planned to be undertaken within the mining lease during 2020 include;

•	Cygnet Drilling program, which will explore for gold mineralization located in the footwall of the Swan Fault,

•	Geophysical target program, which will drill test targets generated by interpretation of geophysical datasets, and

•	Robbin’s Hill programs which will continue to build an understanding of the potential beneath the Robbin’s Hill pits.

A total cost of A$17.2M is budgeted in 2020 to execute the above programs.
A maiden mineral reserve has been established at Robbins Hill in 2019 and the Company has commenced development towards this deposit from existing underground infrastructure. The development will serve as an underground exploration drilling platform to not only explore the strike extent of known mineralized structures at Robbin’s Hill but explore other mineralized trends between the Fosterville and Robbin’s Hill lines of mineralization. A total of 1,937m of development has been planned for 2020 at an estimated cost of A$19.2M.
Exploration Licence 3539 (which encloses the current Mining Licence 5404) expired on February 26, 2019. The tenement was unable to be renewed under current state legislation and has been placed in moratorium (currently exempt from licence application). The tenement area holds substantial exploration potential along multiple identified lines of mineralization. Fosterville has proven exploration, mining and processing capabilities and is in a good position to maximize the potential of any mineral resources identified in the exploration licence area. The Victorian Government placed 4 ground release areas (block sizes range from 327 to 512 km2) out to tender in October 2019, one of which covers the area of the previously held EL3539 area. FGM is participating in the tender process with respect to such ground release areas and if successful would have exclusive rights to exploration licence applications. With exemplar status in areas of environment and community engagement, Fosterville is well positioned to retain exploration rights to this prospective ground.
With numerous prospective targets generated from exploration works undertaken to date within the surrounding exploration leases it is recommended to advance the pipeline of regional targets. The regional exploration project termed Large Ore Deposit Exploration (“LODE”) aims to integrate and interpret all available geoscientific data, rapidly cover the current exploration holdings with reconnaissance exploration techniques such as soil sampling, airborne electromagnetic, gravity and seismic surveys and advance development of prospective targets with various drilling techniques. A total of A$11.9M has been estimated to undertake Fosterville LODE work during 2020.
Growth Capital diamond drilling, for a total cost of approximately A$17.3M, is proposed for the systematic expansion of indicated mineral resources. The proposed drilling will target inferred mineral resources, with the objective to increase resource confidence to an indicated mineral resource classification to allow for mineral reserve evaluation. The drilling will not only provide increased confidence in mineral resources which could lead to expansion of mineral reserves, but additional geological and geotechnical information ahead of mining, essential for optimizing the placement of supporting infrastructure and the effective extraction of the resource. A total of 882m of development at an estimated cost of A$9.5M has been planned to support Growth Capital drilling programs in the Lower Phoenix and Harrier areas in 2020.

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The Macassa Mine
The scientific and technical information included in the below summary has been derived, in part, from, and in some instances are extracts from, the amended and restated technical report entitled “Macassa Property, Ontario, Canada Updated NI 43-101 Technical Report” (the “Macassa Technical Report”) dated effective December 31, 2018 and prepared by Mariana Pinheiro Harvey, P. Eng., Robert Glover, P. Geo., William Tai, P. Eng. and Ben Harwood, P. Geo., each of whom is a “qualified person” pursuant to NI 43-101. All defined terms used in the following summary have the meanings ascribed to them in the Macassa Technical Report. The below summary is subject to all the assumptions, qualifications and procedures set out in the Macassa Technical Report. The Macassa Technical Report was prepared in accordance with NI 43-101. For full technical details of the report, reference should be made to the complete text of the Macassa Technical Report, which has been filed with the applicable regulatory authorities and is available under the Company’s SEDAR profile at www.sedar.com. The summary set forth below is qualified in its entirety with reference to the full text of the Macassa Technical Report. The authors of the Macassa Technical Report have reviewed and approved the scientific and technical disclosure contained in this Annual Information Form related to the Macassa Mine, other than the information set forth above under the heading “Summary of Mineral Reserve and Mineral Resource Estimates”. See “Interest of Experts”.
Project Description, Location and Access
The Macassa Mine is located in the Municipality of Kirkland Lake, within Teck Township, District of Timiskaming, Ontario, Canada, approximately 600km north of Toronto. The Macassa Mine is at the west end of the community of Kirkland Lake, which has approximately 8,000 inhabitants. Kirkland Lake has been a mining community since the Tough-Oakes Burnside Mine (later called the Toburn) started in 1914 and, as a result, an experienced mining work force, as well as mining services, equipment and infrastructure are readily available. The Macassa Mine is adjacent to Highway 66 just east of Highway 11. The area is serviced by railway and bus. Although there is a small airport in Kirkland Lake there are no scheduled commercial flights from southern Ontario.
Kirkland Lake Gold holds title to 258 mining claims in Teck and Lebel Townships that cover 3,724 ha. There are 188 patented claims, 11 crown leases and 59 staked claims. All of the claims are located in eastern Teck Township and western Lebel Township. They cover the properties of the Macassa Mine including the Tegren property at the west end of the mine strip. To the east of the Macassa Mine, the properties cover the past producing mines of Kirkland Minerals, Tech-Hughes, Lake Shore and Wright-Hargreaves. Of note, the Lebel claims are not contiguous with the main property.
There are 102 patented claims covering 1,369 ha that include mineral rights and surface rights. There are 61 patented claims covering 923 ha that hold the mineral rights only. These claims are surveyed and do not require assessment work to be done each year. There are 11 crown leases covering 306 ha that hold the mining rights only. These leases are surveyed and do not require assessment work each year. Taxes have to be paid on both the patented claims and the crown leases. In addition, there are 25 patented claims that hold only the surface rights and taxes are paid on them. There are 59 staked claims, which are not surveyed and require minimum assessment work to be completed each year. In the second and all subsequent years, a minimum of $400 of assessment work per 16 ha claim unit per year is to be reported until a lease is applied for. The work does not have to be done on each claim, it can be spread over adjacent claims and excess work in a year can be used for later years. Some claims will require the assessment work between 2018 and 2020. There are enough excess work credits to keep the claims in good standing for approximately another 10 years.
Many of the claims have royalties due to the previous owners. These royalties are usually based on production or the NSR from the sale of the metal production. They apply to one or more claims and vary depending on the agreement reached when purchasing the claims. On October 31, 2013, the Company and Franco-Nevada Corporation (“Franco-Nevada”) completed a royalty transaction. Franco-Nevada paid US$50 million for a 2.5% NSR on the production from all of Kirkland Lake Gold’s properties. This royalty is in addition to any existing royalties. Kirkland Lake Gold bought back 1% of the NSR at the end of 2016 for US$36 million. The obligation to Franco-Nevada currently stands at 1.5% NSR. Kirkland Lake Gold has also entered into a 0.5% NSR royalty agreement with certain First Nation communities that are part of an impact benefit agreement.

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All environmental permits and approvals for the Macassa Mine are in good standing with the appropriate regulatory bodies. Amendments are performed in compliance with appropriate legislation. In the opinion of the authors of the Macassa Technical Report, there are no significant factors or risks that may affect access, title or the right or ability of the Company to perform work on the Macassa property.
History
The Kirkland Lake mining camp has been a prolific gold producer since mining started in 1914. The Macassa Mine and the four former producers that the Company now owns have produced approximately 23 million ounces of gold since 1917. The production from these five mines accounts for about 90% of the total camp production.
The Macassa Mine started in 1933. The first shaft was sunk in the Main Break zone in the late 1920’s to a depth of 152m; however, sufficient gold was not located and operations were halted. In 1931, the Macassa property was entered via underground access at the east end of the property from the adjacent Kirkland Minerals Mine from the 2475 Level. This entry was successful in finding gold and in October 1933 the first mill on the property began processing the ore at a rate of 181 short tons per day (“stpd”). The milling rate was increased to 386 stpd in 1949 and to 476 stpd in 1956. In August 1988, a new mill was built that could process up to 544 stpd of ore and 680 stpd of tailings (reclaimed). By 1996, modifications had increased mill capacity to 816 stpd of ore and 907 stpd of tailings. When mining was suspended in 1999, mill capacity was near 1,361 stpd of ore.
Starting in 1988 and until October 1999, the tailings from the Lake Shore Mine were processed at the Macassa Mine. These tailings were recovered by either dry mining or by dredging.
Operations were suspended in 1999 due to the declining price of gold, with the workings allowed to flood in 2000.
Macassa Mines Ltd. was incorporated in 1926 and evolved through a succession of mergers to become Lac Minerals Ltd. (“Lac Minerals”) in 1982. The merger consolidated the properties of the Little Long Lac group into one entity and the Macassa Mine and the other Kirkland Lake properties were included. Lac Minerals was acquired by Barrick Gold Corporation (“Barrick”) in August 1994 and Barrick offered a number of Lac Minerals’ mineral properties for sale. After a short period of operation by Barrick the property was sold to Kinross Gold Corporation (“Kinross”) in May 1995. Foxpoint Resources (“Foxpoint”) purchased the Kirkland Lake properties from Kinross in December 2001 for C$5 million and the assumption of C$2 million in reclamation bond obligations related to the closure plan for the properties. Foxpoint changed its name to Kirkland Lake Gold Inc. in October 2002. Following the business combination of Old Kirkland Lake Gold with Newmarket Gold Inc. in 2016, the Company changed its name to Kirkland Lake Gold Ltd.
Upon purchasing the assets in 2001, initial exploration efforts concentrated on surface drilling on the former Wright Hargreaves, Lakeshore, Teck Hughes and Kirkland Minerals properties. As the Macassa #3 Shaft was de-watered, underground exploration at Macassa was phased in, beginning in 2002. This culminated in the discovery of the South Mine Complex (“SMC”) in 2005. From that point to 2010, all exploration drilling was underground at the Macassa Mine. In 2010, surface exploration programs were re-implemented in conjunction with underground exploration at Macassa and continued through 2017. Exploration drilling programs in 2018 were focused underground at Macassa while a camp-wide initiative to compile and interpret current and historical data was being carried out to aid in the generation of regional exploration targets. Underground development at Macassa to facilitate exploration includes drifting and drill bay excavations on various levels. The focus in 2018 was from 5300 Level to explore the eastward and westward extent of the SMC.
From 1933 to 2018, Macassa produced approximately 5.2 million ounces of gold from 11.7 million short tons of ore at an average head grade of 0.45 opt.
Geological Setting, Mineralization and Deposit Type
The Kirkland Lake mining camp is located in the west portion of the Archean Abitibi greenstone belt of the Abitibi Sub-province that forms part of the Superior Province in the Precambrian Shield. In the Kirkland Lake area, the Abitibi

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Subprovince is composed of komatiitic, tholeiitic and calc-alkaline volcanic rocks, turbidite-dominated sedimentary lithologies, locally distributed alkaline metavolcanics rocks and associated fluvial sedimentary formations. These successions have been intruded by tonalite, trondhjemite and granodiorite batholiths.
The Macassa deposit is hosted within the Timiskaming Group of rocks, which is approximately 3.2km wide and stretches from Kenogami Lake (Ontario) to the Quebec border. In the Kirkland Lake area, host rocks are predominantly conglomerates and sandstones, trachytic lava flows and pyroclastic tuffs trending N65°E and dipping steeply to the south in the Kirkland Lake area. Immediately east of Kirkland Lake, the formations are warped to an east-southeast direction, then return to an east-northeast direction at Larder Lake, and continue this way to the Quebec border.
Gold mineralization occurs preferentially in the syenites. The Kirkland Lake-Larder Lake Break, and its associated splay faults and fracture system, form a complex, major structural feature that can be traced from Matachewan (west of Kirkland Lake) to Louvicourt (Quebec). It passes through, or near, current and historical mining areas, such as: Larder Lake, Rouyn-Noranda, Cadillac, Malartic, Val d’Or and Louvicourt.
The Macassa Mine is hosted within a fault system located north of the main Kirkland Lake-Larder Lake Break, as individual fracture filled quartz veins from several centimetres to a few metres in thickness. Historical workings at Macassa indicate that gold was often associated with 1% to 3% pyrite and, sometimes, molybdenite or tellurides. Silver is found amalgamated with the gold and in tellurides. Pyrite and silicification does not always guarantee the presence of gold, but higher grade ore is almost always accompanied by increased percentages of pyrite and silica.
The Kirkland Lake Gold deposit occurs in, and peripheral to a composite, multi-phase syenite stock that intrudes east-northeast trending clastic sedimentary rocks and alkaline tuff of the Timiskaming assemblage. Gold mineralization is associated with the Kirkland Lake Fault System, a probable early synmetamorphic, northeast-trending, and steeply southeast dipping reverse fault network that includes the ‘04, Main, North, and South breaks, and which is localized along the northeast-trending syenite complex hosting the deposit. Gold mineralization in the SMC area occurs in a complex interconnected network of narrow, east to northeast trending, moderate southeast to south dipping mineralized shear zones and auriferous alteration.
Exploration
Kirkland Lake Gold has carried out extensive surface and underground exploration programs throughout their holdings in the Kirkland Lake Area.
The current exploration programs are focused on extending known zones of mineralization and testing for new discoveries in order to increase the level of mineral resources and mineral reserves in support of future organic growth. Widely spaced surface drilling in 2017 east of the Macassa property was carried out to test the extension of the SMC. The surface program produced a number of intercepts, for which follow up drilling was completed from underground in 2018. The drill holes in the underground program generally have shorter hole lengths as compared to surface, allowing higher precision required for mineral resource definition.
The exploration program was successful finding the “D” Zone and the south zones that are now referred to as the SMC. These zones are now part of the mineral resource and mineral reserve estimates. The Company has also explored for near surface mineralized zones associated with the Amalgamated Break Trend. A lower grade resource has been identified within 300m below surface, for which near surface mining opportunities are currently being explored. Kirkland Lake Gold is committed to continual exploration on its land holdings. Recent successful drilling results are encouraging for further expansion of the mineral resources and mineral reserves by continuing exploration.
Macassa’s exploration program is directed at expanding the potential of the SMC zones along strike (to the eastern and western boundary of the property) and dip, and continue to explore the Amalgamated Break Trend. Underground exploration plans for 2020 entail the utilization of ten to twelve diamond drills for both exploration and definition drilling. Two drills are planned for surface exploration.
Drilling

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Kirkland Lake Gold contracts out all diamond drilling on surface and underground. The diamond drilling provides whole core recovery generally in NQ diameter for surface drilling and AQ or BQ diameter for underground drilling programs. AQ diameter core is utilized in definition drilling only. The core is boxed by the contractor and carried to the shaft by the drill contractor or Macassa personnel. The drill core is transported by personnel to the Macassa core shack for logging and sampling.
In 2018, a total of eight diamond drills were used on the Macassa property. Three drills were used for underground exploration, the remainder for underground definition. Underground drilling plans for 2019 entailed the utilization of seven to eight diamond drills for both exploration and definition drilling. The 2019 underground exploration budget included 90,000m of diamond drilling utilizing three drills. The programs are primarily designed to test the east and west extension of the SMC as well as the SMC at depth with additional targets on the ‘04/Main and Amalgamated Breaks. Surface exploration plans in 2019 included 4,000m of diamond drilling utilizing one drill to test regional target areas.
All underground drillhole collars and lines are digitally surveyed before and after to accurately locate the holes. Surveys are completed down the holes near the collar and at 30m increments to track any changes. There are minimal variations to the movement of the drillhole trace, but factors such as rock quality and fabric may affect the direction.
Underground drillholes are planned with an expected target depth in mind. After the target is reached, the drillhole planner also adds an extra buffer zone to increase the confidence in intercepting the zone. When the end of the hole depth is reached, the drilling contractor ends the hole and moves on to the next usually without confirmation from the Geology department. On surface, drillholes are confirmed by the geologist before stopping to commence a new hole.
Sample, Analysis and Data Verification
Sampling Methods
Diamond drill core samples, chip samples and muck samples are all used at Macassa for grade control. Only the core samples and the chip samples are used for resource determination. Diamond drilling is used to explore the extensions of the zones, to find new zones from underground and to provide sample data between the mine levels for resource determinations The recovered drill core is logged and sampled by a geologist employed by the Company in Macassa’s facility at the mine site. The core is oriented and marked for sampling by the geologist. Individual samples are between 0.3m to 1.0m in length. For all exploration core, the intervals selected for sampling are tagged and cut in half using a diamond saw, by a designated core splitter employed by the Company. One half of the split core is retained in the core box and stored in a designated area on site for further consideration. The other half is placed in properly marked sample bags with the identifying tag for shipment to an outside assaying facility. For all definition core, the intervals selected for sampling are whole bagged and sent to either the Macassa laboratory or an outside assaying facility. The collars of all diamond drill holes are surveyed and the holes are downhole surveyed using by north-seeking gyros.
The chip samples are obtained underground by a geologist or by a trained sampler. Each new exposure of the zones on the walls or face is sampled in all of the workings. Sample intervals are marked across the face and walls in channels recording the length, rock type and features of the sample. The sample intervals are set so that the individual veins and the waste sections within the veins are sampled separately. The wall rocks at the sides of the veins are sampled separately from the veins. The sample length for chips samples range between 0.3m and 1.0m in length. The samples are tagged and placed in appropriately marked bags and transported to the Macassa laboratory. The samples are marked and located using the survey markers for control. After the ore is blasted, the mining crew and occasionally the mine geologists will obtain muck samples. It is practice at Macassa Mine to take one random grab sample from the muck for every 10 short tons of muck (ore or potential ore). Muck and chip sampling of both development and stope ore is carried out for mining control and reconciliation purposes.
All chip and muck samples are tagged and placed in appropriately marked sample bags and then transported to the Macassa laboratory. At the lab, they are reduced in size by riffling before being treated by the standard assay procedures.
Macassa Assay Method

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The Macassa Mine has an assay laboratory associated with the milling complex. This laboratory assays all of the mill samples, bullion and mine samples (which include chips, mucks and definition drill core). Due to a large amount of samples produced, a small portion of definition drill core was sent to Polymet Labs in Cobalt, Ontario. The exploration samples from the drilling programs are sent to the Swastika Laboratory in Swastika, Ontario for analysis.
At the Macassa laboratory, the prepping procedure for samples is as follows:

•	Sample is crushed to 70-75% passing 10 mesh;

•	Riffle split to a 200-250g sample;

•	Pulverized with 85% passing 200 mesh screens.

•	The pulverizer and crusher are cleaned by compressed air after each sample.

•	Waste core is run through the crusher after every high grade sample.

•	Silica sand is pulverized after every high grade sample
The Macassa laboratory follows industry standard protocols for sample preparation and assaying. Normal fire assay procedures are employed, using 1 assay ton for core or ½ assay ton for the other mine samples.
Polymet Labs is accredited to the ISO 9001:2015 by the Standards Council of Canada. Their prepping procedure for samples is as follows:

•	Sample is crushed with >80% passing 10 mesh (1680 μm).

•	Riffle split to a 200g sample.

•	Pulverized with >90% passing 150 mesh (105 μm) screens.

•	The pulverizer and crusher are cleaned by compressed air after each sample.

•	Waste core is run through the crusher after every high grade sample.

•	Silica sand is pulverized after every high grade sample.

•	All Au assays are analyzed by lead fusion fire assay with gravimetric finish performed on 29.16g sample.
Swastika Laboratories is accredited to ISO/IEC 17025:2005 by Canadian Association for Laboratory Accreditation Inc. Their prepping procedure for samples is as follows:

•	Drying of samples is done at 80°C in a forced air circulation system.

•	Sample is dry crushed with >80% passing 10 mesh (1700 μm) using low chrome steel jaw plates.

•	Riffle split to a 300g sample.

•	Pulverized with >90% passing 150 mesh (107 μm) screens using low chrome steel bowl sets.

•	The pulverizer and crusher are cleaned by compressed air after each sample.

•	Waste core is run through the crusher after every high grade sample.

•	Silica sand is pulverized after every high grade sample.

•
Au is analyzed by lead fusion fire assay followed by Microwave Plasma-Atomic Emission Spectrometer (“MP-AES”) finish on 29.17g sample. Au assays > 8.57 g/t are also analyzed by lead fusion fire assay with gravimetric finish performed on 29.17g sample.

In the opinion of the authors of the Macassa Technical Report, the procedures, policies and protocols for the sampling, sample preparation, analytical/assaying techniques and security systems are proper and adequate at the Macassa Mine.
Assay results are reported to the database analyst who verifies the data ensuring all quality control protocols are in compliance with expectations before entering the data into the database.

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Quality Assurance and Quality Control
Kirkland Lake Gold engages in industry standard practices to re-test mineralized pulps at a second commercial lab for a check on the quality of the primary assay results. Approximately 5% of the mineralized exploration samples that go directly to a commercial lab are sent to another commercial lab for verification.
Samples were selected from the 2018 drilling campaign by considering pulps that grade above 6.86 g/t. Check assays were chosen from all laboratories used during the 2018 drill program and were sent to either Swastika Laboratories or Polymet Labs. Ideally, values returned by the umpire laboratory would be equivalent to the primary laboratory. The check assay duplicates show adequate accuracy for the three major labs used in 2018. Swastika had 83% of the pairs reporting within 25% of each other, Macassa had 78% of the pairs reporting within 25% of each other and Polymet had the best accuracy with 97% of the pairs reporting within 25% of each other.
Certified Reference Materials are inserted into the sample stream to measure the trueness or accuracy of the analytical method used by the laboratory. Swastika Laboratories performed well throughout the year with 100% of the measured values falling within the accepted three standard deviations of the expected value. There is a very slight tendency to underestimate, but not enough to raise concern. The control charts produced for Swastika are overall consistent and show no reason for concern. The data obtained from Macassa’s laboratory display values broadly, but evenly dispersed, with adequate accuracies of 90% of their measured values falling within three standard deviations of their true value. The Polymet laboratory showed a tendency to slightly overestimate reference materials over the analysis period, but not enough to raise concern. Polymet showed adequate accuracies of 96% of their measured values falling within three standard deviations of their true value
Blank material is used to monitor contamination caused when sample preparation equipment is not cleaned properly after a mineralized sample. Macassa blanks consists of drill core of matching size composed of unmineralized basic syenite from previously drilled holes in the area. One blank material is inserted after a sample with the potential for moderate to high grade gold. Blank materials inserted into the sample stream did not suggest any contamination during sample preparation or analyses.
Data Verification
Drillhole data is verified by professional geologists and consists of a wide variety of checks based upon the survey and pick-up of drillhole collars, downhole surveys using north seeking gyro tools during the drilling of the holes. The drillhole trace is continually monitored by the geologists to ensure that the hole remains on track to intercept the target.
Drillhole data is checked by the database analyst and the senior resource geologist prior to generating the mineral resource estimate. Errors or suspect date are checked and corrected, or else excluded from the mineral resource estimate. A list of excluded holes is kept on file and includes reasons for exclusion and whether specific mineralized zones or the entire hole should be excluded.
In the opinion of the authors of the Macassa Technical Report, the procedures, policies and protocols for data verification are proper and appropriate at the Macassa Mine. The sampling, handling and assaying methods used at Macassa are consistent with good exploration and operational practices.
Mineral Processing and Metallurgical Testing
It should be noted that the apparent increased telluride content that was observed in the SMC zones indicated that modifications to the processing may be required to keep the high gold recovery that has traditionally been experienced at Macassa; to that effect, cyanidation is taking place at the grinding stage. Assumptions used for mill recovery are based on a grade-recovery curve that has been developed over the years; this grade-recovery curve is updated yearly.
In the opinion of the authors of the Macassa Technical Report, there are no processing factors or deleterious elements that could have a significant effect on potential economic extraction.

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Mineral Resource and Mineral Reserve Estimate
The updated mineral reserves and mineral resources (exclusive of mineral reserves) estimates for the Macassa Mine and Macassa Near Surface, as of December 31, 2019, are presented below.
Macassa Mineral Reserves and Mineral Resources (Exclusive of Reserves), Effective As At December 31, 2019

	December 31, 2019
Macassa	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)
Mineral Reserves
Proven	383	20.3	250
Probable	2,930	22.4	2,110
Proven + Probable	3,320	22.1	2,360
Mineral Resources	Exclusive of Mineral Reserves
Measured	311	16.0	160
Indicated	1,305	13.3	558
Measured + Indicated	1,616	13.8	717
Inferred	1,039	16.7	557
Macassa Near Surface Mineral Reserves and Mineral Resources (Exclusive Of Reserves), Effective As At December 31, 2019

	December 31, 2019
Macassa Near Surface	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)
Mineral Reserves
Proven	-	-	-
Probable	273	10.7	93
Proven + Probable	273	10.7	93
Mineral Resources	Exclusive of Mineral Reserves
Measured	-	-	-
Indicated	47	7.8	12
Measured + Indicated	47	7.8	12
Inferred	146	11.5	54
Mineral Resource Notes:

1.	CIM Standards (2014) were followed in the estimation of mineral resources.

2.	Mineral resources are reported exclusive of mineral reserves. Mineral resources were calculated according to Kirkland Lake Gold’s mineral resource estimation guidelines.

3.	Mineral resource estimates were prepared under the supervision of Eric Kallio, P. Geo. Senior Vice President, Exploration of the Company, who is a qualified person as defined under NI 43-101.

4.	Mineral resources are estimated using a long-term gold price of US $1,300/oz (C$1,700/oz).

5.	Mineral resources were estimated using a range of 3.4g/t to 8.6 g/t cut-off grades for the Macassa Mine.

6.	Totals may not add up due to rounding.

Mineral Reserves Notes:

1.	CIM Standards (2014) were followed in the estimation of mineral reserves.

2.	Mineral reserves were estimated using a long-term gold price of US$1,300/oz (C$1,700/oz).

3.
Cut-off grades were calculated for each stope and included the costs of: mining, milling, general and administration, royalties and capital expenditures and other modifying factors (e.g. dilution, mining extraction, mill recovery).

4.	Dilution estimates vary by mining methods and ranges from 5% to 50%.

5.	Extraction estimates vary by mining methods and range from 50% to 100%.

6.	Mineral reserves estimates were prepared under the supervision of N.Vaz, P. Eng, Vice President, Technical Services of the Company, who is a qualified person as defined under NI 43-101.

7.	Mineral reserves are stated at a mill feed reference point.

8.	Totals may not add up due to rounding.

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The Company is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing and political or other relevant factors that would materially affect either the mineral resource estimate or the mineral reserve estimate for the Macassa Mine.
The mineral reserve estimate is based on the Macassa Mine’s measured and indicated mineral resources. For these, mining plans were developed, in which specific mining methods were applied and required development was planned.
To develop the mineral reserves, the economic feasibility of each stope was determined, inclusive of all mining, milling, general administration, royalties and sustaining capital expenditures. Appropriate modifying factors were applied, such as dilution and recovery (mining extraction), based on the mining method. The economic viability of the measured and indicated resources converted into mineral reserves was determined by Macassa Mine’s engineering department. Areas of uncertainty that may impact the mineral reserve estimate includes the price of gold and exchange rate assumptions used, geological complexity and unforeseen geomechanical constraints.
Mining Operations
There are currently three active mining areas in Macassa Mine: Main Break (MB), Lower North (LN) and New South (NS). The areas LN and NS are both part of the SMC. Access to the mining areas is through the #3 Shaft and connecting lateral development within the MB and SMC zones. The main mining methods at Macassa Mine include Underhand Cut and Fill, Longhole stoping and Mechanized Overhand Cut and Fill. The selection of mining method depends on several factors including ore geometry, grade and the need for locations to deposit waste fill. There are also several geomechanical considerations, such as structure and stresses, which impact the mining method selection.
Paste fill is the main material used to backfill stopes, although unconsolidated rockfill is also used where possible. Material hoisted to surface via #3 Shaft, which has an average capacity of 2,200 tpd.
Once the ore is hoisted to surface, it is then trucked to the crushing facilities. After crushing and grinding (95% passing, 45 microns), the ore is processed by conventional cyanide leaching with a carbon-in-pulp recovery system, as described below under “Processing and Recovery Operations”.
Macassa Mine has been on the forefront in the use of Battery Electric Vehicles (“BEVs”) and was the first mine in Ontario to implement BEVs as the standard for the LHD and truck fleet. Kirkland Lake Gold has partnerships with battery equipment manufacturers to develop and design BEVs, as opposed to retrofitting diesel powered equipment. Macassa Mine will continue to replace its fleet of underground diesel equipment with BEVs as required.
Processing and Recovery Operations
Currently, ore is delivered to the plant using dump trucks. The ore is crushed down to 11mm at a maximum throughput rate of 80 tph and then ground to 40-45 microns; cyanide is added at the grinding stage. It is then delivered to two pre-oxidation tanks before being pumped to the thickener. The overflow reports to the carbon columns (where over 75% of the gold is recovered) and the underflow to the leach circuit. Leaching takes place in seven tanks with a retention time of 100 hours. The carbon-in-pulp circuit consists of six tanks. Following electrowinning, the concentrate is melted in an induction furnace to produce doré grading 85% to 88% gold and 8% to 10% silver. The capacity of the plant is 2,000 tpd.
In the opinion of the authors of the Macassa Technical Report, there are no processing factors or deleterious elements that could have a significant effect on potential economic extraction at the Macassa Mine.
Infrastructure, Permitting and Compliance Activities
It is the opinion of the authors of the Macassa Technical Report that the surface rights, the availability and sources of power, water, mining personnel, potential tailings storage areas, potential waste disposal areas and processing plant site are sufficient to continue the operations of the Macassa Mine.

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Project Infrastructure
Macassa has two shafts from surface that provide access to the mine, #2 and #3 Shafts. A third shaft, #1 Shaft, has been decommissioned, but is still used to exhaust air from the mine. A fourth shaft (Elliott Shaft) has been sealed, as per the filed closure plan. The office and dry complex, surface maintenance facilities and warehousing are located by #3 Shaft. The mill, refinery and assay lab are located in close proximity to #1 Shaft.
Power to the site is supplied by HydroOne via the K4 115kV and G3K 44 kV transmission lines. The power is stepped down on site to 5kV for distribution via three 10 MVA transformers (one located at the mill complex and two located at the #3 Shaft mine complex). Power is distributed underground via three 500 MCM 5kV feeder cables going down #3 Shaft, one 4/0 15kV feeder cable going down #3 Shaft and one 500 MCM 5kV feeder cable going down #2 Shaft. In the event of power loss, a 2 MVA diesel powered generator onsite provides power to operate the #3 Shaft service hoist and power to the surface compressors to provide limited compressed air underground.
Process water for mining activity comes primarily from the abandoned eastern workings of the historic mines, controlled via a bulkhead located on 4250 Level. Water for the underground operational needs is supplied by a series of water boxes which control the water pressure and distribute the water underground from pump stations at 4250 Level #3 Shaft and 3000 Level #3 Shaft.
Dewatering the mine is accomplished by a series of pumping lift stations located at: 1275, 3000, and 4250 Levels. The water reports to the 4250 pumping station from the bulkhead at the east of 4250 Level and the #3 Shaft bottom pump which is pumped up the shaft from a lift station at 5725 Level.
The underground operation is fed by two surface compressed air plants. The main plant located at 3 shaft is capable of delivering 16,000 cfm to the underground workings via a 10 inch airline in the shaft. The auxiliary plant located at #2 shaft is capable of delivering 3,500 cfm to the underground workings via a 6 inch airline in the shaft. The compressed air plant capacity is sufficient to meet operational demands, however on occasion, during peak flows in lower regions of the SMC zone ramps, the pressure drop resulting from friction losses in the distribution network can result in operational challenges. To address this issue work is ongoing to increase the distribution capacity (via a secondary path) to ensure stable pressure independent of flow rates during peak demand periods.
Future Infrastructure
In 2018, the Company announced plans for the development of a new shaft, #4 Shaft, at the Macassa complex. The project is planned to be completed in two phases, with the Phase 1 project cost estimated as US$240 million and the Phase 2 cost estimated as US$80 million. Phase 1 involves sinking to the 5700 Level, with development of a loading pocket at 5450 Level. The new shaft is expected to be operational by the end of the second quarter of 2022. Phase 2 is planned to start after the completion of Phase 1, and will include the sinking of an additional 1,300ft and installation of a loading pocket on 6900 Level. Phase 2 completion is estimated at the end of 2023. The new shaft is an essential component in achieving Macassa Mine’s LOM plan. The new shaft allows mine operations to be streamlined and upgraded, including better personnel and material/supply movement and an increase in ventilation airflows. #4 Shaft will be circular, concrete lined and 21.5ft in diameter. The shaft will have a main service cage, an auxiliary cage and two skips.
The construction of a new tailings facility was completed in 2019. The design of the North Tailings Storage Facility (“NTSF”) incorporates the construction of one large and several smaller dams; the project schedule was laid out in two phases. Phase 1 was completed in 2018, in which two dams were constructed to an elevation of 328m. Phase 2 was finalized in 2019, and entails bringing both the 2018 dams and four others to an elevation of 332m.
The development of twin ventilation raises are planned to surface and will connect from 5450 Level in the SMC. They are planned to be 3.7m in diameter and will be driven by raise bores. These raises are currently planned to be used to exhaust air from Macassa, in order to accommodate higher airflow through the mine, necessary for increased production. The raises will be driven in two stages, using 3400 Level as an intermediate level. The piloting of these raises is

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scheduled to commence April 2020, and their completion is scheduled in conjunction with the implementation of #4 Shaft in 2022.
Existing plans after the commissioning of #4 Shaft include a material expansion of current production. The #4 Shaft Project will be funded internally, and the investment was chosen based on both objective financial analysis parameters as well as the subjectively derived operational needs focused on risk reduction. The primary reasoning for the #4 Shaft Project is as follows:

•	The new shaft is expected to support a higher level of production and lower unit costs.

•	The NPV of the project is expected to increase due to both the lower LOM operating costs as well as higher revenues gained earlier on in the project life.

•
The new shaft will de-risk the operation, which currently relies on #3 Shaft for the hoisting of material to surface. #3 Shaft was developed in an unfavourable orientation in regards to principle stresses and has previously been exposed to damaging seismicity primarily due to the stope mining sequence nearby. Though the risk is being effectively managed through sound ground control practices, the addition of a new shaft in a favourable location and orientation will eliminate the risk of lost production and mine access from the possibility of #3 Shaft being damaged from seismic activity.

•
Current ventilation inflow underground is constrained by the area of the existing #3 Shaft. The commissioning of the new shaft will allow for substantially higher inflow of air underground, improving the ventilation and general working conditions in the mine.

•	The new shaft will support more effective exploration towards the east of the South Mine Complex.
Waste and Tailings Disposal, Site Monitoring and Water Management
The Macassa NTSF has replaced the Macassa TSF, which had been in operation for approximately the past 70 years. The existing TSF was shut down in October 2019. We are in the early stages of taking this facility to closure.
Currently, the slurry material that leaves the mill is deposited into the Macassa NTSF, which is approximately 54 hectares and consists of one Basin. As part of the water management strategy at the Macassa Mine, the solids settle in a thickened tails thickener and high density tails are deposited in the NTSF. The thickener overflow (supernatant) is pumped back to the Existing Conditioning Pond, where it is held. Conditioning Pond effluent has two main destinations: it is either reclaimed and pumped to the Mill and used for processing, or it is treated through an effluent treatment plant where it is discharged into a series of four settling ponds and ultimately is released through the Final Discharge location into the receiving water body, Amikougami Creek.
There are various monitoring and inspection programs that occur both on and off-site to support and improve the tailings and water management strategies. Compliance monitoring includes surface and ground water characterization monitoring, air quality monitoring (metals and fugitive dust), storm water drainage monitoring, freeboard inspections, as well as visual inspections of the TSF and NTSF done by multiple departments. A third party Dam Safety Inspection (“DSI”) is completed annually at all KLG TSF’s, as well as at the Kirkland Minerals TSF, which is an inactive facility which the Company is responsible for maintaining. Dam Safety Reviews (“DSR”) are completed on all KLG tailings facilities every 5 years.
Upon closure, the Macassa TSF will be in its final closure configuration as per the filed Closure Plan Amendment (as defined below). The facility will be in active closure, therefore inspections and monitoring will still be ongoing. Water quality monitoring and treatment is expected to occur for the first two to three years post-closure while steady state conditions are being reached.
Permitting
The significant permit applications and amendments have been submitted to support the NTSF project. For the new shaft project, the main focus for permitting has been to acquire any required permits for construction only. The focus

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will shift to the longer-lead operational permits in 2019 to support full-scale operations. A closure plan amendment was submitted in 2018 to support both the NTSF as well as the shaft project, and to include smaller material changes at the operations level (the “Closure Plan Amendment”).
Outside of the Closure Plan Amendment, the Macassa Mine has all of its required permits and applications for operations.
Social and Community Impact
With the mining complex located on the edge of the Town of Kirkland Lake, it is a part of the community landscape, and operational and environmental considerations are of vital importance. The Company is committed to supporting the community, not just through its operational standards and performance, but also socially and culturally. Kirkland Lake Gold is an active member of the community and contributor to community events, and maintains an open dialogue with community leadership. Kirkland Lake Gold does not anticipate opposition from the local communities to continued operation of the Macassa Mine.
The Company has an agreement with First Nations who have treaty and aboriginal rights which they assert within the operations area of the Macassa Mine. The agreement provides a framework for strengthened collaboration in the development and operations of the mine and outlines tangible benefits for the First Nations, including direct financial support, skills training and employment, opportunities for business development and contracting, and a framework for issues resolution, regulatory permitting and the Company’s future financial contributions. In addition, Kirkland Lake Gold engages with Aboriginal communities in connection with permitting applications and ongoing projects. The Company also maintains an open and transparent relationship with the local community and members of the public.
Capital and Operating Costs
Capital Costs
Capital cost estimates are based on historical costs at the Macassa Mine and costs included in the 2019 budget or budgetary quotations from suppliers in the industry.
Over the LOM, annual capital expenditures for the Macassa Mine are estimated to average C$68M per year, excluding #4 Shaft costs. The sustaining capital portion averages $54M per year, while the growth capital averages C$14M per year, excluding #4 Shaft costs.
The table below is an excerpt from the Macassa Technical Report and shows the LOM estimated capital expenditures, in Canadian dollars, as of December 31, 2018. In 2019, capital costs at Macassa were C$258 million.
LOM CAPITAL COST ESTIMATES FROM THE DECEMBER 2018 LOM PLAN

Capital Costs	Total (C$ 000's)
Sustaining	379,000
Growth	97,000
Growth - #4	341,000
Total	817,000
LOM sustaining capital costs total C$379M and include costs for development, infrastructure, pastefill, construction, equipment purchases/rebuilds and allocation of indirect costs required to support ongoing mining. Sustaining capital costs include C$168M for development and C$18M for twin ventilation raises to surface.
LOM growth capital costs total C$438M and include C$14M for a thickened tails facility, C$18M for a new crushing facility, C$21M for a new pastefill plant, C$27M for the expansion and reinforcement of the tailings dams and additional lifts, and C$341M #4 Shaft costs between the years 2019 to 2023 for Phases 1 and 2.

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Exploration spending was estimated using the 2019 budget numbers. A total of C$154M has been allocated for growth exploration costs over the LOM.
Operating Costs
The operating costs were developed based on the yearly budget and previous historical operating costs at Macassa Mine. For the LOM period from 2019 to 2021, before the commissioning of #4 Shaft, costs remain relatively constant. Once commissioned, #4 Shaft will contribute to lowering the unit costs, while production is anticipated to double over the same period.
Annual LOM operating costs for the Macassa Mine are estimated to average C$388/t before the completion of #4 Shaft, and is estimated to range between C$242/t to C$312/t after #4 Shaft is commissioned. The Mine unit costs before #4 Shaft commissioning average C$302/t, and range between C$183/t to C$207/t after commissioning, with the Mill unit costs ranging from C$35/t to C$52/t over the LOM.
Mine operating expenditures include direct and indirect operating costs related to Macassa Mine. Allocated mining costs include mining, engineering, and geology. General and administrative costs include surface/plant, administration, environmental, and shared services. Mine operating costs also include the allocation of closure costs over the LOM.
The table below is an excerpt from the Macassa Technical Report and shows the LOM estimated operating expenditures in Canadian dollars, as of December 31, 2018. In 2019, operating costs at Macassa were C$131 million.
LOM OPERATING COST ESTIMATES FROM THE DECEMBER 2018 LOM PLAN

Operating Costs (Millions)	Total (C$ 000's)
Operating Expenditure	1,489,000
Mine	1,163,000
Mill	196,000
Site Administration	130,000
Royalties	187,000
Total	1,676,000
Economic Analysis
Macassa Mine is currently in production, but existing plans include a material expansion of current production after the commissioning of #4 Shaft in 2022. Existing plans after the commissioning of #4 Shaft include a material expansion of current production. The #4 Shaft Project will be funded internally, and the investment was chosen based on both objective financial analysis parameters as well as the subjectively derived operational needs focused on risk reduction.
The economic analysis was completed as follows:

•
Using the mineral reserves as stated in the 2018 mineral reserve estimate (effective as of December 31, 2018) as well as re-evaluated measured and indicated resources that were determined to be economic with the estimates for improved unit costs post #4 Shaft completion. The converted mineral resources were also included.

•	Using operating costs based on the Macassa Mine budget, which is based on actual costs as tracked throughout the working year, and historical costs.

•	Using capital costs based on the Macassa Mine budget, which were based on historical costs and budgetary quotations from suppliers in the industry.
Each production area was evaluated to confirm that the gross revenue generated will support the operating and direct capital costs required. Annual cashflow projections were estimated over the LOM based on the estimated capital and operating expenditures and gold sales revenue.

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The economic assumptions used for the 2019 year are as per the 2019 budget, as follows:

•	Price of gold of US$1,218.75 .

•	Currency exchange rate of US$1.00=C$1.33.

•	Production tonnes based on the 2019 budget, with an average #3 Shaft hoisting capacity 2,000 tonnes per day.
The economic assumptions for the remaining years of the LOM are as follows:

•	Price of gold of US$1,230.

•	Currency exchange rate of US$1.00=C$1.33.

•	Average #3 Shaft hoisting capacity 2,000 tonnes per day and average #4 Shaft hoisting capacity of 4,000 tonnes per day.

•	No escalation of consumable unit costs was considered.
The mineral resource conversion factors used were 75% for measured and indicated mineral resources, and 50% for inferred mineral resources. These converted mineral resource estimates are used in the physicals from years 2025 to 2027 in the LOM inclusive of mineral resource conversion. The Company’s profitability and long-term viability depend, in large part, upon the market price of gold. Market price fluctuations of gold could adversely affect the profitability of the Company’s operations and lead to impairments and write downs of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including: global and regional supply and demand for industrial products containing metals generally; and global or regional political or economic conditions
The LOM after-tax cash flows total C$1.6B (undiscounted) with a corresponding after-tax net present value (“NPV”) of C$1.2B at a 5% discount rate. The following highlights the LOM undiscounted after-tax cashflow. The Cash Costs per ounce sold (ounces mined are assumed to be the ounces sold) range from C$345/oz to C$700/oz (US$260/oz to US$525/oz) over the LOM, averaging C$525/oz (US$390). Over the 9-year LOM, the AISC ranges from C$500/oz to C$900/oz (US$375/oz to US$675/oz), averaging C$715/oz (US$540/oz).
A sensitivity analysis was performed on the financial model presented. The after-tax NPV was determined at discount rates of 0%, 5% and 10% against variations of +/-20% applied to the price of gold, grade, operating expenses and capital expenses. Results indicate that of the four variables assessed, the price of gold and grade have the greatest impact, with the operating costs and the capital costs having less fluctuation as the variation to the base is increased/decreased. All scenarios presented had a positive NPV despite variations, indicating a robust plan with a high after-tax profit margin.
The payback period was calculated including #4 Shaft capital expenses for both project phases. All calculations were evaluated on an after-tax basis, and the payback was calculated undiscounted. Payback calculations were completed from 2018 onwards. The analysis indicates that full project payback is expected mid 2025.
Exploration, Development and Production
The authors of the Macassa Technical Report identified the following opportunities at the Macassa Mine:

•
SMC mineralization remains open to the east, west and at depth. Diamond drilling continues to return high grade mineralization. In order to support the drilling requirements, the exploration drifts and associated drill bays must remain high priority development headings at the mine.

•
Exploration development towards 3000 Level, east of #2 Shaft, that is designed to explore the ‘04 Break and Main Break could create the opportunity to reintroduce some of the historical mineral resources back into the global resource estimate

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•
The Amalgamated Break will be a high priority drill target in 2020 to expand the new resource that was delineated during the 2019 drill program. In order to support the drilling requirements, the exploration drifts and associated drill bays must remain high priority development headings at the mine.

•
The shallow Amalgamated Break resource has opportunity for expansion to the east and west as well as up and down dip and development of the near surface ramp will provide underground platforms to drill areas that are not accessible from surface due to infrastructure.

•
Exploration development from the 5150 Level west of the Amikougami cross fault will generate drill platforms for future testing of the '04 Break, Amalgamated Break and potential west extension of the SMC in this largely unexplored area.

•
#4 Shaft is scheduled to be completed in the second quarter of 2022 (Phase 1) with a designed production (hoisting) rate of 4,400 short tons per day. Re-evaluating the mineral resource cut-off grade economics using lower operating costs after the commissioning of the new shaft will likely be favourable to increasing mineral resources.

•	Improvements to the material handling process are likely to result in favourable impact on the mine operating costs.

•	Upgrade of the ventilation system through either increased airflow or temperature reduction will have a favourable impact on the work environment temperature.

•
Ongoing paste filling operations involve the delivery of paste using boreholes from surface to underground, into which cement trucks dump the paste in batches. Current plans are in progress to replace this process with continuous pouring directly from the pastefill plant, eliminating the need for cement trucks and speeding up cycle times underground.

•	Extension of the life of tailings facilities will be possible through the commission of the thickened tails plant.

•
In 2018, Macassa started to implement tele-remote mucking in selected areas, leading to a decrease in cycle times and added process efficiencies. Along with continuing to expand the teleremote implementation, Macassa Mine is also exploring further improvement opportunities by combining equipment automation (trucks) with tele-remote. When successfully implemented this process will enable material handling and movement in between shifts.

In addition, the authors of the Macassa Technical Report have made the following recommendations:

•
Continue exploration drilling will to test for the easterly and westerly strike extension of the South Mine Complex and Amalgamated Break mineralization employing underground diamond drills on the 5300 Level and the 5600 and 5700 Level ramps.

•	Continue to test near surface targets associated with the '04 Break and Amalgamated Break.

•
Hiring of a post doctoral embedded researcher to complete a comprehensive study on the structural and geochemical controls on the ore at Macassa to aid in future exploration targeting and optimizing target selection.

•	Optimization of the resource process at Macassa with a large focus on simplifying the resource modelling process.

•	Assess mineral potential to the east and along the Main Break below the 5800 Level and to the east into Kirkland Minerals and Tech Hughes properties.

•	Continue to work with historical data to assess potential of longer-term exploration targets.

•	Complete technical studies to increase the airflow and reduce the work environment temperature and humidity.

•	Technical work should be undertaken to assess infrastructure requirements for the continuous mining of the Macassa deposit.

•	Related to the point above, interrogation of the newly created lithological model and the mine drillhole database as an exploration tool to assess future targeting opportunities.

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•	Look at a refinery expansion and addition of certain components in the process plant to accommodate the planned increase in throughput.

•	There is an opportunity to improve the turnaround times for the assaying of underground samples through the establishment of a centralized assay lab.
DIVIDENDS
There are no restrictions on the ability of the Company to declare and pay dividends on the Common Shares. During the year ended December 31, 2017, Kirkland Lake Gold paid a total of $3,280,777 in dividends to its shareholders. During the year ended December 31, 2018, Kirkland Lake Gold paid a total of $16,329,968 in dividends to its shareholders. During the year ended December 31, 2019, Kirkland Lake Gold paid a total of $29,469,062 in dividends to its shareholders. Subsequent to the year ended December 31, 2019, Kirkland Lake Gold paid a total of $12,577,469 in dividends on January 13, 2020 to shareholders of record as of December 31, 2019 and announced an increase of its quarterly dividend to $0.125 per share. The declaration and payment of future dividends will be at the discretion of the Board and will be made based on the Company’s financial position and other factors relevant at the time.
Each of these dividends was designated to be an eligible dividend for the purposes of the Income Tax Act (Canada).
DESCRIPTION OF CAPITAL STRUCTURE
Authorized Capital
The Company is authorized to issue an unlimited number of Common Shares of which there were 277,198,258 Common Shares issued and outstanding as of March 27, 2020. The Company is also authorized to issue an unlimited number of preferred shares (“Preferred Shares”) of which there were none outstanding as of March 27, 2020.
Common Shares
Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings, except meetings at which only holders of another class or series of shares are entitled to vote separately as such class or series. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any cumulative voting, pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.
Preferred Shares
The Company may issue Preferred Shares at any time or from time to time in one or more series. Before any shares of a series are issued, the Board shall fix the number of shares that will form such series and shall, subject to the limitations set out in the Company’s articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Preferred Shares of such series. The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the Common Shares and over any other shares ranking junior to the Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs. Except as required by law or unless provision is made in the Company’s articles, the holders of the Preferred Shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Company. The rights, privileges, restrictions and conditions attached to the Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Preferred Shares.

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Constraints
There are no constraints imposed on the ownership of the Company’s securities to ensure that it meets a required level of Canadian ownership.
Ratings
During the financial year ended December 31, 2019, none of the Company’s securities have received a rating from a rating organization.
MARKET FOR SECURITIES
Trading Price and Volume
The Common Shares are listed and posted for trading on the TSX and NYSE under the symbol “KL” and on the ASX under the symbol “KLA”. The following tables set forth information relating to the monthly trading of the Common Shares on the TSX, NYSE and ASX, respectively, for the financial year ended December 31, 2019.
TSX

Month	High (C$)	Low (C$)	Volume
January 2019	42.27	32.81	15,341,719
February 2019	48.30	40.84	17,380,900
March 2019	48.48	40.58	20,367,671
April 2019	44.51	38.80	16,680,428
May 2019	47.43	41.25	37,139,896
June 2019	57.99	46.84	27,798,322
July 2019	61.77	52.56	18,087,447
August 2019	67.87	53.60	18,369,291
September 2019	67.57	56.16	30,537,476
October 2019	64.19	56.53	18,400,761
November 2019	66.21	50.21	29,224,406
December 2019	58.15	53.01	22,329,704

NYSE

Month	High (USD$)	Low (USD$)	Volume
January 2019	32.17	24.69	21,339,738
February 2019	36.74	31.20	26,314,615
March 2019	36.6151	30.375	32,000,459
April 2019	33.37	29.15	24,949,690
May 2019	35.20	30.57	34,955,486
June 2019	44.04	34.7036	37,266,714
July 2019	47.21	40.05	30,677,721
August 2019	51.03	40.50	35,550,771
September 2019	51.08	42.29	33,685,886
October 2019	48.1732	43.15	23,665,610
November 2019	49.78	37.75	39,497,113
December 2019	44.81	39.94	29,163,240

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ASX

Month	High (A$)	Low (A$)	Volume
January 2019	44.99	35.00	30,749
February 2019	52.49	43.99	553,242
March 2019	52.00	41.00	89,594
April 2019	48.50	41.07	105,098
May 2019	51.25	44.80	234,530
June 2019	66.00	49.49	46,693
July 2019	68.00	59.25	100,522
August 2019	75.21	61.32	160,842
September 2019	81.00	62.70	83,968
October 2019	71.10	63.00	131,544
November 2019	71.94	56.87	393,024
December 2019	64.00	59.00	39,764
PRIOR SALES
The following table sets forth information in respect of issuances of securities that are convertible or exchangeable into Common Shares during the financial year ended December 31, 2019.

Date Of Issuance	Price Per Share or Exercise Price Per Option	Number and Type of Securities	Reason for Issuance
January 1, 2019	N/A	119,384 RSUs(1)	Award grant
January 1, 2019	N/A	107,381 PSUs(2)	Award grant
January 1, 2019	N/A	19,973 DSUs(3)	Award grant
January 2, 2019	N/A	239,264 Common Shares(4)	Vesting of Kirkland RSUs and Kirkland PSUs
January 4, 2019	N/A	18,630 Common Shares(5)	Vesting of Kirkland RSUs and Kirkland PSUs
January 8, 2019	$5.61	88,336 Common Shares	Exercise of Kirkland Options
January 18, 2019	$6.82	10,000 Common Shares	Exercise of Kirkland Options
January 18, 2019	$2.98	9,000 Common Shares	Exercise of Kirkland Options
February 4, 2019	$6.82	999 Common Shares	Exercise of Kirkland Options
February 7, 2019	$5.72	11,778 Common Shares	Exercise of Kirkland Options
February 28, 2019	$4.18	2,835 Common Shares	Exercise of Kirkland Options
February 28, 2019	$3.42	435 Common Shares	Exercise of Kirkland Options
March 12, 2019	$4.18	45,421 Common Shares	Exercise of Kirkland Options
March 13, 2019	$6.82	2,499 Common Shares	Exercise of Kirkland Options
March 29, 2019	$3.42	1,113 Common Shares	Exercise of Kirkland Options
April 1, 2019	N/A	1351 RSUs(1)	Award grant
April 1, 2019	N/A	1351 PSUs(2)	Award grant
April 1, 2019	N/A	966 DSUs(3)	Award grant
April 17, 2019	$6.82	998 Common Shares	Exercise of Kirkland Options
April 22, 2019	N/A	2,677 RSUs(1)	Award grant

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April 22, 2019	N/A	2,677 PSUs(2)	Award grant
April 24, 2019	$6.82	999 Common Shares	Exercise of Kirkland Options
May 13, 2019	$4.18	6,341 Common Shares	Exercise of Kirkland Options
May 16, 2019	$5.84	150,002 Common Shares	Exercise of Kirkland Options
May 29, 2019	$6.82	499 Common Shares	Exercise of Kirkland Options
June 5, 2019	$4.95	120,400 Common Shares	Exercise of Kirkland Options
June 5, 2019	$6.82	249 Common Shares	Exercise of Kirkland Options
June 7, 2019	$4.95	9,602 Common Shares	Exercise of Kirkland Options
June 18, 2019	$3.42	4,341 Common Shares	Exercise of Kirkland Options
June 18, 2019	$6.82	749 Common Shares	Exercise of Kirkland Options
June 18, 2019	$4.95	40,000 Common Shares	Exercise of Kirkland Options
June 20, 2019	$6.82	499 Common Shares	Exercise of Kirkland Options
July 1, 2019	N/A	278 DSUs(3)	Award grant
July 9, 2019	$6.82	999 Common Shares	Exercise of Kirkland Options
September 16, 2019	$6.82	999 Common Shares	Exercise of Kirkland Options
October 1, 2019	N/A	349 RSUs(1)	Award grant
October 1, 2019	N/A	349 PSUs(2)	Award grant
October 1, 2019	N/A	250 DSUs(3)	Award grant
October 17, 2019	$4.95	100,000 Common Shares	Exercise of Kirkland Options
October 21, 2019	N/A	408 DSUs(3)	Award grant
October 22, 2019	$4.95	50,002 Common Shares	Exercise of Kirkland Options
November 15, 2019	$5.39	9,060 Common Shares	Exercise of Kirkland Options
November 15, 2019	$6.82	499 Common Shares	Exercise of Kirkland Options
November 20, 2019	$4.18	2,113 Common Shares	Exercise of Kirkland Options
Notes:

(1)
Awards granted will vest and be payable based on the five-day volume weighted average price of the Common Shares on the TSX prior to December 31, 2021 and may be satisfied through the issuance of cash, Common Shares or any combination thereof in accordance with the terms of the Company’s long-term incentive plan.

(2)
Performance is measured based on the Company’s total shareholder return compared to the S&P/TSX Global Gold Index with a payout factor ranging between Nil to 2.00 based on the Company’s percentile ranking for the performance period.

(3)
Deferred share units are granted to non-executive directors on the date of separation from the Board based on the five-day volume weighted average share price of the Common Shares on the TSX prior to the date of separation and may be paid in cash, Common Shares or any combination thereof.

(4)
239,264 Kirkland Shares were issued on January 2, 2019, following the vesting of 83,088 Kirkland restricted share units (“RSUs”) and 156,176 Kirkland performance share units (“PSUs”) on December 31, 2018.

ESCROWED SECURITIES & SECURITIES SUBJECT TO
CONTRACTUAL RESTRICTIONS ON TRANSFER
To the Company’s knowledge, as at December 31, 2019, no securities of the Company were held in escrow or are subject to contractual restrictions on transfer.
DIRECTORS AND OFFICERS
The following table sets forth the name, province or state and country of residence, the position held with the Company and period during which each director and the executive officer of the Company has served as a director and/or executive officer, the principal occupation, and the number and percentage of Common Shares beneficially owned by each director

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and executive officer of the Company as of the date hereof. The statement as to the Common Shares beneficially owned, controlled or directed, directly or indirectly, by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at the date hereof. All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed. On February 24, 2020, the Company announced the appointments of Ms. Hibbard and Mr. Grosskopf to the Board effective immediately, with such appointments to be ratified by the shareholders at the Company’s upcoming annual general meeting of shareholders which is expected to be held on May 5, 2020.

Name and Residence	Position with the Company and Period Served as a Director	Principal Occupation	Number and Percentage of Common Shares Beneficially Owned(1)
Directors
Jeffrey Parr(2)(4)(6) Ontario, Canada	Non-Executive Chairman and Director since November 30, 2016
Retired Mining Executive, Chartered Professional Accountant, Chartered Accountant. Previously, Chief Financial Officer of Centerra from 2008 to 2016; Vice President, Finance of Centerra from 2006 to 2008; director of Old Kirkland Lake Gold from 2014 to 2016.
19,790 (0.007%)
Anthony Makuch(5)(6) Ontario, Canada	President, Chief Executive Officer and Director since November 30, 2016
President and Chief Executive Officer and director of the Company since November 30, 2016. Previously, President, Chief Executive Officer and director of Old Kirkland Lake Gold from July 2016 to November 30, 2016; President, Chief Executive Officer and director of Lake Shore Gold Corp. from 2008 to 2016.
64,843 (0.023%)
Jonathan Gill(4)(5)(6) Ontario, Canada	Director since November 30, 2016	Retired Mining Executive and Professional Engineer. Previously, director of Lake Shore Gold from 2008 to 2016.	Nil (0.0%)
Arnold Klassen,(2)(3)(4) British Columbia, Canada	Director since November 30, 2016
Chartered Professional Accountant, Chartered Accountant and Certified Public Accountant. Currently, President of AKMJK Consulting Ltd. and Chief Financial Officer of LaSalle Exploration Corp. Previously, director of Lake Shore Gold from 2008 to 2016; director of Claude Resources Inc. from April 2015 to May 2016; and director of Northern Superior Resources from August 2008 to November 2016.

16,000 (0.006%)
Barry Olson(2)(5)(6) Arizona, United States	Director since November 30, 2016	Retired Mining Executive. Previously, Senior Vice President of Project Development at Gold Corp Inc. from October 2008 to October 2013; director of Old Kirkland Lake Gold from 2014 to 2016.	5,650 (0.002%)

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Name and Residence	Position with the Company and Period Served as a Director	Principal Occupation	Number and Percentage of Common Shares Beneficially Owned(1)
Elizabeth Lewis-Gray(5)(6) Victoria, Australia	Director since September 26, 2019
Co-founder, Chair and Managing Director of Gekko Systems. Founder and now Patron of CEEC (Coalition for Eco-Efficient Comminution) and founding Chair of the Australian Federal Government’s Mining Equipment, Technology and Services (METS) Growth Centre.
Nil (0.0%)
Ingrid Hibbard Ontario, Canada	Director since February 24, 2020
President, Chief Executive Office and director of Pelangio Exploration Inc. Previously. President of Pelangio-Larder Mines Limited; director of Detour Gold until 2018; director of Lake Shore Gold Inc. from 2016 to 2018.
22,175 (0.008%)
Peter Grosskopf Ontario, Canada	Director since February 24, 2020	Chief Executive Officer and Director at Sprott Inc. Previously, President of Cormark Securities Inc.; co-founder of Newcrest Capital Inc.	Nil (0.0%)
Executive Officers
David Soares Ontario, Canada	Chief Financial Officer
Chief Financial Officer of the Company since November 20, 2018. Previously, Chief Financial Officer of Baffinland Iron Mines Corporation from November 2017 to November 2018; Chief Financial Officer of the Pueblo Viejo Mine held by Barrick from 2015 to 2017.
Nil (0.0%)
Alasdair Federico Ontario, Canada	Executive Vice President, Corporate Affairs and CSR
Executive Vice President, Corporate Affairs and CSR of the Company since November 30, 2016. Previously, Executive Vice President, Corporate Affairs of Old Kirkland Lake Gold from September to November 30, 2016; Vice President, Legal Affairs of Lake Shore Gold Corp. from 2008 to 2016.
Nil (0.0%)
Eric Kallio Ontario, Canada	Senior Vice President, Exploration
Senior Vice President, Exploration of the Company. Previously, Vice President Exploration (Timmins) for Tahoe Resources from April 2016 to 2018; Vice President, Exploration for Lake Shore Gold Corp from 2008 to April 2016.

Nil (0.0%)
Duncan King Ontario, Canada	Vice President, Mining, Kirkland Lake
Vice President, Mining, Kirkland Lake. Previously the General Manager, Canadian Operations from 2017 to November 2018. Previously, Manager of the Bell Creek Mine for Lake Shore Gold Corp. from 2014 to 2016; General Superintendent of the Lakeshore Gold Corp. Timmins West Mine from 2008 to 2014.
Nil (0.0%)

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Name and Residence	Position with the Company and Period Served as a Director	Principal Occupation	Number and Percentage of Common Shares Beneficially Owned(1)
John Landmark Queensland, Australia	Vice President, Human Resources
Currently Vice President, Human Resources of the Company. Formerly Vice President, Exploration, Australian Operations of the Company since December 2016. Previously, Vice President, Exploration of Newmarket Gold during 2016; Regional Head of Exploration for Anglo American plc from 2011 to 2016.
Nil (0.0%)
Mark Utting Ontario, Canada	Vice President, Investor Relations
Vice President, Investor Relations of the Company since June 19, 2017. Previously, Vice President, Investor Relations for Tahoe Resources Inc. from April 2016 to June 2017; Vice President, Investor Relations at Lake Shore Gold from March 2008 to April 2016.
Nil (0.0%)
Jennifer Wagner Ontario, Canada	Vice President, Legal and Corporate Secretary
Vice President, Legal and Corporate Secretary of the Company since November 30, 2016. Previously, Corporate Legal Counsel and Corporate Secretary of Old Kirkland Lake Gold from July 2015 to November 30, 2016; in house counsel and corporate secretary to various TSX and TSXV listed mining companies from 2008 to 2015.
Nil (0.0%)
Raymond Yip Ontario, Canada	Vice President, Business Intelligence
Vice President, Business Intelligence of the Company since November 30, 2016. Previously, Vice President, Business Intelligence of Old Kirkland Lake Gold from September 2016 to November 30, 2016; Director, Information Systems for Lake Shore Gold from 2011 to 2016; IT consultant to various mining companies including QuadraFNX, DMC Mining and Torex Gold.
Nil (0.0%)
Darin Smith Ontario, Canada	Vice President, Corporate Development
Vice President, Corporate Development of the Company since May 2018 and former Director, Corporate Development of the Company from May 2017. Previously, involved in a Business Development role at Antofagasta Minerals from 2012 to 2017; Vice President in the Global Metals and Mining Group of BMO Capital Markets from 2008 to 2011.
500 (0.00%)
Brian Hagan Ontario, Canada	Vice President, Health, Safety and Environment
Vice President, Health, Safety and Environment of the Company since June 2017. Previously, Vice President, Health Safety and Environment of Lake Shore Gold Corp. from 2008 to 2011; Mine Manager of the McCreedy West Mine for FNX Mining Company from 2006 to 2008.
3,450 (0.001%)
Notes:

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(1)	Based on 277,198,258 Common Shares outstanding as at March 27, 2020.

(2)	Member of the Audit Committee.

(3)	Member of the Corporate Governance and Nominating Committee.

(4)	Member of the Compensation Committee.

(5)	Member of the Health, Safety and Environment Committee.

(6)	Member of the Technical Committee.

As at the date hereof, the current directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control over, a total of 132,408 Common Shares, representing approximately 0.048% of the issued and outstanding Common Shares as at March 27, 2020.
The principal occupations, businesses or employments of each of the Company’s directors and the senior executive officers within the past five years are disclosed in the brief biographies set out below.
Jeffrey Parr – Chairman and Director. Mr. Parr is a Chartered Professional Accountant (CPA, CA 1984) and holds a Masters of Business Administration from McMaster University and a Bachelor of Arts in Economics from the University of Western Ontario. Mr. Parr has over 30 years of executive management experience in the mining and service provider industries. He joined Centerra Gold in 2006 and was appointed Chief Financial Officer in 2008 where he served until his retirement in 2016. From 1997 to 2006 he worked for Acres International as Chief Financial Officer and from 1988 to 1997, held progressively senior financial positions at WMC International (a subsidiary of Western Mining Corporation responsible for operations and exploration in the Americas), ultimately serving as the Company’s Executive Vice President. He is also a member of the Board and Chair of the Audit Committee of Discovery Metals Corp. Mr. Parr is a member of the Canadian Institute of Chartered Professional Accountants and has obtained the ICD.D designation from the Institute of Corporate Directors.

Anthony Makuch – President, Chief Executive Officer and Director. Mr. Makuch is a Professional Engineer (Ontario) with over 25 years of management, operations and technical experience in the mining industry, having managed numerous projects in Canada and the United States from advanced exploration through production. He has been a frequent recipient of mine safety performance awards. Mr. Makuch holds a Bachelor of Science Degree (Honours Applied Earth Sciences) from the University of Waterloo, both a Master of Science Degree in Engineering and a Master of Business Administration from Queen’s University and has obtained the Institute of Corporate Directors ICD.D designation from the University of Toronto Rotman School of Business. Mr. Makuch was formerly the President and Chief Executive Officer of Old Kirkland Lake Gold from July to November 2016 and was previously the President and Chief Executive Officer of Lake Shore Gold Corp. (“Lake Shore Gold”) from 2008 to 2016.
Jonathan Gill – Director. Mr. Gill is a Professional Engineer with more than 45 years of mining experience, much of it working in senior mine management roles for Inco Limited in its Ontario and Manitoba divisions and for PT Inco in Indonesia. Since retiring in 2003, Mr. Gill has worked on a number of project assignments for Inco, both in Canada and at the Goro project in New Caledonia; as well as for other companies involving reviews of such projects as FNX Mining Company´s Sudbury operations, the Ambatovy nickel project in Madagascar and the Onca Puma project in Brazil. Mr. Gill was a director of Lake Shore Gold Inc. from 2008 to 2016. Mr. Gill is a member of the Association of Professional Engineers of Ontario and is a former Employer Chair of Ontario´s Mining Legislative Review Committee. Mr. Gill has obtained the Institute of Corporate Directors ICD.D designation.
Arnold Klassen - Director. Mr. Klassen is a Chartered Professional Accountant, Chartered Accountant and Certified Public Accountant and has more than 40 years experience in accounting, audit and tax with over 35 years of experience in the Mining Industry. Mr. Klassen is currently President of AKMJK Consulting Ltd., a private consulting company, and Chief Financial Officer of LaSalle Exploration Corp., a mineral exploration company listed on TSX Venture Exchange. Prior to that Mr. Klassen was the Vice President of Finance for Dynatec Corporation from 1988 to 2007. Dynatec Corporation was a publicly traded TSX listed company from 1997 to 2007. He held a similar position with the Tonto Group of Companies from 1984 to 1998. Mr. Klassen holds a degree in Commerce from the University of British Columbia and spent seven years with KPMG prior to becoming Vice President of Finance with the Tonto Group of Companies. Mr. Klassen has obtained the Institute of Corporate Directors designation.

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Barry Olson – Director. Mr. Olson has a Bachelor of Science degree in Metallurgical Engineering and Masters of Science degree in Mining Engineering from the University of Idaho. He most recently served as Senior Vice President of Project Development at Gold Corp Inc. and served as its Vice President of Project Development from October 2008 to October 2013. He has over 28 years of progressive mining experience in both South America and the United States and has extensive experience in design, construction, and managing mines in Mexico, Canada, US, Argentina, and Chile.
Elizabeth Lewis-Gray - Director. Ms. Lewis-Gray is co-founder, Chair and Managing Director of Gekko Systems, a technology leader in mineral processing with a focus on digital instrumentation, automation, mineral recovery and low-energy solutions. Founder and now Patron of CEEC (Coalition for Eco-Efficient Comminution), Ms. Lewis-Gray was visionary in the formation of this not-for-profit organization, which aims to accelerate knowledge transfer and change in the field of eco-efficient comminution for the mining industry. Ms Lewis-Gray has served as a member of the Australian Gold Council, the Australian Federal Government’s Innovation Australia Board and National Precincts Board and the Victorian Government’s Resources Advisory Council. She was the founding Chair of the Federal Government’s Mining Equipment, Technology and Services (METS) Growth Centre, METS Ignited and currently serves as Deputy Chair. In 2016, Federation University Australia honoured Ms. Lewis-Gray with an Honorary Doctorate in recognition of service and contributions to the mining sector, mineral processing, business leadership, and environmental management. She holds a Degree in Economics, a Master of Business Management and a Diploma in Financial Securities. Ms Lewis-Gray is a Fellow of the Australasian Institute of Mining and Metallurgy (AusIMM), the Australian Academy of Technology, Science and Engineering and the Securities Institute of Australia.
Ingrid Hibbard - Director. Ms. Hibbard has over 30 years of experience spanning all facets of the mineral resources industry from early-stage exploration to mine development and production. Ms. Hibbard is currently the President, Chief Executive Office and director of Pelangio Exploration Inc., a Canadian exploration company with properties in Canada and Ghana. Ms. Hibbard played a founding role in advancing the Detour Lake mine property. She was President of Pelangio-Larder Mines, Limited, which in 1998, acquired the Detour Lake mine property from Placer Dome (CLA) Ltd. under a joint venture with Franco-Nevada Mining Company Limited. Pelangio subsequently sold the Detour Lake assets to Detour Gold Corporation in 2007. Ms. Hibbard remained a director of Detour Gold until 2018. Ms. Hibbard also served on the board of Lake Shore Gold Inc. from 2016 to 2018. Ms. Hibbard holds a BA and a LL.B. from the University of Western Ontario and is called to the Bar in both Ontario and Manitoba. Prior to her stewardship of public companies, Ms. Hibbard began her career in mining by practicing corporate and securities law with clients ranging from multi-national mining operators to mineral resource explorers and individual prospectors.
Peter Grosskopf - Director. Peter Grosskopf has more than 30 years of experience in the financial services industry. At Sprott Inc., he is responsible for strategy and managing the firm’s private resource investment businesses. His career includes a long tenure in investment banking, where he managed many strategic and underwriting transactions for companies in a variety of sectors. Prior to joining Sprott, Mr. Grosskopf was President of Cormark Securities Inc. He has a track record of building and growing successful businesses including Newcrest Capital Inc. (as one of its co-founders) which was acquired by the TD Bank Financial Group in 2000. Mr. Grosskopf is a CFA® charterholder and earned an Honours Degree in Business Administration and a Masters of Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

David Soares – Chief Financial Officer. Mr. Soares has over 15 years of finance and management experience reflecting progressively senior leadership roles with multinational mining companies, including Xstrata, Glencore and Barrick. Prior to joining Kirkland Lake Gold, Mr. Soares served as Chief Financial Officer of Baffinland Iron Mines Corporation, a joint venture between Arcelor Mittal and Nunavut Iron Ore. He has international governance experience having served as a director of national level organizations representing industry and the private sector. Mr. Soares holds a Chartered Professional Accountant designation (CPA, CA) from the Chartered Professional Accountants of Ontario, a Master of Business Administration from the Ivey Business School, and a Bachelor of Commerce from the University of Toronto.
Alasdair Federico – Executive Vice President, Corporate Affairs and CSR. Mr. Federico is an experienced lawyer and business executive with over a decade of experience in matters of corporate strategy and governance, including managing negotiations and relationships with investors, business partners, and other stakeholders. Prior to joining the Company, Mr. Federico was Vice-President, General Counsel and Corporate Secretary at Lake Shore Gold from 2008

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until its acquisition by Tahoe Resources on April 1, 2016. Prior to joining Lake Shore Gold, Mr. Federico worked for a prominent Canadian law firm in Toronto. Mr. Federico holds a holds a Bachelor of Commerce from the Rotman School of Management at the University of Toronto and a Bachelor of Law from the University of Western Ontario.
Eric Kallio – Senior Vice President, Exploration. Mr. Kallio is a geologist registered with the Association of Professional Geoscientists of Ontario (“APGO”). He has over 30 years of experience working on exploration and underground and open-pit mine planning, scoping and feasibility studies in Canada and abroad. Most recently, Mr. Kallio was Vice President, Exploration (Timmins) for Tahoe Resources Inc. since April 2016 and, prior to that, was Vice President, Exploration for Lake Shore Gold Corp. Among other corporate assignments, Mr. Kallio served in a variety of senior exploration and mine geology roles with Placer Dome, Kinross Gold, Patricia Mining Corporation, Centerra and Detour Gold. He has also worked on a consulting basis for a wide range of international mining companies and served as a director on the board of Holmer Gold Mines Limited until December 2004.
Duncan King – Vice President, Mining, Kirkland Lake. Mr. King has been Vice President, Mining, Kirkland Lake since November 2018. Prior to this, he was the General Manager Kirkland Lake Operations from September 2018 to November 2018. Previously, Mr. King acted as the Manager of the Bell Creek underground mine and mill at Lakeshore Gold Corp. from 2014 to 2016. From 2008 to 2014, Mr. King was the General Superintendent of the Timmins West Mine held by Lakeshore Gold Corp. since its inception and was integral in the completion of the 720 metre level shaft with all accompanying infrastructure. Prior to this Mr. King worked for several different companies in varying progressively demanding positions, including at FNX Mining at the McCreedy West and Podolsky mines.
John Landmark – Vice President, Human Resources. Mr. Landmark’s international career spans a diverse range of executive leadership, technical and advisory roles in exploration, mining operations, human resources, and safety risk management. Mr. Landmark was previously the Vice President, Exploration, Australian Operations of the Company since 2017. In January 2019, he was appointed as the Vice President, Human Resources of the Company. Mr. Landmark brings over 30 years of international mineral exploration and mining industry experience. Mr. Landmark joined Newmarket Gold in 2016 and led the company’s exploration activities while being the Group functional head for Geology. Prior to joining Newmarket Gold, he was a Regional Head of Exploration for Anglo American plc, where he managed exploration programs for copper-gold, iron ore and coal in Australia, Indonesia, Papua New Guinea and Mongolia. Prior to this role, he led Anglo American’s exploration activities in Brazil. His exploration and mining geology career started out in South Africa and Namibia, and he then moved on to Australia. Mr. Landmark holds a Master of Science in Exploration and Mining Geology from James Cook University in Australia and a Bachelor of Science (Hons) in Geology from Wits University in South Africa.
Mark Utting – Vice President, Investor Relations. Mark Utting is a Chartered Financial Analyst with over 25 years of experience in investor relations and corporate communications, mainly in the mining and financial services industries. Most recently, Mr. Utting served as the Vice President, Investor Relations for Tahoe Resources Inc. from April 2016 to June 2017. Prior to joining Tahoe, Mr. Utting served as the Vice President, Investor Relations of Lake Shore Gold Corp. from 2008 to 2016 and was previously the Director, Investor Relations of Extendicare REIT; Director, Director of Communications and Investor Relations of Dynatec Corporation and Director, and Director of Investor Relations of Rio Algom Limited.
Jennifer Wagner – Vice President, Legal and Corporate Secretary. Ms. Wagner is a corporate securities lawyer with over 13 years of experience in the mining sector. Ms. Wagner has extensive experience advising companies on a variety of corporate commercial transactions, governance and compliance matters. She started her career at a prominent Canadian law firm in Toronto. Ms. Wagner received a Bachelor of Arts from McGill University and an LL.B. from the University of Windsor. Ms. Wagner was formerly the Corporate Legal Counsel and Corporate Secretary of Old Kirkland Lake Gold from July 2015 to November 2016. Prior to joining Kirkland Lake Gold, Ms. Wagner was legal counsel and corporate secretary for various TSX and TSXV listed mining companies.

Raymond Yip – Vice President, Business Intelligence. Raymond Yip is a computer engineer with over 15 years of experience in the IT industry, with 10 years in the mining sector. Most recently, he served as Director, Information Systems for Lake Shore Gold from 2011 to 2016.  Prior to that, Mr. Yip provided IT consulting services to various mining companies including QuadraFNX, DMC Mining and Torex Gold.  Having held progressively senior positions

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at a major Canadian telecommunications company, Mr. Yip has diverse IT experience across various industries including financial, healthcare and automotive.  Mr. Yip holds a Bachelor of Applied Science degree from Queen’s University.
Darin Smith – Vice President, Corporate Development. Mr. Smith is a mining finance professional with over fifteen years of experience in financial analysis and corporate strategy within the mining sector. Prior to joining Kirkland Lake in May 2017, he served in a business development role at Antofagasta Minerals. Darin began his career as an investment banker at BMO Capital Markets where he spent 10 years in the Global Metals and Mining Group in both their Toronto and London offices. He holds a Bachelor of Applied Science in Mining Engineering and a Master of Management Analytics, both from Queen’s University.
Brian Hagan – Vice President, Health, Safety and Environment. Brian Hagan brings over 35 years of experience implementing health, safety and environmental management systems in the North American mining industry. Mr. Hagan previously served as the Vice President, Health Safety and Environment for Lake Shore Gold Corp. from 2008 to 2011. Prior to this role, Mr. Hagan was the Mine Manager of the McCreedy West Mine for FNX Mining Company. Prior to his role at FNX, Mr. Hagan spent 12 years as the Director of Health and Safety for Dynatec Corporation. Mr. Hagan is a former Chairman of the Ontario Mine Contractors Safety Association and has served on the Ontario Mining Legislative Review Committee.
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions
No director or executive officer of the Company, is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Newmarket Gold) that:

(a)
was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)
is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Newmarket Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

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(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Conflicts of Interest
To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest between the Company and any directors or officers of the Company, except that certain of the directors and officers serve as directors and officers of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies. See “Risk Factors” above.
The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in a conflict is required to disclose his interest and abstain from voting on such matter in accordance with the OBCA.
AUDIT COMMITTEE
In accordance with applicable Canadian securities legislation and, in particular, National Instrument 52-110 – Audit Committees (“NI 52-110”), information with respect to the Company’s Audit Committee is contained below. The full text of the Audit Committee Charter, as passed by the Board, is attached hereto as Appendix “A”.
Audit Committee Charter
The Audit Committee has adopted a written charter setting out its purpose, which is to oversee all material aspects of the Company’s financial reporting, control and audit functions. The Audit Committee is responsible for, among other things, (a) monitoring the performance and independence of the Company’s external auditors, (b) reviewing certain public disclosure documents and (c) monitoring the Company’s systems and procedures for financial reporting and internal control.
Composition of the Audit Committee
During the financial year ended December 31, 2019, the Audit Committee was comprised of three directors, all of whom were independent directors. The members of the Audit Committee during the financial year ended December 31, 2019 were: Messrs. Jeffrey Parr (Chair), Arnold Klassen and Raymond Threlkeld. Following the resignation of Mr. Threlkeld effective January 31, 2020, the current members of the Audit Committee are: Messrs. Jeffrey Parr (Chair), Arnold Klassen and Barry Olson, all of whom are independent directors.
In addition to being independent directors as described above, each member of the Company’s Audit Committee is considered “independent” and “financially literate” pursuant to NI 52-110.
Relevant Education and Experience
See “Directors and Officers” above for a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.
Pre-Approval Policies and Procedures
The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company’s external auditors, in accordance with applicable law.
External Auditor Service Fees

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The aggregate fees billed by the Company’s external auditor during the years ended December 31, 2019 and December 31, 2018 are set out in the table below.

Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees
December 31, 2018	C$2,595,000	Nil	C$5,200	Nil
December 31, 2019	C$2,312,000	C$7,100	Nil	Nil
Notes:

(1)
“Audit Fees” refers to the aggregate fees billed by the Company’s external auditor for audit services, including fees incurred in relation to quarterly reviews, procedures in connection with securities filings, and statutory audits.

(2)
“Audit-Related Fees” refers to the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and not reported under Audit Fees. These reported fees related to compliance of a royalty program, including testing thereof.

(3)
“Tax Fees” refers to the aggregate fees billed for the professional services rendered during the year ended December 31, 2019 and 2018, respectively, by the Company’s external auditor for tax compliance.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
To the best of Kirkland Lake Gold’s knowledge, the Company is not and was not, during the financial year ended December 31, 2019, a party to any legal proceedings, nor is any of its property, nor was any of its property during the financial year ended December 31, 2019, the subject of any legal proceedings. As at the date hereof, no such legal proceedings are known to be contemplated.
There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by any securities regulatory authority during the financial year ended December 31, 2019, or any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor making an investment decision, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2018.

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as disclosed herein, none of the directors or executive officers of the Company, nor any person or company that beneficially owns, controls, or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.
TRANSFER AGENTS AND REGISTRARS
The transfer agent and registrar for the Common Shares of the Company is TSX Trust Company, at its principal offices in Toronto, Ontario.
MATERIAL CONTRACTS
Other than contracts entered into in the ordinary course of business, there were no material contracts entered into during the financial year ended December 31, 2019 or prior thereto which remain in effect.
INTERESTS OF EXPERTS
The following are the qualified persons involved in preparing the NI 43-101 technical reports or who certified a statement, report or valuation from which certain scientific and technical information relating to the Company’s material mineral projects contained in this Annual Information Form has been derived, and in some instances extracted from.

•
Mariana Pinheiro Harvey, P. Eng., Robert Glover, P. Geo, William Tai, P. Eng., and Ben Harwood, P. Geo. have acted as qualified persons in connection with the Macassa Technical Report and have reviewed and approved the information related to the Macassa Mine contained in this Annual Information Form, other than the mineral resources and mineral reserve estimates contained under the heading “Material Properties - The Macassa Mine - Mineral Resources and Mineral Reserves”. Each of the aforementioned persons is an employee of the Company.

•
Troy Fuller, MAIG and Ion Hann, FAusIMM have acted as qualified persons in connection with the Fosterville Technical Report and have reviewed and approved the information related to the Fosterville Mine contained in this Annual Information Form, other than, with regards to Mr. Hann, with respect to the mineral resources estimates contained under the heading “Material Properties - The Fosterville Mine - Mineral Resources and Mineral Reserves” and with regards to Mr. Fuller, with respect to the mineral reserves estimates contained under the heading “Material Properties - The Fosterville Mine - Mineral Resources and Mineral Reserves”. Each of the aforementioned persons is an employee of the Company.

•
Natasha Vaz, P.Eng., acted as qualified person responsible for the mineral reserve estimates for the Macassa Mine and has reviewed and approved the information related to the mineral reserve estimates for the Macassa Mine contained under the heading “Material Properties - The Macassa Mine - Mineral Resources and Mineral Reserves”. Ms. Vaz is an employee of the Company.

•
Eric Kallio, P. Geo., acted as qualified person responsible for the mineral resource estimates for the Macassa Mine and has reviewed and approved the information related to the mineral resource estimates for the Macassa Mine contained under the heading “Material Properties - The Macassa Mine - Mineral Resources and Mineral Reserves”. Mr. Kallio is an employee of the Company.

The aforementioned firms or persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they rendered services, prepared the reports or the mineral reserve estimates or the mineral resource estimates referred to, as applicable, or following the rendering of services or preparation of such reports or data, as applicable, and either did not receive any or received less than a one percent direct or indirect interest

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in any securities of the Company or of any associate or affiliate of the Company in connection with the rendering of such services or preparation of such reports or data.

KPMG LLP, Chartered Professional Accountants, is the auditor of Kirkland Lake Gold and has reported that they are independent of Kirkland Lake Gold within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.
ADDITIONAL INFORMATION
Additional information relating to the Company may be found under the Company’s SEDAR profile at www.sedar.com, on the SEC website at www.sec.gov or on the Company’s website at www.klgold.com.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular dated April 5, 2019, filed in connection with the annual and special meeting of shareholders held on May 7, 2019. Such information for the financial year ended December 31, 2019 will be updated and contained in the Company’s management information circular required to be prepared and filed in connection with its annual meeting of shareholders, which is expected to be held on May 5, 2020.
Additional financial information is provided in the Company’s annual financial statements and MD&A for the financial year ended December 31, 2019, each of which is available under the Company’s SEDAR profile at www.sedar.com.

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SCHEDULE A – AUDIT COMMITTEE CHARTER
AUDIT COMMITTEE CHARTER

The Audit Committee (“Committee”) is appointed by the Board of Directors (the “Board”) of Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the integrity of the financial statements of the Company, compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management has established and the overall responsibility for the Company’s external and internal audit processes including the external Auditor’s qualifications, independence and performance. This Charter is intended to comply with the requirements set out in the NYSE Listed Company Manual (the “Manual”) and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (“Rule 10A-3”).
Constitution & Authority
The Committee shall consist of not less three directors appointed by the Board. Each member of the Committee must be “independent” and “financially literate” as required by National Instrument 52-110 – Audit Committees, applicable securities legislation and related requirements including Section 303A.02 of the Manual and Rule 10A-3, and at least one director must satisfy the definition of “financial expert” as set out in Item 407 of Regulation S-K. The authority, structure, operations, purpose, responsibilities and specific duties of the Committee are described below.
The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board and such Committee members shall serve until the following organizational meeting of the Board or until their successors are duly elected and qualified. The Board may remove a member of the Committee at any time in its sole discretion by resolution of the Board. The Chairperson of the Committee shall be designed by the Board from among the Committee members.
The Committee shall have access to such officers and employees of the Company, its external auditor (the “Auditor”), internal auditor (“Internal Auditor”) and legal counsel, and to such information respecting the Company, and may engage separate independent counsel and advisers at the expense of the Company, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.
The Committee has the authority to communicate directly with and to meet with the Auditor and the Internal Auditor, without management involvement. The Auditor shall report directly to the Committee. The Committee shall be responsible to resolve disagreements, if any, between management and the Auditor regarding financial reporting.
The Committee will be provided by the Company with appropriate funding, as determined by the Committee, for payment of: (i) compensation to any Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (ii) compensation to any advisers employed by the Committee; and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
Mandate
The Company’s management is responsible for preparing the Company’s financial statements and other financial information and for presenting the information contained in the financial statements fairly and in accordance with International Financial Reporting Standards (“IFRS”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.
The Auditor’s responsibility is to audit the Company’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with IFRS.

The Internal Auditor’s responsibility is to evaluate the design and test the operating effectiveness of internal controls over financial reporting to support the requirements set out in National Instrument 52-109 and under applicable rules of the United States Securities and Exchange Commission.
The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable.
The role of the Committee is principally one of oversight. Accordingly, the Committee shall:
1.Be responsible for the appointment, retention, level of compensation and oversight of the work of the Company’s Auditor;
2.approve, in advance, all non-audit services provided to the Company by the Auditor and the related compensation;
3.evaluate the work of the Auditor and confirm its independence;
4.provide independent and objective monitoring of the Company’s internal control systems and financial reporting processes;
5.provide a means of communication between the Board, management and the Auditor on matters relating to financial reporting;
6.provide the necessary oversight over:

a)	the integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices, including the preparation of financial statements;

b)	the processes for identifying the Company’s principal financial risks and the control systems to monitor those risks;

c)	the Company’s compliance with legal and regulatory requirements related to financial reporting; and

d)	perform any other activities consistent with its mandate, the Company’s constating documents and laws of general application as the Committee or Board deems necessary or desirable.
Responsibilities
In performing its oversight responsibilities, the Committee shall:

1.	review and assess, on an annual basis, the adequacy of its mandate and recommend any proposed changes to the Board for approval;
2.review annually its own performance;
3.monitor, on a regular basis, the independence of the Auditor by reviewing all relationships between the Auditor and the Company and all non-audit work performed for the Company by the Auditor and the Committee or a member thereof shall pre- approve all non-audit services to be provided to the Company or a subsidiary by the Auditor;
4.monitor, on a regular basis, the independence of the Internal Auditor by reviewing all relationships between the Internal Auditor and the Company;
5.review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and any former Auditor;

6.review with the Auditor and management the annual plan for the audit of the financial statements before commencement of the work;
7.review with the Internal Auditor and management the annual internal audit work plan before commencement of the internal audit work and review and approve the Internal Audit Charter;
8.review with the Auditor the results of the Auditor’s work and any problems or difficulties that were encountered, including any disagreements between the Company’s management and the Auditor regarding financial reporting, and assess management’s responses thereto;
9.review summaries of significant reports prepared by the Internal Auditor including management’s responses to such reports;
10.review with management and the Auditor the annual audited financial statements and ‘Management Discussion and Analysis’ reports, before filing or distribution, including matters requiring review pursuant to laws and regulations of general application;
11.review with management (or ensure that the Board does so) the quarterly unaudited financial statements and Management Discussion and Analysis reports, before filing or distribution, including matters required to be reviewed under laws and regulations of general application;
12.review with management the annual budget, and any required interim adjustments, including the assumptions (for reasonableness, accuracy and timeliness), for recommendation to the Board;
13.review with management, as appropriate, news releases and any other form of disclosure containing earnings and other material financial information;
14.satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than the public disclosure referred to in paragraphs 6 and 7, and must periodically assess the adequacy of those procedures;
15.review with management, the Auditor and the Internal Auditor, the adequacy and effectiveness of the Company’s internal controls over financial reporting including any significant or material deficiencies and the adequacy and timeliness of its financial reporting processes and the quality and acceptability of the Company’s accounting principles and estimates, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates;
16.review with management and the Auditor the quality and appropriateness of the Company’s financial reporting and accounting standards and principles and significant changes to those standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made;
17.annually, obtain and review a report by the Auditor describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;
18.review with management and the Auditor the treatment and disclosure of significant related party transactions and potential conflicts of interest;
19.review with management the risk of frauds within the operations or financial reporting and consider the actions taken by management and the systems implemented to address these risks;
20.ensure that adequate procedures are in place for the receipt, retention and treatment of:

a)	complaints and expressions of concern regarding accounting, financial disclosure, internal controls, auditing or legal and regulatory matters; and

b)	confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters;
21.examine the process for identifying, categorizing, evaluating and mitigating the Company’s principal risks and the potential impact or consequences they might have, individually or compounded, on the sustainability of the Company, as well as measures available to ensure the latter, and report to the Board, members of which shall use their reasonable efforts to ensure the adequacy of the oversight of management and that management duly carries out its required functions;
22.review the appointment of the Company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process;
23.review disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process required under applicable Canadian and United States securities laws. Review any significant deficiencies in the design and operation of internal controls over financial reporting or disclosure controls and procedures and any fraud; and
24.conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities.
Meetings
The Committee will meet at least once per quarter or more frequently as circumstances require to perform the duties described above in a timely manner. Meetings may be held at any time deemed appropriate by the Committee.
Quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee. A Committee member who is unable to attend in person may attend a Committee meeting by telephone, video conference or other telecommunication device that permits all persons participating in the meeting to speak and hear each other. The Committee shall hold in camera sessions without the presence of management after each meeting.
The Committee may request any officer or employee of the Company or the Company’s outside counsel or independent Auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. In addition, the Committee or, at a minimum, the Chairperson, may meet with the Company’s external legal counsel to discuss the Company’s policies and practices relevant to the scope of responsibilities of the Committee.
Meetings of the Committee shall be held from time to time as the Committee or the Chairperson shall determine upon 48 hours notice to each of its members. The notice period may be waived by a quorum of the Committee.
The Chairperson will appoint a secretary of each meeting of the Committee who need not be a member of the Committee and who will maintain the minutes of the meeting and circulate copies of the minutes to each Committee member on a timely basis. The minutes of the Committee meetings will be made available for review by the Board.
Approval
Approved by the Board of Directors on December 30, 2019.